UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934




                              ZEO-TECH ENVIRO CORP.
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)



           Alberta,  Canada                              98-0359397
          -----------------                              ----------
(State  or  Other  Jurisdiction  of        (I.R.S.Employer Identification  No.)
  Incorporation  or  Organization)

     2300-1066  West  Hastings  St.
     Vancouver,  British  Columbia,  Canada                     V6E  3X2
     --------------------------------------                    ---------
   (Address  of  Principal  Executive  Officer)              (Zip  Code)


                                       (604) 684-3301
                                 --------------------
                                (Company's Telephone Number)


     Securities  registered  under  Section  12(b)  of  the Exchange Act:   None

     Securities  registered  under  Section  12(g)  of  the  Exchange  Act:


                         Common Stock, par value $0.001 per share
                         ----------------------------------------
                                    (Title  of  Class)

                               TABLE  OF  CONTENTS






ITEM                                                                             PAGE
-----------------------------------------  ------------------------------------------------------
                                             PART I

               Glossary of Geological and Technical Terms . .                       3
Item 1 . . . . Description of Business                                             10
Item 2         Management's Discussion and Analysis or Plan
.. . . . . . . . . .  of Operation                                                  22
Item 3 . . . . Description of Property                                             26
Item 4         Security Ownership of Certain Beneficial
  . . . . . . . . .  Ownership and Management                                      42
Item 5         Directors, Executive Officers, Promoters and
.. . . . . . . . . .  Control Persons                                               43
Item 6 .. . .  Executive Compensation                                              46
Item 7 . . . . Certain Relationships and Related Transactions                      48
Item 8 . . .   Description of Securities                                           49

                                             PART II
Item 1         Market Price of and Dividends on the Company's
 . . . . . . . . . .  Common Equity and Other Stockholders Matters                 51
Item 2 . . . . Legal Proceedings                                                   54
Item 3 . . .   Disagreement With Accountants and Financial Disclosure              54
Item 4 . . ..  Recent Sales of Unregistered Securities                             54
Item 5 . . .   Indemnification of Directors and Officers                           55

                                             PART F/S
               Financial Statements . . . . . . . . . . . . .                      58

                                             PART III
Item 1 . . .   Index to Exhibits                                                   72
Item 2 . . .   Description of Exhibits                                           74 - 142








                     DOCUMENTS  INCORPORATED  BY  REFERENCE

  Documents  incorporated  by  reference:     None

                   GLOSSARY OF GEOLOGICAL AND TECHNICAL TERMS

Albite - A common rock-forming mineral in granite, intermediate to felsic igneous rocks, low-temperature metamorphic rocks, and hydrothermal cavities and veins, can be used as a glaze in ceramics.

Alkali - Any strongly basic substance, such as hydroxide or carbonate of an alkali metal.

Alluvial - Said of a placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral; eg gold or diamonds, associated with alluvial placer.

Alumina - An oxide of aluminum; a mineral corundum; an important constituent of clay minerals, determining their suitability for firebrink and furnace linings.

Amphibole  -  A  mineral  group  characterized  by  double  chains  of  silica.

Amphibolite - A crystalline rock consisting mainly of amphibole and plagioclase with little or no quartz.

Amygdaloidal - Said of rocks containing amygdules (a gas cavity or vesicle, in an igneous rock, that is filled with such secondary minerals as zeolite) and of the structure of such rocks contains basaltic lava sheets which are an important source of minerals.

Analcime - An isometric mineral related to the zeolite group; in white to slightly tinted radiating aggregates or granular masses.

Andesite - A dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or ore of the mafic minerals.

Ankerite  -  Commonly  forms  thin  veins  in  some  coal  seems.

Anomaly  -  A  departure  from  the  expected  or  normal.

Aquifers - A formation, a group of ions, or part of a formation that is water bearing.

Argillaceous mudstone - A sedimentary rock composed of clay-grade particles; mainly composed of minute mineral fragments and crystals less than 0.002 mm in diameter.

Argillite - A compact rock, derived either from mudstone (claystone or siltstone), or shale, that has undergone a somewhat higher degree of induration that mudstone or shale but is less clearly laminated and without fissility, and lacks the cleavage distinctive of slate.

Bedded - Applied to rocks resulting from consolidated sediments and accordingly exhibiting planes of separation designated planes which are well defined from rocks of another type that are identified by different layers.

Bedrock - Solid rock exposed at the surface of the Earth or overlain by unconsolidated material, weathered rock or soil.

Bluff  -  A  high  steep  bank;  cliff.

Breccia - A coarse-grained clastic rock, composed of angular broken rock fragnments held together by a mineral cement or in a fine-grained matrix.

Burial - where material is laid down such as volcanic tuff and eventually turns into some form of rock due to low temperatures and often ground water running over the substance over centuries.

Calcium - A metallic element of the alkaline-earth group; never found in nature uncombined, occurs abundantly as limestone, gypsum and fluorite. It is the great cheap base of the chemical industry with countless uses.

Carbonate - A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron.

Cation  -  An  ion  having  a  positive  charge.

Chabazite - A trigonal mineral of the zeolite group occurs in cavities in basalts and hydrothermal veins and as alteration of silicic vitreous tuffs in alkaline saline lake deposits.

Chalcopyrite - a brass-yellow with bluish tarnish rock softer than pyrite; the most important source of copper.

Chamber - A large irregular or rounded body of ore, occurring alone or as an expansion of a vein.

Chert  -  a  fine  grained  siliceous  rock.

Clastic - Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.

Clinoptilolite  -  A  monoclinic  mineral  of  the  zeolite  group.

Core - A cylindrical section of rock, usually 5 to 10 cm in diameter and up to several meters in length, taken as a sample of the interval penetrated by a core bit and brought to the surface for geologic examination and / or laboratory analysis.

Corebox - The wooden, metal or cardboard box divided into narrow parallel sections, used to store the cores at the surface as they are extracted from a core barrel or corer during a drilling program. The core remains in this box until it is split and half of it is sent in for analysis.

Diagenesis - Any change occurring within a sediment after its deposition and during and after it lithification , exclusive of weathering. It includes such processes as compaction, cementation, replacement, and crystallization, under normal surifical conditions of pressure and temperature.

Diffraction - The cooperative scattering of any electromagnetic radiation where it encounters an obstacle, especially the edge of an obstacle, resulting in constructive and destructive interference.

Dip - the angle at which a vein is inclined from the horizontal, measurered perpendicular to the strike and in the vertical plane.

Dip slopes - A landform developed in regions of gently inclined strata, particularly where hard and soft strata are interbedded. A long, gentle sloping surface that parallels the dip of bedding planes of the strata below ground.

Disseminated - Said of a mineral deposit in which the desired minerals occur as scattered particles in the rock, but in sufficient quantity to make the deposit an ore.

Downdip - Parallel to or in general direction of the dip of a bed, rock stratum, or vein.

Facies - A term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

Fault - A fracture in rock along which there has been an observable amount of displacement. When faults occur along parallel or subparallel sets of planes they are called fault or fracture zones.

Fecal - An organic excrement, mainly of invertebrates, occurring especially in modern marine deposits but also fozzsilized in some sedimentary rocks.

Feldspar - Constitutes 60% of the Earth's crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil.

Ferrierite - A monoclinic and orthorhombic mineral considered to be in the zeolite group.

Float - A general term for loose fragments of ore or rock that has move from one place of original origin to another place; usually by ice, water or gravity.

Flow breccia - A breccia that is formed contemporaneously with the movement of lava flows; the cooling crust becomes fragmented while the flow is still in motion.

Galena - A isometric mineral, cubic cleavage, forms cubes and octahedral, also coarse-or fine-grained masses.

Glacial till - Dominantly unsorted and unstratified drift, generally unconsolidated, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a mixture of clay, silt, sand, gravel and boulders ranging widely in size.

Gouge - A layer of solft, earthy or clayey, fault-comminuted rock material along the wall of a vein.

Graben - An elongate, relatively depressed crustal unit or block that is bounded by faults on its long sides. It is structural form that may or may not be geomorphologically expressed as a rift valley.

Granite - A plutonic rock in which quartz constitutes 10% to 50% of the felsic components and in which the alkali feldspar/total feldspar ratio is general restricted to the range of 65% to 90%.

Granodiorite - A group of coarse-grained plutonic rocks intermediate in composition between quartz diorite and quartz monzonite, containing quartz, plagioclase and potassium feldspar.

Greenschist - A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

Grid - Two sets of uniformity spaced parallel lines, intersecting at right angles, by means of which the surface area is divided into squares when a checkerboard placement of earth samples is desired.

Groundmoss - The material between the phenocrysts and porphyritic igneous rock. A term sometimes used for matrix of sedimentary rock.

Group  -  A  group  (one  or  more)  formations  of  approximately the same age.

Heulandite - A monoclinic mineral associated with zeolite and often forms in cavities in basalt and is also associated with limestone or sandstone.

Hydrometallurgy - The treatment of ores, concentrates, and other metal-bearing materials by wet processes, usually involving the solution by some component, and its subsequent recovery from the solution.

Igneous Rock - Rock formed by the solidification of molten material that originated within the Earth.

Illite - A general term for a group of three-layer, micalike clays widely distributed in argillaceous sediments and derived soils, intermediate in composition and structure between muscovite and montmorillonite, contains less potassium and more water than muscovite, but more potassium than kaolinite or montmorillonite.

Intercalated - Said of layered material that exists or is introduced between layers of a different character; especially said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of limestone.

Interstitial - Said of a mineral deposit in which the minerals fill the pores of the host rock.

Intrusion - In geology, a mass of igneous rock that, while molten, was forced into or between other rocks.

Ion exchange - Reversible exchange of ions contained in a crystal for different ions in solution without destruction of crystal structure or disturbance of electrical neutrality.

Jurrasic - The second period of the Mesozoic Era, thought to have covered the span of time between 190 million years to 135 million years ago.

Lapilli tuff - Pyroclastics that may be either essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2 mm and 64 mm. The fragments may be either solidified or still viscous when they land; thus there is no characteristic shape.

Latite - A porphyritic extrusive rock having phenocrysts of plagioclase and potassium feldspar in nearly equal amounts, little or no quartz, and a fine crystalline to glassy groundmass, which contain obscure potassium fledspar; the extrusive equivalent of monzonite.

Lenses - Pyrite, round or oval in plan and lenticular in section, ranging up to 2 to 3 feet in thickness and several hundred feet in the greatest lateral dimension, that is found in coal beds. Sometimes called kidney sulfur.

Lignite - A brownish-black coal in which the alteration of vegetal material has proceeded further than in peat.

Limestone - A general term used commercially for a class of rocks containing at least 80% of the carbonates of calcium or magnesium and which, when calcined, gives a product that slakes upon the addition of water.

Low rand - A low ridge, range of hills, or highland on either side of a river valley.

Mafic - Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

Meta - Indicates a mineral species which is dehydration product of another mineral species or in a polymorph. As a prefix, indicates that the rock has been metamorphosed.

Metamorphic rock - Any rock derived from preexisting rocks by mineralogical, chemical or structural changes, in response to marked changes in temperature, pressure, shearing, stress and chemical environment, generally at depth in the Earth's crust.

Minable - Having the characteristics of being able to be mined; extraction of ore.

Mineralization - Potentially economic concentration of commercial metals occuring in nature.

Mohs scale - Arbitrary quantitative units by means of which the scratch hardness of a mineral is determined. The scale ranges from softest (a one on the scale) to hardest (a ten).

Molecular sieve - A microporous structure of zeolites created by dehydration so that empty cavities in the structure where water molecules were previously present will accept any material that can penetrate the cavity.

Mordenite - A white, yellowish, or pinkish member of the zeolite group of minerals.

Mortar - A vessel in which rock is crushed by hand with a pestle for sampling or assaying.

Nitrogen  -  Colorless, tasteless, orderless, makes up 78% of the air by volume.

Open cast - A working in which excavation is performed from the surface. Commonly called an open pit.

Ore - The naturally occurring material from which a mineral or minerals or economic value can be extracted profitably or to satisfy social or political objectives.

Outcrop - The part of a rock formation that appears at the surface of the ground.

Overburden  -  Loose  soil,  sand,  gravel,  etc.  that  lies above the bedrock.

Oxide  -  A  compound  of  oxygen  with  another  element.

Peat - Formed in marshes and swamps from the dead, and partly decomposed remains of marsh vegetation. Common starting material in coal.

Petrographic  -  Pertaining  to  the  study  of  rocks.

pH - The negative logarithm (base 10) of the hydrogen-ion activity.   It denotes
the  degree  of  acidity  or  of  basicity  of  a  solution.

Phillipsite - A monoclinic mineral of the zeolite group, commonly occurs in complex twinned crystals; in basalt amydules, in pelagic red clays, in palagonite tuffs, in alkaline saline lakes from silicic vitric volcanic ash, in alkaline soils and around hot springs.

Pitting  -  The  act  of digging or sinking a pit.   The practice is confined to
shallow  depths;  down  to  50  feet  in  fairly  dry  soft  ground.

Plagioclase  -  Any  of  a group of feldspars containing a mixture of sodium and
calcium  feldspars.   The term was originally applied to all feldspars having an oblique  angle  between  the  two  main  cleavages.

Plutonic rock - igneous rock formed deep within the Earth under the influence of high heat and pressure.

Porous - Containing voids, pores, cells, interstices, and other openings, which may or may not interconnect.

Porphyry - An igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained groundmass; a porphyritic igneous rock.

Potassium - A highly reactive metallic element of all the alkali group; it is soft, light, and silvery. Occurs abundantly in nature and its greatest demand is for use in fertilizers.

Pozzolanic - The term is now applied more generally to a number of natural and manufactured materials, such as ash and slag, that impart specific properties to cement. Pozzolanic cements have superior strength cured and are resistant to salineh and acidic solutions.

Pyroclastic - Produced by explosive or aerial ejection of ash, fragments and glassy material from a volcanic vent. Applied to rocks and rock layers as well as the textures so formed.

Quartz  -  A  general  term  for  a  variety  of  cryptocrystalline  varieties.

Rand  -  a  ridge,  range  of  hills  or  highlands.

Relict - Pertaining to a mineral, structure, or feature of an earlier rock that has persisted in a later rock in spite of processes tending to destroy it.

Reserve - A quantity of minerals that is calculated to lie within a given boundary. Often the amount of payable ore, developed and ready for extraction, or blocked out ahead of immediate requirements.

Rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass.

Saline - A natural deposit of halite or of any other soluable salt; eg, an evaporite.

Sanidine - A monoclinic mineral of the feldspar group; forms a series with albite, prismatic cleavage ; colorless, forms phenocrysts in felsic volcanic rocks. Stratiform - Said of a special type of strata-bound deposit in which the desired rock or ore constitutes, or is strictly coextensive with, one or more sedimentary, metamorphic or igneous layers; for example, beds of salt or iron oxide, or layers rich in chromite or platinum in a layered igneous complex.

Sandstone - A medium-grained clastic sedimentary rock composed of fragments of sand size set in a fine-grained matrix and more or less firmly united by a cementing material.

Sediment - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents.

Sedimentary rock - A rock resulting from the consolidation of loose sediment that has accumulated in layers.

Shards - A vitric fragment in pyroclastics, some have a characteristically curved surface of fracture. Shards generally consist of bubble-wall fragments produced by disintegration of pumice during or after an eruption.

Shale - A fine grained sedimentary rock formed by consolidation of clay, silt or mud.

Silica  -  Chemically  resistant  dioxide  of  silicon.

Silicon - A nonmetallic element that is the second most abundant on Earth, being exceeded only by oxygen.

Smecitite - Any clay mineral with swelling properties and high cation-exchange capacities; an expansive clay.

Sodium  -  A  soft,  bright, silvery metallic element; one of the alkali metals.

Species - A mineral distinguished from others by its unique chemical and physical characterists.

Specific gravity - The ratio between the weight of a unit volume of a substance and that of some other standard substance, under standard conditions of temperature and pressure.

Sphalerite - An isometric mineral, perfect dodecahedral cleavage, resinous to adamantile; occurs with galena in veins and irregular replacement in limestone; a source of zinc.

Stilbite - a mineral block with two parallel sets of sides at right angles and one parallel set at right angles which may or may not intersect at right angles.

Stockworks - A mineral deposit consisting of a three-dimensional net work of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

Stope - An excavation from which ore has been removed in a series of steps. Usually applied to highly inclined or vertical veins.

Stratiform - Said of a special type of strata-bound deposit in which the desired rock or ore constitutes, or is strictly coextensive with, one or more sedimentary, metamorphic or igneous layers; for example, beds of salt or iron oxide, or layers rich in chromite or platinum in a layered igneous complex.

Stratigraphic - Pertaining to the composition, sequence, and correlation of stratified rock.

Striking - a very thin film of metal that will facilitate further plating with another metal or the same metal under different conditions.

Striping ratio - The unit amount of spoil or overburden that must be removed to gain access to a unit amount of ore or mineral material, generally expressed in cubic yards of overburden to raw tons of mineral material.


Sulphide - A mineral compound characterized by the linkage of sulphur with a metal.

Syncline - A fold in which the core contains the stratigraphically younger rocks.

Synthesis - The production of a chemical compound by the union of elements or a simpler compounds or by the degradation of a complex compound; ie, by laboratory or industrial methods.

Tectonic - said of or pertaining to the forces involved in, or the resulting structures or features of, tectonics.

Tephra  -  A  general  term  for  all  pyroclastics  of  a  volcano.

Tertiary - The first period of the Cenozoic Era thought to have covered the span of 65 million year and 3 to 2 million years ago.

Treed  -  Supported  by  props,  such  as  a  mine  roof.

Trenching - In geological exploration, a narrow, shallow ditch cut across a mineral deposit to obtain samples or observe character. Normally the width of operation and generally the depth are limited.

Tuff  -  A  general  term  for  all  consolidated  pyroclastic  rocks.

Tuffaceous  -  Said  of  sediments  containing  up  to  50%  tuff.

Vein - A mineral filling of a fault or other fracture in a host rock, in tabular or sheetlike form, often associated with replacement of the host rock.

Vitric  -  Pyroclastic  material  that  is  characteristically  glassy.

Volcanic Rock - A generally finely crystalline or glassy igneous rock resulting from volcanic action at or near the Earth's surface, either ejected explosively or extruded as lava.

Zeolite - A generic term for the class of hydrated silicates of aluminum and either sodium or calcium or both.

                                     PART I

Zeo-Tech Enviro Corp. (the "Registrant") is filing this Form 10-SB on a voluntary basis to:

1.     provide  current,  public  information  to  the  investment  community;

2. to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Registrant's securities, and

3. to comply with prerequisites for listing of the Registrant's securities on NASDAQ.

At the present time the Registrant is a publicly trading company on the TSX-V Exchange; being the venture capital exchange located in Toronto, Canada.

All dollar references mentioned herein are stated in United States currency unless otherwise noted.

ITEM  1.          DESCRIPTION  OF  BUSINESS

A.  Business  Development

The Registrant has its executive offices at Suite 2300 - 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2 (Tel: 604-684-3301; Fax:
604-408-8893; President's cellular telephone 604-617-0708; e-mail: zeotech@zeo-can.com and website at www.zeo-can.com).
             ------

The Registrant was incorporated as Adamas Resources Inc. by certificate of incorporation dated June 5, 1987 issued pursuant to the provisions of the Business Corporations Act (Alberta) (refer to Exhibit 3.1 page 74).

Since incorporation, the Registrant's articles have been amended or revived as follows:

1. As evidenced by a Certificate of Amendment, the Corporation changed its name to Zeacan Products Ltd. on March 1, 1989 (refer to Exhibit 3.2 page 75).

2. A Certificate of Revival was issued by the Alberta Corporate Registry on December 11, 1992 (refer to Exhibit 3.3 page 77).

3. Pursuant to Articles of Amendment dated June 15, 1993, the Corporation changed its name to Canadian Zeolite Ltd. and effected a five for one share consolidation (refer to Exhibit 3.4 page 79).

4. Pursuant to Articles of Amendment dated November 19, 1996, the Corporation changed its name to The Canadian Mining Company Ltd. and amended its articles to allow for shareholders' meetings to be held in British Columbia as well as anywhere in Alberta (refer to Exhibit
       3.5  page  81).

5. A Certificate of Revival was issued by the Alberta Corporate Registry on March 9, 1999 (refer to Exhibit 3.6 page 83).

6. As evidenced by a Certificate of Amendment, the Corporation changed its name to Zeo-Tech Enviro Corp. on April 10, 2000 (refer to Exhibit 3.7 page 84).

On August 3, 1999, the Registrant incorporated in the State of Nevada a wholly owned subsidiary, Canadian Mining Company Ltd. with an authorized share capital of 25,000 common shares with a par value of $0.01 per share (refer to Exhibit
21.1  page 140).   The Employer Identification Number of Canadian Mining Company

Ltd. is 88-0433340 and the sole director is Raymon Paquette, President and Director of the Registrant, with Stephan Sather as Secretary Treasurer. There are two shares issued and are both held in trust by Raymon Paquette and Stephan Sather on behalf of the Registrant. Canadian Mining Company Limited is inactive at the present time having no assets and no operations.

Since its inception, the Registrant has been mainly involved in the exploration of mineral properties. During this time the Registrant has not been in bankruptcy, receivership or similar proceedings and has not undergone any material reclassification, merger, consolidation (other than a share consolidation in 1993) or purchase and sale of a significant amount of its assets not in the ordinary course of business.

Since 1999, the Registrant has undergone a shift in business focus from a gold resource company and has expanded the scope of its operations to include the mining and processing of industrial minerals, and in particular, zeolite. This encompasses the blasting, extraction, crushing, processing, packaging, transportation, distribution, marketing and sales of zeolite products into the industrial, commercial and some retail markets. In addition, the Registrant has established strategic alliances with processors, pozzolanic, encapsulation and waste management/remediation technology companies to further advance the molecular sieve properties of zeolite within the environmental protection control industry.

On October 28, 1999, the Registrant entered into a strategic alliance with C2C mining Corporation ("C2C") of Calgary, Alberta, Canada; refer to Exhibit 10.5, page 120. Management is of the opinion that the synergies between C2C and the Registrant will allow both companies to exchange resources, reach expanded geographical territories and present new business expansion opportunities. The exchange of research and development information and access to the formulations and patents held by C2C and the National Research Council of Canada will serve to advance the product development and sales of zeolite and rhyoltic meta-tuff minerals.

On October 15, 2001 C2C and the Registrant entered into a Licensing and Production Agreement (Exhibit 10.6, page 121). C2C developed and holds patents, licenses and proprietary information on the nature, use and application of zeolite. The parties agree as follows; the Registrant will pay C2C a royalty of 10 percent of sales on the first Cdn. $1,000,000 (US$667,000) per annum, 5 percent on sales from Cdn. $1,000,000 to $1,500,000 (US$667,000 to $1,000,000)
per annum and 3 percent on sales over Cdn. $1,500,000 (US$1,000,000) per annum. The minimum royalties are NIL for the first year, Cdn$5,000 for the second year and Cdn$10,000 per annum between the third and fifteenth year. Both companies will form a management committee that will oversea the engineering, procurement and construction of a plant to produce zeoFUME. The committee will also deal with quality control and assurance issues and will report all operational issued to this committee.

The Registrant and C2C will distribute the licenses from consumers and manufacturers, where the fees will be equally collected. Licenses will be
issued  on  both  exclusive  and  non-exclusive  licensing  agreements.   The
application of zeolite for downhole cementing will be restricted for the purposes of this Agreement since C2C has already made an agreement with another company for exclusive use of this application in NAFTA countries.

It is the intention of the Registrant to begin production on its Zeo and Zeo #1 claims. These two claims hold a mining lease which allows them to produce at least 27,000 tons annually.

The  Registrant  has  the  following  strategies  for  earning  and  growth:

1. To continue developing strategic alliances with companies and organizations that incorporate the use of technology in conjunction with the application of zeolite;

2. To expand processing facilities in Western and Eastern Canada to meet market demands and to look at the developing markets in the United States;

3. To expand from a commercial processor of zeolite into a manufacturer of zeolite based building materials; and

4. To increase shareholders value through the development of new markets and increased sales revenues.

B.  Business  of  Issuer

1.  Principal  products  or  services  and  their  markets

Zeolite, is a natural inorganic, non-toxic porous volcanic mineral with a highly regular structure of pores and chambers (refer to "Glossary of Geological and Technical Terms" on page 3). This material allows for "molecular sieving", absorption, ion exchange, dehydration and re-hydration of physical and chemical properties.

Zeolites are derived from lake bed sediments that were deposited during intense volcanic activities approximately 250,000 years ago. Hot water rising from subsurface thermal activity and extreme pressures transformed the clay materials into rock that contained organized internal structural properties, much like a "honeycomb". During the thermal alternation, material was washed from the clay, leaving a 3 dimensional skeleton of aluminum and silica oxides, which, due to the unique configuration, have a high negative charge.

The three dimensional skeleton has a large internal surface area with pore sizes in the lattice work that allow for some molecules to enter and be trapped, while others will be excluded. Certain forms of zeolite are able to carry up to 100 percent of their own weight in water of other liquids.

Zeolites are composed primarily of potassium, calcium, sodium and aluminosilicate. Zeolite, particularly clinoptilolite, have a very high cation exchange capacity. Positively charged cations in solutions (or molecules suspended in air) can be absorbed onto the zeolite and, depending on the cation concentration, pH and charge characteristics can be later released.

Zeolite may be defined as a group of hydrated alumina, testosilicate minerals which can lose part or all of their water without change of crystal structure, absorb other compounds in place of water removed and are also capable of undergoing cationic exchange. These properties provide the basis for a myriad of potential industrial uses including treatment of radioactive waste, sewage effluent, agricultural wastewater, stockyard waste, oil spills, oxygen production, stackgas cleanup, coal gasification, natural gas purification, solar energy use, aquiculture, hydrometallurgy, as a fertilizer, animal nutritional supplement, a filler in paper production, medicine, construction (lightweight aggregates) and as a filler in pesticides. The development of commercial applications is ongoing in North America and in its infancy unlike Japan where zeolite has been extensively utilized for many years.

Over thirty species of zeolite occur in nature - a number of which have been synthesized, including a few which do not occur naturally. Analcime and clinoptilolite are the most abundant by far while chabazite, ferrierite, heulandite, stilbite, mordenite and phillipsite are also commonly found.

Six  modes  of  occurrences  have  been  proposed  for  zeolite  formation:

     1.     in  a  saline,  alkaline  lake  environment;

     2.     in  saline,  alkali  soils  and  land  surfaces;

     3.     in  sea  floor  sediments;

     4.     from  percolating  water  in  an  open  hydraulic  system;

     5.     from  hydrothermal  alterations;  and

     6.     from  burial  diagenesis.

Zeolite occurances in the Princeton Basin have formed from burial diagenesis resulting in replacement / zeolitation of original glass shards in waterlain vitric tuff and rhyolite glass in volcanic breccia lenses of the Allenby Formation. It is suggested that the solution/hydrolysis of volcanic ash leads to increased pH, dissolution of solids, alternation of glass and precipitation of zeolites - particularly in the upper portions of an open hydraulic system mode of occurrence which is similar to a burial diagenetic type. With decreasing hydration/increasing temperature in the buried diagenetic mode of formation a zonation is common consisting of (shallower to deeper) clinopotilolite and mordenite - analcime and heulandite - laumonitite and albite (getting into the greenschist facies). It is felt that the species and quantity of zeolite may vary primarily as a function of host rock, composition of interstitial water, age and temperature. It is also proposed that pH may determine the rate of zeolite formation - at a pH of 9.5 substantial quantities of zeolite can form within a few thousand years. To date the available research has provided only partial answers to the questions in this topical area.

The Registrant had B.C. Research Inc., Vancouver, British Columbia, Canada, to test several rock samples and 70 drill core samples, labeled 9ZR-1 through 9ZR-70, collected from the Registrant's property in Princeton, British Columbia in 1999. Analysis of these samples indicated that the Registrant's ore body contains relatively high quality zeolite (more fully described on page 31).

Zeolite  can  have  the  following  applications:





Application                                        Application
-----------------------------------  ----------------------------------------
Industrial Absorbent (Auto/Marine).  Pozzolanic Aggregate Building Materials
Toxic Waste Encapsulation . . . . .  Stall Maintenance (odor/moisture)
Golf Course Turf Grass Maintenance.  Sports Field and Parks Amendment
Aquaculture and Pond Filtration . .  Effluent Treatment (GVRD Waste Sludge)
Removal of Heavy Metals (Soils) . .  Water and Air Filtration
Treatment of Radioactive Ions . . .  Drying Agent for Building Flood Relief
Anti-Caking Agents for Animal Feed.  Organic Composting and Potting Soils
Turf and Soil Enhancement . . . . .  Animal and Biosolids Waste Treatment




The following is a brief description of the primary target markets of the Registrant, which highlights what management believes is a variety of applications and environmental opportunities that zeolite presents:

a.     Livestock  and  Municipal  Waste  Management

Management believes that zeolite provides a non-toxic, non-hazardous, economical
solution  for  odor  and  moisture  control  issued  involving livestock.   More
specifically,  management  believes  that  zeolite  will:

1. Absorb the ammonia particles from animal urine helping to eliminate smells and respiratory tract damage in both animals and humans;

2. Retain nitrogen and increase the N.P.K (nitrogen/potassium/sodium) value in the manure pile;

3. Reduce and control toxic fecal leaching into groundwater and aquifers; and

4.     Extend  bedding  life  and  increase  value  of  composted material.

In addition, management advises that zeolites are being studied and used to treat biosolid waste from municipal collection systems to enhance the nutrient retention, reduce toxic leaching and unpleasant odors in the country's municipally owned and operated landfills.

The grain size of Minus 80 would be used for Livestock waste management. The Registrant has estimated that approximately 7.5% of its zeolite sales would come from this application.

b.     Anti-Caking  Agent  for  Livestock  Feed

One of the Registrant's strategic alliance partners, C2C Mining Corporation, has been issued an Agriculture Canada registration number (990554) for the anti-caking agent "Free-Flow", allowing the product to be used as an anti-caking agent with livestock feed. Management believes that the addition of formulated zeolite to animal feed may:

     1.     Improve  the  animal's  growth  and  weight  gain;

     2.     Increase  food  conversion  efficiency;  and

     3. Reduce scour (diarrhea) enteritis and other gastrointestinal diseases,

thus improving the health of the animal, providing for a cleaner and less odorous environment and again, ensuring less leaching of fecal matter into water systems. Zeolite is approved in a rationing of 2% by volume in livestock feed. Livestock feed would use the grain size of minus 80. The livestock feed would approximately be 7.5% of the Registrant's sales.

c.     Turf  Grass  Application

Management believes that zeolite can greatly improve turf development through zeolite's ability to trap and slowly release water, nutrients, applied fertilizers and herbicides as and when the grass plant demands. Management also believes that zeolite improves porosity and infiltration, reduces soil compaction and reduce leaching.

Management has identified a growing market section in this area. The Canadian Golf Superintendents Association and Western Canada Turfgrass Association estimates that there are approximately 2,400 golf courses in Canada, with an average total greens per course of 115,000 square feet. Based on these figures, management estimates that 20 tons of zeolite are need per course for spring and fall, which totals 40 tons per year (including some tee box anPd divot mix applications). In addition, management estimates that for every golf course in Canada, there are 17 sports activities fields that would benefit from the application of zeolite, including sodding, seeding and top-dressing applications. Turf Grass application would use the grain size of minus 80 and would consist of 10% of total sales of zeolite.

d.     Lightweight  Zeolite  Concrete  ("LZC")

The Registrant and its joint partner, C2C, have developed a range of formulated zeolites to be used as a pozzolanic material in the production of energy efficient, lightweight, high strength construction material aggregates. The National Research Council in Canada hold the patent number 5,494,513 relating to these material aggregates, although the patents were a result of collaborative work between the National Research Council and C2C. As a result, C2C has exclusive rights and exclusive licensing for the NAFTA countries for lightweight zeolite concrete and encapsulation applications.

In particular, C2C has studied a European technology defined as autoclaved cellular concrete ("ACC") which uses silica sand as a major ingredient to produce a lightweight, high strength construction material. C2C has commenced a research and development program to integrate the existing ACC technology with cement technology and the unique properties of zeolites to produce a new construction material.

The product is made by using a combination of minus 325 zeolite with concrete. The end result is that LZC is approximately 40% of the weight of solid concrete. Management believes that the demand for innovative building materials, such as lightweight roofing tiles and prefabricated concrete homes will prove to be a substantial market segment of the Registrant's business. The Registrant estimates that 25% of its sales would come from this application.

e.     Waste  Encapsulation

The patent licenses described above which control LZC are also applicable to the zeolite waste encapsulation technology that C2C has developed. The Registrant has been working with several joint venture companies to develop and/or acquire licensing, rights and patents to additional processing technologies, which allow for the processing and treatment of hazardous, toxic industrial waste products. At the simplest level, the Registrant supplies an industrial absorbent that is used in the automotive and marine distribution channels. Management believes that more complex commercial and industrial waste remediation contracts will also be future opportunities for the Registrant.

f.     ZeoFume

ZeoFume is a product that will replace the harding agent in cement. It is a unique product made from natural zeolite, manufactured to specifications which enhance its pozzolanic character. This alumino-silicate admixture reacts with free lime in the fresh mix to produce strength-enhancing binders. The resulting high performance concrete are similar to those formulated with silica fume, but at a fraction of the cost. The products are chemically resistant and lower in density without sacrificing strength. With particle size in the 5 micron range the product can replace Portland cement, fly ash and silica fume. Nevertheless, product performance may be affected by many factors, including storage, method and condition of application use. User testing is essential to determine suitability of product for intended application and use. Minus 400 zeolite is used for Zeofume, which is estimated to consist of 50% of the Registrant's projected sales.

2.  Distribution  methods  of  products  and  services.

The Registrant has only distributing samples of its product to various customers for the various applications of zeolite. For example, the Registrant sent 22,000 pounds to Twin Lakes Golf and Country Club, 28,600 pounds to Swan-E-Set Bay Country Club and 6,600 pounds to Eaglequest Golf Centre for golf course maintenance, soil treatment and construction. Furthermore, 48,400 pounds of zeolite were sent to Integrity Sales and Distributors. Zeolite has several environmental applications, for example, Quance Service, obtained 2,200 pounds of zeolite for oil spill soil treatment in Squamish, British Columbia and the Greater Vancouver Regional District gained 4,400 pounds of zeolite from the Registrant for sewage waste treatment testing.

Once the Registrant begins full production of zeolite it will need to transport the zeolite from Princeton to the various regions. No contracts have been established be the Registrant and shipping or distribution companies in regards to the distribution of the Registrant's product.

3.  Status  of  any  publicly  announced  product  or  service.

The Registrant has not made any public announcements regarding its main product or any services.

4. Competitive business conditions and the small business company's competitive position in the industry and methods of competition.

In Canada there are numerous mining and exploration companies, both big and small. All of these mining companies are seeking properties of merit, availability of funds and distribution of their minerals. The Registrant will have to compete against such companies to acquire the funds to further develop its zeolite claims. In Canada, the Registrant's main competition in zeolite is Western Clay, Kamloops, British Columbia. Within the United States, there are several large zeolite producers, such as, Saint Cloud Mining (New Mexico), GSA Resources (Tuscon, Arizona) and Bagger Resources. The availability of funds for exploration is sometimes limited and the Registrant might find it difficult to compete with larger and more well-known companies for capital. Even though the Registrant has the rights to the mineral on its claim there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claims in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claims might lapse and be staked by other mining interests. The Registrant might be forced to seek a joint venture partner to assist in the development of its mineral claims. In this case, there is the possibility that the Registrant might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

Even though there exists a commercial viable ore body on both the Dick/Slate Claims and Zeo Claims, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Registrant's ability to process its ore and eventually market it. At this point in time, the Registrant does not have any contractual agreements to refine any potential ore located on its zeolite claims.

Nevertheless, the management of the Registrant believes that it is well positioned in the Pacific Northwest to process and distribute zeolite and meta-tuff products.

5. Sources and availability of raw materials and the names of principal suppliers

The Registrant has sources of zeolite located on its claims which are more fully described below. The Registrant has no suppliers which it purchases products from.

6.  Dependence  on  one  or  a  few  customers

Currently, the Registrant has no customers. It is the Registrant's goal to diversify its business to the various applications of zeolite. With this type of diversification the Reigstrant will have several customers. However, the Registrant may be dependent on customers which consist of a majority of the Registrant's business. If this is the case, the Registrant's financial position would be affected with the loss of such a customer.

7. Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

The Registrant has no trademarks, licenses, franchises, concessions, or labor contracts. Under a contract with C2C, the Registrant has the right to produce Zeofume, which C2C has patented. Under this Agreement, the Registrant must pay a Royalty of 10% of sales on the first $650,000 per annum, 5% of sales between $650,000 to 1,000,000 and 3% over $1,000,000. A minimum amount of royalties must be paid. The Registrant does not have to pay for the first year of this agreement. The second year requires the Registrant to pay a minimum of Cdn.$5,000 and from the third to fifteenth the Registrant must pay at least Cdn.$10,000 per annum.

8.  Need  for  government  approval  of  principal  products  or  services.

There is no need for government approval for the distribution and sale of zeolite. There are no quantity restrictions on the production of zeolite or meta tuff.

9. Estimate of time spent during each of the last fiscal years on research and development activities

The Registrant has not engaged in any research and development activities other than the determination of the quality of its product and the tonnage on the claims which is discussed in more detail elsewhere in this Form 10-SB. C2C will handle the product development and research under the Licensing and Production Agreement between it and the Registrant.


10. Cost and effects of compliance with environmental laws (federal, state, local)

The Registrant is subject to the Health, Safety and Reclamation Code for Mines in British Columbia, Canada. This code deals with environmental matters relating to the exploration and development of mining properties. The Code is meant to protect the environment through a series of regulations affecting:

1.     Health  and  Safety
2.     Archeological  Sites
3.     Exploration  Access

The Registrant is responsible to provide a safe work environment, no disruption of archeological sites and conduct its activities in a manner as to not cause any unnecessary damage to the property.

The Registrant will secure all necessary permits for exploration and will file final plans of operation prior to the commencement of any mining operations. It is anticipated no endangered species will be disturbed. Re-controuring and re-vegetation of disturbed surface areas will be completed pursuant to the law. No discharge of water into active streams, creeks, rivers or lakes and any other body of water regulated by the environmental law, or regulation. Any portals, adits or shafts will be sealed. The cost of compliance with environmental regulations is difficult to access since the nature and extent of the Registrant's proposed activities cannot be determined until it commences operations to a larger extent and then the Registrant will be able to access the cost.

The Registrant is in compliance with the following Regulations and will continue to comply with them in the future. Compliance with these regulations will not adversely affect the Registrant's business operations in the future.


11.  Number  of  total  employees  and  number  of  full  time  employees.

The Registrant's only full time employee is the President, Raymon Paquette. The Registrant engages the services of consultants to work on its properties and the production of its product: zeolite. For example, John Jenks prepares various geological reports on the mineral claims of the Registrant. His reports are summarized in the following pages under Item 3 - Description of Property. Mr. Paquette, Mr. Haderer and Mr. Kepkay have been compensated for their services. The directors and officers do not have any employment agreements. There is no pension, health, annuity and insurance benefits with the Registrant. No personal benefits are available to the employees other than stock options.

RISK  FACTORS

These risks, including the risk the Registrant may have to cease operations, could result in the shareholders losing all or part of their investment. The Registrant and its shareholders are aware of the following risks.

1.     FORWARD-LOOKING  STATEMENTS

     This  Form  10-SB  contains  certain  forward-looking  statements.   Such
forward-looking statements include, but are not limited to, statements regarding the Registrant's marketing plans and expectations concerning growth in the market. Actual results could differ from those estimated of mineral reserves in any forward-looking statement. The forward-looking statements are made as of the date of this Form 10-SB and the Registrant assumes no obligation to update such forward-looking statements, or to update the reasons why actual results may differ from those projected in the forward-looking statements. A number of factors that may influence future results of operations are outside the Registrant's control.

2.     THE  AUDITORS  CONCERNS  OVER  THE  REGISTRANT  BEING  A  GOING  CONCERN

The Registrant's auditors, in the audited financial statements included in this Form 10-SB, have stated in their audit opinion dated February 26, 2003 the following:

"The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have sufficient working capital to service its debts and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 6. These financial statements do not include any adjustments that might result from the outcome of this uncertainty."

Basically, the auditors are alerting a reader of this Form 10-SB that if the Registrant does not obtain future financing there is a strong possibility the Registrant will cease to be a viable concern and therefore no longer be an operating entity. This is particularly relevant given the fact that, as of December 31, 2002, the Registrant had $14,144 in cash and approximately $130,611 in liabilities.

3.     ACCUMULATED  DEFICIT  AND  SUBSEQUENT  FINANCING

     Since inception, the Registrant has incurred losses and has an accumulative deficit of $4,943,845 as at December 31, 2002. The Registrant's ultimate success in fully implementing its develop and sale of minerals from its mineral properties, being both the Zeo and Dick/Slade claims, are dependent on its ability to raise additional capital, as to which there can be no assurance. The Registrant believes it has the ability to obtain additional equity or debt financing. The Registrant will need to raise additional funds through public or private debt or sale of equity to achieve its current business strategy of being a producing mining company. This financing may not be available when needed. Even if the financing is available, it may be on terms that the Registrant deems unacceptable or are materially adverse to the shareholders' interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. The Registrant's inability to obtain financing would have a material adverse effect on its ability to implement its growth strategy, and as a result, could require it to diminish or suspend its exploration and development programs and possibly cease its operations.

4.     PENNY  STOCK  RULES  MAY  MAKE  BUYING OR SELLING THE REGISTRANT'S SHARES
DIFFICULT

Broker-dealer practices in connection with transactions in penny stock are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges and quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about the penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. It is expected the Registrant's common shares will be subject to the penny stock rules especially in light of the trading prices of the stock during the last three years on the TSX-V Exchange - refer to Part 11 - Market Information, page 51.

5. FUNDS FOR EXPLORATION MIGHT NOT BE AVAILABLE AND CLAIMS MIGHT COMMENCE TO EXPIRE

Resource exploration is a speculative business in that the Registrant might not be able to raise any funding for the further exploration and development, in the case of the Zeo Claims and the Dick/Slade claims, of its mineral properties. Without funds some of the mineral claims, associated with the Dick/Slade claim group, the Anyox and Tawell Lake properties, will start to lapse for non-payment of annual assessment work or payment of cash in lieu. This is not the case with the Zeo Claims which are in good standing for a number of years but if the Registrant is unable to raise funds during the period before they commence to lapse it will result in the Registrant having no claims.

6.     MARKETING  FACTORS  BEYOND  THE  CONTROL  OF  THE  REGISTRANT

The marketability of any minerals acquired or discovered may be affected by factors beyond the control of the Registrant. For example, fluctuations of the price of commercial minerals such as zeolite and mega tuff, the nearest to the claim of milling facilities in the Princeton area, governmental regulations, cost and equipment, taxes and quotas on production and selling, etc. There may not be any demand for zeolite as envisioned by the Registrant. Other countries produce zeolite and might be able to mine the mineral at cheaper rates due to their cost of labor being less. Any of these factors will have an impact on the Registrant's operations and its profitability.

7.     MINING  INVOLVES  A  HIGH  DEGREE  OF  RISK.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions, as described more fully under 8 below, are involved. The Registrant may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Registrant's financial position.

8.     ENVIRONMENTAL  CONCERNS

Prior to commencing mining operations on any of its Zeo Claims and Dick/Slade claims, the Registrant must meet certain environmental requirements. Compliance with these requirements may prove to be difficult and expensive. The Registrant might be liable for pollution if it does not adhere to the requirements. Environment concerns relate to the use and supply of water, the animal life in the area, fish living in the streams, the need to cut timber and removal of overburden; being the soil above the hard rock. For example, John Jenks, Professional Geologist, in his geological report dated June 30, 2000 indicated that one of the factors which might effect a mining operation on the Zeo Claims located near Princeton, British Columbia, Canada, would be the presence of Bromley Creek which traverses the zeolite deposit. While zeolite is not a deleterious substance in terms of environment productions, being adjacent to an active watercourse would need to address the question of siltation and possible contamination from machinery. Therefore, provision for leaving an adequate undisturbed area adjacent to the creek may be required. The cost and effect of adhering to the environment requires are unknown to the Registrant at this time and cannot be reasonably estimated.

9.     COMPETITION  IN  THE  MINING  INDUSTRY

Competition in the mining industry is more fully described under the heading "Competitive business conditions and the small business company's competitive position in the industry and methods of competition" on page 15.

10.     TITLE  TO  THE  CLAIM.

While the Registrant has obtained the usual industry standard title reports with respect to its various mineral claims, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolving of a dispute may result in the loss of all of such property or a reduction in the Registrant's interest therein.

11.     DANGERS  OF  PREVIOUS  EXPLORATION  ACTIVITIES  ON  THE  ZEO  CLAIMS

A factor which would affect open pit production on the Zeo Claims would relate to previous coal mining activities during the first half of the last century. Underlying portions of the property contain an extensive network of tunnels, airshafts, adits and production slopes. Mining at surface with heavy earthmoving equipment would require a degree of consideration.

12.     NO  SURVEY  HAS  BEEN  PERFORMED

The Dick/Slate Claims, Tawell Lake property and the Anyox mineral claims have never been surveyed and, accordingly, the precise location of the boundaries of the properties and ownership of mineral rights on specific tracts of land comprising the properties may be in doubt. This is not the case for the Zeo Claims where the Registrant has undertaken a survey in order to obtain the mine lease.

13.     CONFLICT  OF  INTEREST

Some of the Directors of the Registrant are also directors and officers of other companies and conflicts of interest may arise between their duties as directors of the Registrant and as directors, officers of other companies (refer to Edward Skoda and Richard Haderer's respective biographies). Even with full disclosure by all the directors and officers, the Registrant cannot insure that it will receive fair and equitable treatment in every transaction.

14.     EARNINGS

     The Registrant is in a position to develop and market its minerals on the Zeo Claims but there is no guarantee that it will be able to do so. Even if it is able to sell zeolite from the Zeo Claims the revenue derived therefrom might not be sufficient to allow the Registrant to make a profit or create a positive cash flow. In the event the Registrant does make a positive cash flow, it intends to retain any future earnings to finance growth and expand operations and does not anticipate paying any dividends in the foreseeable future.

15.     LOSS  OF  PERSONNEL

     The success of the Registrant will depend on its management team which includes both officers, directors and consultants, especially those individuals with industrial mineral processing expertise. The Registrant would suffer a loss if its President, Raymon Paquette, terminated his position with the Registrant since presently he is the only full time employee. Replacement of his services might be expensive and time consuming as any new employee would be required to familiarize himself with the working of the Registrant. Since the Registrant does not have key man insurance it might be expense to replace the services of Mr. Paquette.

16.     ATTRACTING  MINING  PERSONNEL

The exploration business is highly competitive and highly fragmented, dominated by both large and small mining companies. The large companies are able to attract mining personnel since they are able to pay above normal salaries and offer employee benefit packages which at the present time the Registrant is unable to do. Even by offering incentive stock options, the Registrant will have difficulty attracting mining personnel on a long-term basis. In addition, being a developer of commercial minerals restricts the number of mining personnel interested in becoming an employee of the Registrant. With the foregoing, there is no assurance the Registrant's mineral expansion plans will be realized.

17.     EXERCISE  OF  OUTSTANDING  STOCK  OPTIONS  AND  WARRANTS

     The Registrant has a substantial number of stock options declared to officers, directors and key employees as well as share purchase warrants issued for various private placements, each of which is exercisable to purchase shares of common stock. If all of the warrants and stock options were converted, the interest of the holders of common stock would be subject to substantial dilution. As of December 31, 2002, there are outstanding stock options in the amount of 1,900,000, and warrants in the amount of 3,275,000, for a total of 5,175,000 options and warrants to purchase shares of the Registrant's common stock. This represents 21.4 percent of the issued and outstanding shares as at December 31, 2002.

18.     NO  ORE  BODY  HAS  BEEN  FOUND  ON THE ANYOX AND TAWEEL LAKE PROPERTIES

The Anyox and Taweel Lake properties do not contain a known body of commercial ore and, therefore, any program conducted on these claims would be an exploratory search for ore. An ore body may never be found on these claims.

19.     EXPENSE  OF  MAINTAINING  THE  ANYOX  AND  TAWELL  LAKE  PROPERTIES

Even though the Registrant has not directed its attention to the exploration of the Anyox and Tawell properties in recent years, it is required to pay assessment work each year to maintain the claims in good standing.


C.  Reports  to  Security  Holders

Since the Registrant is a publicly trading company in Canada, being listed on the TSX Exchange, it is required to hold annual general meetings for the shareholders and to produce and distribute to all shareholders of record annual audited financial statements. In addition, it is require to prepare quarterly unaudited financial statements for submission to the TSX-V Exchange and to all shareholders requesting copies of the quarterly unaudited financial statements. Copies of filings can be examined on the TSX-V website: www.sedar.com.

The Registrant is not yet a reporting company in the United States but upon becoming a reporting issuer the Registrant will be required to file an annual Form 10-KSB and each quarter a Form 10-QSB with the United States Securities and Exchange Commission ("SEC"). At that time the public may read and copy any material with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. When the Registrant becomes a reporting issuer it will file electronically on

Edgar and the public may view these filings on the SEC's Internet site that contains all reports, proxy and information statements, and other information
regarding  the Registrant by using (http://www.sec.gov).   The Registrant has an
                                    ------------------
internet  site  at  www.zeo-can.com  and  has  an  e-mail  address  of
                    ---------------
zeotech@zeo-can.com.
                 -

The Registrant's financial statements included in this Form 10-SB have been changed from Canadian Generally Accepted Accounting Principles to comply with United States Generally Accepted Accounting Principles. The financial statements for the six months ended December 31, 2002 have been reviewed by Andersen Andersen & Strong, Certified Public Accountants.


D.  Canadian  Issuers

United States investors may bring actions under the Securities Act of 1933 and the Securities Exchange Act of 1934 for offers and/or sales of securities in the United States of America, however, an investor will not be able effect service within the United States unless the Registrant transacts business in the United States and has an agent upon who service of process may be effected. Currently, the Registrant has no agent with the United States on whom service may be effected since an investor may not satisfy a claim by processing the judgment through the Registrant's wholly-owned subsidiary, Canadian Mining Company Limited, a Nevada incorporate company, since the Registrant cannot be liable for actions against a subsidiary. The only United States assets held by the Registrant directly are located in Acquila, Arizona, being a precious mineral processing plant. A United States citizen will be able to enforce any judgments against the Registrant in the United States based upon the civil liability provisions of the United States securities laws, regardless of where they are rendered because the Registrant has assets within the United States.

Officers' and directors' fiduciary duties are similar to those in the United States. Liability for violations thereof are predicted upon common law actions for fraud of breach or fiduciary duty.

ITEM  2.          MANAGEMENT'S  DISCUSSION  AND  ANALYSIS
                  OR  PLAN  OF  OPERATION

The discussion contained in this Item 2 is "forward looking" in the actual work performed on the Registrant's mineral property's may differ from the recommended work program as set forth in the geological reports by John Jenks, P.Geo. Factors that could cause the work program to differ are described throughout this Form 10-SB.

Plan  of  Operation

To date the Registrant has concentrated its efforts mainly on the Dick/Slate and Zeo claims. Its plan of operations is to bring both of these properties into production thereby giving it some from of cash flow. At this time management is not prepared to project any form of future cash flows since no contractual agreements have been signed regarding future purchases of zeolite. Management does realize the Registrant may never receive only orders for its products or such orders may be insignificant resulting in the Registrant having continual losses. Such a situation may result in the Registrant eventually ceasing to be a going concern. Nevertheless, management will consistently seek out other mining properties of merit and if required enter into joint venture agreements to obtain them. The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing and no future production from its mineral claims, the Registrant may be unable to put its plans into effects.

The Registrant will begin production its properties Zeo and Zeo # 1 since both properties have zeolite ready for production and a mining lease associated with them.

The Registrant does not intend to engage in any product research and development. The License Agreement between C2C and the Registrant allows for product research and development to be undertaken by C2C, but the Registrant is not obligated to perform any research and development.

The Registrant has not purchase any significant equipment or other assets. The processing of zeolite will be done through contractors who will use their own equipment.

The Registrant does not intend to hire any more full-time employees. The sole full-time employee, Raymond Paquette, carries out the majority of administration work for the Registrant. Consultants and contractors will be hired to in the future to process the zeolite on its property.

Liquidity  and  Capital  Resources

As at December 31, 2002, the Registrant had $375,636 of assets and $130,611 of liabilities of which $125,156 is due to the President of the Registrant. The cash equivalent as at December 31, 2002 was $14,144.

The Registrant has no contractual obligations for either lease premises, employment agreements or work commitments on Dick/Slate, Zeo claims, Anyox and Taweel Claims.

The Registrant will require certain funds over the next twelve months to maintain its operations to ensure that its plan of operations in the future will develop as conceived by management. Presently the Registrant do not have sufficient funds to maintain its operations and will require the following funds to finance operations over the next year:




Expense                              Amount
----------------------------  --------
Accounting and audit . .  A         $20,000
Bank Charges . . . . .        . .       900
Consulting . . . . . . .  B          20,000
Filing fees. . . . . . .      . .     2,000
Legal. . . . . . . . . . . .          5,000
Management fees. . . . .  C          60,000
Rent . . . . . . . . .      . . .     8,000
Telephone. . . . . . . . . .          7,000
Travel and entertainment . .         15,000
Transfer agent's fees. . . .         10,000
                                   --------
                            Total  $147,900
                                   ========




A. Represents the cost of the Form 10-KSB and various Form 10-QSBs which will have to be prepared once the Registrant is a reporting entity in the United States.

B. Mainly costs associated with geologists who will prepare various reports during the year.

C. The amount paid to Raymon Paquette is Cdn $90,000 per year based on Cdn.$7,500 a month.

The Registrant will have some income from the sale of its product to offset some of the above noted expenses but it is assumed for conservative purposes that this will be minor and has not be taken into account to reduce the above noted expenses.

The funds spent for extraction of the zeolite will depend upon the orders received from customers and therefore have not been estimated in the above list of expenses since currently they are unknown to management.

Analysis of Net Losses during the Prior Three Years and for the Six Months ended December 31, 2002.

As at June 30, 2000, 2001 and 2002 and for the six months ended December 31, 2002, the Registrant has incurred the following net losses expenses:





                            June 30,   June 30,   June 30   Dec. 31     Accum.
                              2000       2001       2002      2002      Totals    Ref.
                            ---------  ---------  --------  --------  ----------  ----
Revenue. . . . . . . . . .  $   5,389  $  18,687  $ 36,171  $ 11,462  $  159,064  A
                            ---------  ---------  --------  --------  ----------

Advertising. . . . . . . .          -          -         -         -      18,342  B
Automobile expenses. . . .          -          -         -         -       1,423  C
Bad debt . . . . . . . . .          -          -   130,682         -     171,921  D
Bank charges . . . . . . .        123        480       549       105       5,556  E
Depreciation . . . . . . .          -          -     2,242     1,121       3,363  F
Dies and moulds. . . . . .          -          -         -         -       2,338  G
Exploration expenses . . .    427,331     77,283    27,457    38,011   2,681,592  H
Goodwill write-off . . . .          -          -         -         -      45,430  I
Insurance. . . . . . . . .          -          -         -     1,200       1,759  J
Interest on long-term debt          -          -         -         -      22,693  K
Loss on disposal of assets          -     23,202         -         -      41,239  L
Management fees. . . . . .     55,665     77,672    65,018    28,721     496,150  M
Miscellaneous. . . . . . .      3,336      7,809         -       338     139,886  N
Office supplies. . . . . .      7,743      3,624     2,485     1,537      47,540  O
Professional fees. . . . .     57,160    120,315    44,158    33,419     622,644  P
Rent . . . . . . . . . . .     11,269     15,798     5,099     1,915      81,485  Q
Repairs and maintenance. .          -          -         -         -         539  R
Telephone. . . . . . . . .      8,604      6,882     6,601     2,737      90,769  S
Travel and promotion . . .      9,934     41,493    18,732    18,475     454,515  T
                            ---------  ---------  --------  --------  ----------
                              581,165    374,558   303,023   127,579   4,929,184
                            ---------  ---------  --------  --------  ----------

Net loss for the period. .  $ 575,776  $ 355,871  $266,852  $116,117  $4,770,120
                            =========  =========  ========  ========  ==========




A. Revenue - Revenue since inception has comprised rental income from various sources, interest earned on term deposits held, minor sales of product and a gain on the sale of equiment in 1997.

B. Advertising - The Registrant has not undertaken any advertising during the last 10 years. Advertising costs relate to the years 1989 to 1993 inclusive.

C. Automobile expenses - Management has not charged any automobile expenses to the Registrant since 1990 when it incurred $356 in 1989 and $1,067 in 1990. These expenses relate to the previous management and current management has no intension in charging any automobile charges to the Registrant in the immediate future.

D. Bad debt - The majority of bad debts were incurred in 2002 with the write-off of the amount owed under a Judgment Agreement dated February 19, 1998 with Pat Westphal of Nevada (refer to Item 2 - Legal Proceedings on page 54). For conservative purposes the Canadian auditor only set up the original amount of the judgment, being Cdn. $200,000, and never gave recognition in the financial statements to the additional amount for failure to pay.

E.     Bank  charges  -  The  Registrant  maintains  only  one  bank  account.

F. Depreciation - The Registrant acquired a series of building in Aquila, Arizona which it rents under an agreement (refer to Exhibit 10.7 page 123). Depreciation is calculated on the straight line method over a period of 39 years.

G. Dies and moulds - In 1990 the Registrant developed certain dies and moulds at a cost of $2,338.

H. Exploration expenses - The Registrant did not commence mineral exploration until 1993. During 1999 and 2000 the Registrant undertook a drilling program on the Zeo Claims in order to determine if there were any minerable reserves on these claims. The work undertaken was mainly diamond drilling. In addition, additional exploration activities, consisting mainly of blasting and drilling an open pit section, was undertaken in 2000. For exploration activities perform, refer to The Zeo Claim Group on page
       29. The Registrant undertook work on the Buller property during this period under an option agreement but when the work was completed the Registrant returned all rights to the property to the optionor. The Registrant no longer has an interest in this gold claim and no liabilities are attached thereto.

I. Goodwill write-off - In 1988 the Registrant accrued as an asset $45,430 as goodwill representing evaluations and market research carried
       out by a predecessor  company.   This  amount  was  amortized  over the
       years and finally written  off  in  1993.

J.     Insurance  -  For the years 1989 to 1992 inclusive the Registrant carried
       insurance  for  office  furniture  and general liability.   In subsequent
       years, except in 2002 as noted below, there was no insurance policy carried by the Registrant and no insurance for key man insurance.
       In 2002, the Registrant insured for general liability on the Zeo Claims giving coverage of Cdn$2,000,000 for bodily injury and property damage, Cdn$1,000,000 each for personal injury general and aggregate and Cnd$2,000,000 for non-owned automobile liability. The Registrant is considering liability insurance for its directors but has not yet identified a suitable policy.

K. Interest on long-term debt - In 1995 the Registrant obtained financing in the amount of Cdn $160,600 from Chara Holdings Ltd. of Vancouver, British Columbia, Canada at a fixed interest rate of 10 percent per annum, maturing October 28, 1996 repayable in monthly installments of Cdn $1,525 secured by certain mineral claims the Registrant has an option thereon. In 1996, the Registrant undertook a small exploration program on these claims and upon completion decided not the exercise its option and gave the claims back to the optionor.

L. Loss on sale of assets - In 1993 the Registrant sold certain machinery and equipment and incurred a loss on the sale. In 2001, the Registrant sold a convention oven which it paid $39,000 which resulted in a loss of $23,202.

M. Management fees - Since 1994 the Registrant has paid its president and some of its officers for services they have rendered to the Registrant. Presently, the President is the only officer to receive a monthly salary being presently approximately $5,000 per month.

N. Miscellaneous - Included in this amount of minor wages, sales commissions, write-off inventories and other costs not specifically identified since inception.

O. Office supplies - This represents photocopying, fax, delivery, stationery and other small expenses normally associated with the maintenance of an office.

P. Professional fees - Since inception the Registrant has required an auditor to examine its annual financials statements and review various quarterly reports for submission to the Alberta Stock Exchange. With its various activities in the mining industry, the Registrant has required legal consultation to review or prepare various agreements, prepare the required documents for submission to the shareholders for the Registrant's annual general meetings and other functions periodically required by the directors of the Registrant.

Q. Rent - The Registrant occupies a shared office space at Suite 2300 - 1066 West Hastings Street, Vancouver, British Columbia, Canada for the last
       Several years.   The  monthly  rent  is $750.  For a period during 2002
       management moved office  location in order to share office facilities
       with an associate.   During this time the Registrant did not have to
       incur any rent. Therefore, the annual rent charge was reduced in 2002. Since that time the Registrant has moved back to its original office premises.

R.     Repairs  and  Maintenance  -  Expenses  incurred  1989  and  1990.

S. Telephone - Since inception the Registrant has maintained its own telephone number, fax and recently cellular telephone number.

T. Travel and promotion - Management incurs travel expenses annually visiting its various mineral properties in British Columbia and its
       property in Arizona.   Other  than  the Arizona, travel to the mineral
       property is mainly by land transportation. In addition, management periodically is required to travel to Calgary, Alberta to meet with its Canadian auditor, legal counsel and regulatory authorities in the Province of Alberta.

ITEM  3.          DESCRIPTION  OF  PROPERTY

The Registrant is no longer in the exploration stage for either of the Zeo and Zeo #1 claims. It has obtained a mining lease and is ready for production. On all of its other mineral properties it is deemed to be in the exploration stage.

Presently, the Registrant has 23 zeolite claims in the Princeton area of British Columbia, Canada described as the Zeo claim group. The Registrant also has 27 pozzolanic claims also located in Princeton, British Columbia, Canada known as the Dick/Slate claim group. The Registrant's other Canadian properties include the Anyox copper and molybdenum property in Skeena Mining Division of Northern British Columbia, Canada and a gold/silver property in the North Thompson area, Kamloops, British Columbia, Canada (referred to as the Taweel Lake Property and the "Lem" claims thereto). The Registrant owns a 100 percent interest in a precious metal processing facility in Aguila, Arizona.

The  Registrant's  two  main  properties  are  as  follows:

               Zeo  Claim  Groups  -  comprising  zeolite  products;  and.

               The  Dick/Slate  Claims  -  comprising  the  meta-tuff  products.

THE  ZEO  CLAIM  GROUP

The Registrant has an interest in certain mineral claims known as the Zeo Claims. These claims consist of fourteen two-post claims measuring 1,500 by

1,500 feet, 62 acres each, for a total package of 864 acres. Staked in 1997 by Gordon Webster of Princeton, British Columbia, Canada, the claims were optioned in 1999 to Stone Mountain Quarries Ltd. who later optioned them to The Canadian Mining Company who funded a drill program thereon.

Stone Mount Quarries Ltd. was to pay $13,000 (CDN $20,000) on or before December 1, 2001 to Gordon Webster. However, Stone Mountain Quarries Ltd. defaulted on its payment to Gordon Webster, which resulted in Mr. Webster forming a new Agreement with the Registrant on May 31, 2002 (refer to Exhibit 10.2). This Agreement, which was made between the Registrant and Gordon Webster, allowed for the Registrant to acquire 100% interest in the Zeo, and Zeo #1 to Zeo #13 in exchange for 250,000 common shares and a royalty fee of CDN $1.50 per ton. The claims are listed as follows:





CLAIM       NO. OF   TAG     RECORD      RECORD             EXPIRY
NAME        UNITS   NUMBER   NUMBER       DATE               DATE
   Zeo . .    1     682231   360978  December 16, 1997  December 16, 2008
   Zeo #1.    1     683812   360979  December 16, 1997  December 16, 2008
   Zeo #2.    1     683815   381118  January 5, 1998    January 5, 2009
   Zeo #3.    1     683816   361119  January 5, 1998    January 5, 2009
   Zeo #4.    1     681456   361120  January 5, 1998    January 5, 2009
   Zeo #5.    1     683813   361121  January 6, 1998    January 6, 2009
   Zeo #6.    1     683814   361122  January 6, 1998    January 6, 2009
   Zeo #7.    1     633294   361123  January 6, 1998    January 6, 2009
   Zeo #8.    1     683826   361549  March 9, 1998      March 9, 2009
   Zeo #9.    1     683827   361550  March 9, 1998      March 9, 2009
   Zeo #10    1     683828   361551  March 9, 1998      March 9, 2009
   Zeo #11    1     683829   361552  March 9, 1998      March 9, 2009
   Zeo #12    1     683830   361553  March 9, 1998      March 9, 2009
   Zeo #13    1     683831   361554  March 9, 1998      March 9, 2009
Zeo-Tech .    8     239334   374922  February 1, 2000   February 1, 2011
Canmin #1.    1     651337M  370799  February 1, 2000   February 1, 2011
Canmin #2.    1     651338M  370800  February 1, 2000   February 1, 2011
    JB . .    1     689280M  373949  September 2, 2000  September 2, 2011
    JB #1.    1     692678M  380647  September 2, 2000  September 2, 2011
    JB #2.    1     692679M  380648  September 2, 2000  September 2, 2011
    JB #3.    1     692680M  380649  September 2, 2000  September 2, 2011
    JB #4.    1     692681M  380650  September 2, 2000  September 2, 2011
    JB #5.    1     689282M  381011  October 5, 2000    October 5, 2011




The above noted claims can be examined on the website for the Ministry of Mines and Energy at www.em.gov.bc.ca/mida.

In 2000, John Jenks, Professional Geologist, was retained by the Registrant to provide a summary report describing the exploration/evaluation activities carried out during 1999 and 2000 on the Zeo claims. His report, which is summarized in part below, is dated June 30, 2000. His report deals mainly with the results of the drilling program undertaken in 1999 as well as a compilation of results of assorted bulk sample and various other material determination tests completed during the first half of 2000. The report conforms to the standards of National Policy 2A in Canada.

The Registrant filed with the Ministry of Energy and Mines for the Province of British Columbia, Canada an application to convert the property to a mining lease (refer to Exhibit 10.3 page xxx). This was done by Eric Beneford, Professional Engineer, in September 2000, to include the Zeo and Zeo #1 claims. Such application was accompanied by a survey plan of the proposed lease area
completed  by  Tim  Hall,  BSLC.   The  plan  included  strategic  claim  post,
drill-hole, claim boundary and road locations as well as other significant features. Notification of the application was advertised in three consecutive issued of the Similkameen News Leader as well as the BC Gazette, as required. Mining lease approval (#380929) was granted on December 15, 2000. The Annual Rent for the Mining lease is $205, which must be paid to the Gold Commission for the Province of British Columbia, on or before December 15th of the anniversary date.

An application for a mining permit was concurrently submitted by Eric Beneford. The Registrant, in accordance with the subject to the provisions of the Mineral Tenure Act, has been issued a thirty (30) year mining lease on the Zeo and Zeo #1 property claims as of May 2001. The Ministry of Energy and Mines has also issued a Reclamation Permit pursuant to the Mine Act on the stated Zeo-Tech Zeolite quarry in Princeton, British Columbia. The application calls for an annual mining rate of 27,000 tons from an open cast operation. Amendments to the application will allow for the annual extracted tonnage to be increased to 270,000 tons if and when needed. Without the mining lease, the Registrant will only be allowed to produce a 2,200 ton sample and a 11,000 ton bulk sample of its mineral.

Upon removal of the overburden which ranges from several inches to several feet in depth the deposit would be mined via drilling and blasting in a series of eight metre benches to such depth as dictated by the economics of the operation. The overburden would be stockpiled and utilized in subsequent reclamation activities. Mining, as well as drilling and blasting, would likely be carried out on a contract basis and involve an air-trac drill, an excavator, track dozer and fork lift. A mobile crusher would be employed on-site. Temporary structures such as trailers would be used as well as a portable/movable warehouse facility.

Property  Terrain

Property terrain is moderately rugged, situated on southerly and easterly-facing slopes which have been dissected in part by the Bromley Creek. Elevation ranges from 2,280 feet to 2,760 and relief is in the order of 480 feet. Most of the claim area is covered by glacial till with thicknesses probably ranging from three to sixty feet. Bromley Creek is a permanent east-southeasterly flowing watercourse which has traversed the zeolite units exposing them in 30 feet bluffs on either side of the creek. A second unnamed creek flows northerly joining Bromley Creek at a point immediately downstream from the zeolite units. A northerly-trending alluvial terrance located immediately downhill from the pit area is a Pleistocene remnant of the Similkameen River.

Much of the claim area is covered by a sub-commerical growth of conifers - primarily Douglas fir, Ponderosa Pine and occasional Lodgepole Pine and
Jackpine.   Deciduous  species  include  Poplar  and  Willow.

While Princeton enjoys a slightly drier, moderate climate typical of southern British Columbia the property which is at a slightly higher elevation experiences somewhat higher precipitation and a freeze-up period extending from early November through mid-April. Snow occurs during the winter months to depths of approximately 5 feet.

Regional  Geology

Within the Princeton Basin zeolite occurs within five different tephra lenses ranging to and exceeding 66 feet.

The Princeton Basin is a northerly-trending trough/half-graben over 24 miles in length by 3 miles in width bounded on the east by the north to north-easterly trending Boundary fault and on the western edge by the Asp Creek fault. The basin is partly filled by Eocene intermediate volcanic rocks (the Cedar Formation) overlain by the Allenby Formation - up to 6,000 feet thick composed of sandstone, shale, waterlain rhyolitic tephra and coal. Within the Allenby Formation five different waterlain rhyolitic tuff and volcanic breccia layers are zeolited. In descending order they are Sunday Creek tephra, Snowpatch Ash, Aspen Creek Ash, Tailing Ash and Bromley Creek/Vale tephra (the subject of Jenks' report).

Between the Asp Creek and Boundary Faults both tight and open folding is seen with strata striking east-west to east-northeasterly. The Bromley Creek zeolite is situated immediately west of the Asp Creek fault and the Princeton Basin proper - lying on the western limb of the Tailings syncline. Accordingly, the zeolite unit strikes northerly and dips some 30 to 70 degrees to the east.

A thin vineer of glacial till covering most of the region masks much of the outcrop except in bluff areas adjacent to streams and relatively steep terrain.

Work  Programs

For  the  year  1999

The 1999 program focused upon diamond drilling with the aim of collecting information on deposit dimensions and cationic exchange capacity ("CEC") for purpose of a preliminary resource calculation. To that end 1,019 feet of NQ core drilled was completed through fourteen holes. Hole depths ranged from 32 feet to 147 feet and were designed to test the thickness and quality of the zeolited units just past their point of confluence with the underlying coal-bearing strata. One hole, being #9Z-1, was drilled 80 feet past the coal-rich strata in order to ascertain the possible presence of any parallel underlying zeolite horizons. No parallel zone was found. The drilling encountered a body of coal which the Registrant does not have a license to mine.

Adam Diamond Drilling Ltd. of Princeton, British Columbia carried out the drilling operations between September 15 and October 7, 1999. A skid-mounted Longyear 38 drill was utilized in conjunction with a John Deere 450 bulldozer used to prepare drillpads and remove the machine. Half of the zeolited core was split by John Jenks in alternative five foot sections and submitted to B.C. Research Laboratories of Vancouver, British Columbia for CEC and other testing. All core was logged by Jenks and stored on a property owed by Adam Diamond Drilling Ltd. near Princeton.

Of the fourteen holes diamond drill holes completed on the Zeo property thirteen
intercepted  the  Bromley  Vale  zeolite  horizon  to  some  degree.   Drill
information, together with examination of the zeolitic bluffs on either side of the Bromley Creek and surface prospecting to the south, provided insight into the possible dimensions of the deposit, the geology and the quality of the zeolitic material in terms of CEC.

The drilling program investigate 300 feet of deposit strike length and some 210 feet of downdip components. Two of the holes extended well beneath the zeolite layer in order to examine the possible presence of parallel zeolite horizons below the zeolite/coal contact, however, these proved negative.

The Bromley Vale zeolite deposit exposed on the Zeo claims is a conformable stratiform body striking nearly north-south and dipping to the east between 30 to 50 degrees. None of the holes intercepted the entire thickness of the unit; in all instances the upper portions were eroded to the same degree. Holes drilled at upper elevations in the pit vicinity intercepted only the lower lapilli tuff unit - the overlaying ash tuff having been lost to erosion. Even hole number 9Z-14, the lowest elevation drilled, intercepting a true thickness of 75 feet, does not represent the maximum thickness of the zeolite unit.

The entire unit has been zeolitized though relict textures are still discernible. It may be divided into an upper fine-grained ash tuff comprising two-thirds of the thickest intercept and a lower third consisting of a coarse-grained lapilli tuff, frequently with a breccia texture. Generally the unit is light-gray to buff in color. Sub-angular, generally lensoid-shaped clasts to 2 inches in size make up to 30% of the rock volume of the lapilli tuff. Clasts may range in color from gold, light green, buff to light brown. They are generally supported by a vitric, crystalline matrix though in some instances they may be clast-supported. Ragged patches, angular clasts and/or thin seams of charcoal usually make up between 3 to 8% of the rock volume. The upper zeolitized ash unit is similar in color to the lapilli tuff through
fine-grained  -  generally   1  mm  in  grain size.  Originally laid down as a
waterlain vitric-crystal tuff and volcanic glass it also contains 1-5% scattered charcoal. Occasional thin lamellar layers of fine argillaceous mudstone also occurs within the zeolite unit.

The  zeolite  layer  terminates  abruptly  at  the  contact  with the underlying coal-bearing formation which generally consists of a low rand lignite intermingled with sandy mudstone. The contact is usually marked by a highly faulted interval with abundant gouge. Frequently, the bottom 15 feet of the zeolite unit is highly broken and oxidized to a light to medium brown color. Core recovery may diminish 20% within this faulted section.

Drilling has defined 330 feet of strike length. A continuing and additional 270 feet of strike length is exposed along a ridge trending south-southeasterly from drill section 10068N. The unit is transected by Bromley Creek with little, if any, interruptions and continues trending southerly an additional 450 feet as defined by a train of zeolite surface rubble. Thus a total strike length of 1,050 feet is indicated of which one third has been tested by drilling.

In the widest section drilled (10130N) approximately 210 feet of downdip strike extension was tested. The diminishing erosional effects in the downdip direction produce thicker intercepts and there is no reason to suspect that the zeolited unit would not continue significantly deeper in the downdip direction. In all probability mining economics, ie. - stripping ratios, rather than termination of the body would indicate the depth to which exploitation would conclude. In general, moving easterly from the pit, the deposit coincedes with a dip slope which would entail a minimal stripping ratio. It then dips in part beneath alluvial flats. This latter material would require a substantially higher stripping ratio - a significant factor in the mining equation.

The furthest exposure of the deposit to the north is along section 10160N. Beyond this limit hole number 9Z-7 Intercepted 29.5 feet of glacial till before abandonment. While a small quantity of zeolite float in the overburden suggests a possible presence at depth, termination of the deposit by erosion/thick glacial cover to the north of section 10160N may be a reality. Further drill testing downdip and slightly to the north, in this particular area, would be in order.

Deposit intercepts become thicker in the easterly direction due to diminution of erosion effects. Accordingly, the thickest intercept encountered was in hole #9Z-14 (95 feet) representing a true thickness of 72 feet. At the pit level true thicknesses range from 24 to 33 feet including only the lapilli tuff unit - the overlaying ash unit having been eroded. Measurement of the zeolitic bluffs adjacent to Bromley Creek indicate a thickness of 66 feet suggesting that these dimensions remain consistent towards the south.

In addition the pit and drilled area was mapped and an approximate scale of 1:400 and topographic profiles drawn. To aid in the mapping a small grid was flagged and aerial photographs were utilized. The perimeter area, particular to the south, was prospected for extension of zeolite mineralization. Upon completion of the program all disturbed trees were limbed and bucked in accordance with the guidelines of the Ministry of Energy and Mines.

For  the  year  2000

During  March  2000  the  Registrant retained the services of T & A Drilling and
Blasting  , 1353 Mountainview Avenue, Kelowna, British Columbia, Canada.   A 120
by  45  foot area north of the sample pit was cleared, drilled and blasted and a stockpile  of  approximately  3,000  tons  of  zeolite  accumulated  for testing
purposes.   To  that  end  122 blastholes 9 feet in depth were drilled by a tank
drill, loaded and blasted between March 14th and 17th, 2000.   Approximately 200
tons of material was transported to a nearby gravel pit and crushed to a minus 1
inch  size  using a portable crusher.   The crushed product was trucked to C2C's
zeolite  beneficiation  plant  in Ashcroft, British Columbia where it was rotary
dried,  sized,  bagged  and  distributed  for subsequent testing.   Such testing
included the determination of absorbent qualities at various particle sizes both by  itself  and  in  combination  with  other  substances.

A variety of tests were carried out on drill core, surface and bulk samples. This included CEC determinations, whole rock analysis, trace element analysis, bulk density, hardness, pH, material safety data analysis, the effect of CMC zeloite on animal composting, acid and alkalinity stability, water absorption and mineralogical examination by BC Research Inc. of Vancouver, British Columbia. X-ray diffraction analysis was conducted both by the University of British Columbia and by Vancouver Petrographics Ltd., 8080 Glvoer Road, Langley, British Columbia, Canada, who also performed thin section examinations.

Drill  Sample  Results

Seventy drill core samples were submitted to the BC Research Labs in Vancouver for CEC determination of which thirty-six were analyzed. Alternated five-foot intervals were split though-out all the holes giving a good representative sample profile of the drilling area. The samples indicated high consistent CEC with 89% of the samples returning values in excess of 90 CEC. Depending upon method the average anticipated value should be in the 90 - 107 CEC range. There appears to be little distinction in values between the zeolitized lapilli (course-grained) tuff and the fine-grained ash tuff. A slight decrease of value seems to occur near the interface of the zeolitic unit and the coal/sedimentary units, particularly in faulted zones. Overall analyses show that the deposit has consistent CEC values throughout the sections drilled of sufficiently high quality to warrant exploitation.

Representative samples of lapilli tuff and ash tuff were examined in thin section by Dr. J.F. Harris of Vancouver Petrographics Ltd. The examination indicated that there were no essential compositional differences between courser-grained lapilli tuff and the finer-grained ash tuff. Both samples were pyroclastic consisting primary of shards of volcanic glass (93 - 99.5%) which has been altered to zeolite. Accessory minerals included sanidine, plagioclase and rare mafics. Quartz were notably absent. A minor potassium content was
indicated.   The  rock  was  classified  as  a  latite  volcanic.

In  summary,  laboratory  test  results  indicated  the  following:

     Thin section examination classed the rock as a latite composed primarily of volcanic glass shards replaced by zeolite comprising 50 to 60% of the rock volume.

     X-ray diffraction confirmed the primary zeolite specie to be clinoptilolite with subordinate heulandite and stilbit.

     Whole rock analysis indicated the zeolite to be potassium and calcium rather than sodium rich.

     The  zeolite  product  contains  no  hazardous  materials.

     Animal waste slurry tests showed that the crushed zeolite material was effective in eliminating odors and that the resulting product may be used as a slow ammonia-release fertilizer.

     The zeolite end product may be offered in five different mesh sizes either by itself or in combination with other materials according to the proposed end use.

For  the  year  2002

The Registrant's goal in 2002 was for maintenance and site preparation on the Zeo claim. In Pit Area I, the overburden was removed to allow for a processing area where the crushing of the zeolite could be done. The ground was flattened so that large machinery could have access to the Pit Area. The rock that was removed from this region is now set aside in the area and ready from production.

Resource  Estimate

In the absence of an economic feasibility with calculated mining costs and product prices the zeolite body is treated as a resource rather than a reserve. Accordingly, the resource is subdivided into three categories:

              1.     Measured;
              2.     Indicated; and
              3.     Inferred.

The consistent strataform nature of the deposit suggests that any material placed in a lesser category has a high probably of upgrade into a measured or minable classification.

To arrive at the drill-indicated resource the area of zeolite mineralization was calculated for each section and its influence extended to the mid-point of each adjacent section. Sections are roughly 90 feet apart. The northern limit of the deposit was taken to be the mid-point between section 10106N and hole #9Z-7 while the drill-indicated southern limit is arbitrarily placed 60 feet south of section 10068N. Calculated volumes of material are multiplied by a specific gravity of 2.2 to arrive at a tonnage figure.

The western limit is well-defined, easterly-dipping contact between the zeolite units and the underlying coal/sedimentary beds. To test the east the boundary becomes somewhat arbitrary. In this direction the zeolite units continue uninterrupted and thickening downdip. For resource calculation purposes the cut-off is taken roughly 60 feet downdip of the upper portion of the easternmost drill holes and 30 feet downdip from the bottom of the drill holes. In practical terms this is felt to correspond to readily minable depths. In actual fact, since the deposit continues downdip it is conceivable that any resource or reserve limit would be restricted only by the ability of the deposit to be economically mined at a given depth.

The zeolite body continues south of the drilled area and is well-exposed along a ridge and in the bluffs adjacent to Bromley Creek. Resources in this area are placed in an indicated category, as are downdip extensions along sections 10160N, 10100N and 10068N.

Rubble extending from the bluffs for at least 450 feet suggests that this area should be placed into an inferred resource category.

The calculated resources prepared by John Jenks are shown in the following table:





                                                                              METRIC
                                                   ----------------           TONNES   --------------  -------------
RESOURCE BLOC                 DIMENSIONS                MEASURED      INDICATED       INFERRED      TOTAL
Section 10160N . . . .9,429 sq. ft x 98 ft               58,014                                     58,014
                      72 ft thick x 98 ft x 98 ft.                      55,950                      55,950

Section 10130N . . . .20,736 sq. ft x 98 ft             126,126                                    126,126

Section 10100N . . . .11,025 sq. ft x 98 ft              68,442                                     68,442
                      75 ft thick x 98 ft x 72 ft                       33,400                      33,400

Section 10068N . . . .13,924 sq. ft x 115 ft             97,636                                     97,636
                      72 ft thick x 115 ft x 49 ft                      25,410                      25,410

Section 10025N . . . .7,396 sq. ft x 82 ft thick                        38,500                      38,500

Section 10000N . . . .9,920 sq. ft x 98 ft thick                        61,050                      61,050

South of Bromley . .  492 ft strike x 31 feet thick x
      Creek. . . . .  295 ft downdip                          -                        297,000     297,000
                                                       --------     --------------   ------------- -------

       Totals. . . . . . . . .                          350,218        214,310         297,000     861,528
                                                       ========       ========       =========    ========

The 1999 drilling program on the Zeo property was successful in defining 350,218 metric tons of measured zeolite resources in addition to 214,310 tons of indicated resources for a total resource figure of 564,528 tons. An additional 297,000 tons of inferred resources extending along strike to the south could easily be upgraded to the measured/indicated category with a minimal amount of drilling. The zeolite resource is contained within an easterly-dipping (40 -50 degrees) strataform zeolited tuff deposit composed of an upper fine-grained ash tuff unit and a lower coarse-grained lapilli tuff unit. Ranging from 30 to 66 feet in thickness the body thickens and remains open in the downdip direction where its inclusion into a resource/reserve category would relate to mining economics at a given depth rather than a physical cut-off. Samples of material submitted for analyses were consistently high - averaging between 95 and 105 CEC with high values to 130. The primary zeolite species is taken to be clinoptilolite. Other than a slight dimunition in value within faulted portions adjacent to the underlying coal/sediment contact CEC grades remain consistent throughout the deposit with little variation between fine and coarse-grained varieties.

Virtually all of the test areas drilled and blasted were underlain by open stopes dating to the former coal mining operations at the beginning of the last century. This resulted in a somewhat diminished shattering effect on the rock in proximity to the open areas and produced a coarser rock breakage. In these undercut areas a small buffer of hanging wall rock above the coal seams will be required to ensure better breakage and to facilitate the movement of heavy equipment above.

An open-cast mining operation is seen as a straightforward type of proposition enhanced by the deposit's geometry - essentially a dip slope situation with a minimal stripping ratio. Two factors to be considered in a mining scenario would relate to the presence of Bromley Creek, an environmental concern, and the existence of underground working underlying portions of the property, which might cause damage to equipment and human life. John Jenks stated that "assuming marketability of an end product the deposit would be considered readily exploitable".

Jenks felt that sufficient resources had been drilled-defined for immediate needs but further expansion of the resource would be a benefit to the
Registrant.   Such  a  program  would  involve  the  following:

     Drilling to the north and northeast of holes 9Z-7 and 10 in an attempt to ascertain if the deposit continues in this direction.

     Drilling in the resource areas categorized as "indicated" with the aim of drill-defining them. In the case of those sections adjacent to Bromley Creek particular care would need to be taken to prevent discharge of drilling fluids into the creek.

     Further study, examination of the "inferred" resource area south of Bromley Creek followed by trenching and subsequent definition drilling.

     Market  research  to  determine  the  salability  of  the  end  product.

     Further investigation as to the nature and category of possible end products.

     Production  of  a  scooping  or  mining  pre-feasibility  study.

     Submission of approximately 10% of the samples to another laboratory for check purposes.

It is estimated by John Jenks that the above exploration program would cost at least $67,000.


THE  DICK/SLADE  CLAIMS

The Dick/Slate Claims are situated approximately 150 miles east of Vancouver, British Columbia, Canada and approximately 20 miles directly SSW of the town of Princeton, British Columbia, Canada. The Dick/Slade claims are secondary in the process of development for the Registrant since initially it wishes to direct its interest to the Zeo Claims.

Lying within rolling, mountainous, upland alpine terrain elevations within the claim area range from 5,265 feet to 6,436 feet above sea level. While a thick growth of conifers, including Engleman Spruce and Lodgepole Pine, it indicates that a significant portion of the claim area has been logged. No perennial streams are seen to traverse the claim area though at least two are situated near its periphery. Snow may arrive early October remaining on the ground until late April. A thin, erratic cover of glacial till appears to average less than three feet in thickness.

The Dick/Slate claims were originally staked by Mr. Gordon Webster of Princeton, British Columbia, Canada and assigned on May 31, 2002 to the Registrant - refer to Exhibit 10.2. They consist of twenty-seven contiguous two-post claims measuring 1,500 feet by 1,500 feet, 62 acres each. As several of the claims are less than full sized the land package would total slightly less than 1,667
acres.   Details  of  the  various  claims  are  listed  as  follows:





CLAIM       NO. OF    TAG    RECORD        RECORD              EXPIRY
NAME        UNITS   NUMBER   NUMBER         DATE                DATE
Dick . . .   1      652155M  321023  September 22, 1993  September 22, 2004
Dick #1. .   1      652156M  321024  September 22, 1993  September 22, 2004
Dick #2. .   1      652157M  321025  September 22, 1993  September 22, 2004
Dick #3. .   1      652158M  321026  September 22, 1993  September 22, 2004
Slate #4 .   1      689202M  369586  June 12, 1999       June 12, 2004
Slate #5 .   1      689203M  369587  June 12, 1999       June 12, 2004
Slate #6 .   1      689204M  369588  June 12, 1999       June 12, 2004
Slate #7 .   1      689205M  369589  June 14, 1999       June 14, 2004
Slate #8 .   1      689212M  369590  June 15, 1999       June 15, 2004
Slate #9 .   1      689213M  369591  June 15, 1999       June 15, 2004
Slate #10.   1      689214M  369592  June 19, 1999       June 19, 2004
Slate #11.   1      689215M  369593  June 19, 1999       June 19, 2004
Dick #4. .   1      692689M  381293  October 15, 2000    October 15, 2004
Dick #5. .   1      689216M  381294  October 15, 2000    October 15, 2004
Dick #6. .   1      695367M  384416  March 6, 2001       October 15, 2004
Dick #7. .   1      695359M  384417  March 3, 2001       March 3, 2005
Dick #8. .   1      695358M  384418  March 3, 2001       March 3, 2005
Dick #9. .   1      695360M  384419  March 6, 2001       March 3, 2005
Dick #10 .   1      695361M  384420  March 6, 2001       March 6, 2005
Dick #11 .   1      695362M  384421  March 6, 2001       March 6, 2005
Dick #12 .   1      695363M  384422  March 6, 2001       March 6, 2005
Dick #13 .   1      695364M  384423  March 6, 2001       March 6, 2005
Dick #14 .   1      695365M  384424  March 6, 2001       March 6, 2005
Dick #15 .   1      695369M  384425  March 6, 2001       March 6, 2005
Dick #16 .   1      695366M  384426  March 6, 2001       March 6, 2005
Dick #17 .   1      703785M  384427  March 8, 2001       March 8, 2003
Dick #18 .   1      703786M  384428  March 8, 2001       March 8, 2005
          ------
 Total      27
          ======

The status of the above noted mineral claims can be examined on the website for the Ministry of Mines and Energy for the Province of British Columbia by referring to www.em.gov.bc.ca/mida.

The meta-tuff is white to buff in color weathering to a buff color with pale rusty streaks. Generally fine-grained the rock was originally deposited as an ash tuff. Weakly bedded, it is composed of a white fine-grained groundmass and up to 15% sub-rounded quartz clasts less than 0.08 inches in diameter. The content of the matrix appears to be primarily feldspar, subordinate quartz and an appreciable percentage of clay mineral. The rock is intermediate in hardness
- about 6 on the Moh's scale. Measured specific gravity is 2.31. At first glance the meta-tuff appears to have a rhyolitic composition, however, the greater probability is that it has been thermally or diagenetically altered from an andesite, as have many of the tuffaceous volcanic units in the district. Within the mapped interval variations of the meta-tuff are seen ranging from the white highly altered product described above to a more buff-colored less altered variety in which individual grains, textures and minerals are more easily discerned. From the end-use viewpoint there may be very little difference in the suitability of either variety for use as a concrete additive.

General  Geology

Mapping by H. M. Rice in 1960 shows the claim area to be underlain primarily by the Upper Triassic Nicola group, a heterolithic assemblage of andesitic flow and fragmental volcanics with minor intercalated limestone and argillite. In places the group is in contact with younger plutonic rock of the Jurassic Coast and, possibly, the Copper Mountain intrusives. An erosional remnant of Miocene-aged Princeton Group volcanics is shown to cover a minor portion of the claim area. The Eagle Granodiorite, a unit of the Coast Intrusive Complex, abuts the Nicola volcanics in a north-northwesterly contact resulting in a sub-parallel zone of amphibolite-grade metamorphics of undetermined width. Within altered Nicola volcanics of this zone several base metal zones occur both to the north and south of the claim area. These consist of Besshi-style veins, breccias and stockworks containing galena, sphalerite, chalcopyrite and minor precious metals. The Copper Mountain deposit, a large porphyry copper producer for many decades, currently inactive, is situated ten miles to the northeast.

Due to the thin cover of glacial till and the rolling non-incised nature of the upland claim terrain outcropping is not abundant. Rock exposure is confined to road cuts, minor rubble occurrences and the excavated pit.

Property  Geology

The unit of interest is a highly-altered rock, designated a meta-tuff (as more fully described above), exposed by road cuts in four separate zones along a north-northwesterly strike distance of 2.5 miles over a width ranging between 2,100 and 3,000 feet. In addition to these four zones, designated North, Main Pit, Central and Lake zones, float is seen beyond the mapped boundary suggesting that the meta-tuff may also be present as thinner bedded units and/or along faults, veins or discreet zones within the more unaltered sections of Nicola volcanics. Reliable bedding determination of strata in the area is next to impossible. Sub-vertical attitudes with a northwesterly strike are seen in argillitic shales in the northern portion of the map area. While this may be a prevalent direction it would appear that tectonic activity has segmented parts of the claim area resulting in a variety of bedding attitudes. The highly fractured nature of the bedrock, its volcanic nature and the scarcity of good exposure further adds to the difficulty of establishing bedding definition in any given outcrop.

The northwesterly trend of the Eagle Granodiorite contact in the southern portion area may be significant. Not only does it sub-parallel the apparent regional trend but this intrusive body may have provided the heat source required to transform the Nicola volcanics into the altered meta-tuff product that is the focus of interest. Three factors appear to impact upon the production of the meta-tuff:

a)     A  favorable  stratigraphic  unit;
b)     A  critical  distance  to  a  heat  source  (the Eagle Granodiorite); and
c) Faulting or suitable structural preparation to provide access and contact of heated liquids between heat source and favorable stratigraphy.

Volcanic units flank the meta-tuff to the east and to the west. These are intermediate to primarily basic in composition ranging from moderately to completely unaltered. Flow-breccias, tuffs and lavas (both massive and amygdaloidal) all occur. While these units have all been lumped into the Nicola Volcanics group the fresh unaltered appearance of many suggests that they may belong to the Tertiary-aged Princeton Group. This is particularly true of the volcanics lying to the southwest of the meta-tuff and could explain their unaltered appearance despite their location adjacent to the Eagle Granodiorite. The same may be true of volcanics outcropping on the eastern portion of the map area just north of Garrison Lakes.

Meta-Tuff  Zones:

-     North  Zone:

Exposed along a logging road for a distance of 120 feet, the north zone appears to be high quality material. A smaller satellite showing 450 feet to the east represents the northernmost exposure of the meta-tuff.

-     Main  Pit  Zone:

The Main Pit zone excavation measures approximately 36 x 18 x 12 feet deep and has had some 650 tons of material removed. Within the pit area the rock highly fractured to the point where bedding determinations are speculative. The prime bedding attitude would appear to be 020 degrees dipping sub-vertically, however, an east-westerly strike dipping 35 degrees to the south is also possible.

Four steeply-angled drill-holes drilled in the vicinity of the main pit have tested the meta-tuff to 150 foot depths. Six hundred feet of drill-core from the four holes are stored on site within the treed section immediately north of the pit. While the core boxes have been disturbed and overturned, in some instances by vandals, they do provide an indication of the persistence of the meta-tuff to depth. All of the drill holes consist of meta-tuff from collar to their 150 foot termination depth with little variation. Hole #4 is the only exception as the fourth core box (125' - 150') contains numerous shale partings along fracture surfaces.

The hillside to the east of the Main Pit Zone contains abundant meta-tuff in float and outcrop which, together with the drilling information, indicates continuity of the unit both laterally and to depth.

-     Central  Zone:

Exposed by a logging road the Central Zone exhibits a widespread abundance and persistance of high-quality meta-tuff float over a large area extending uphill north-northwesterly from the road and measuring at least 1,800 by 900 feet. Massive outcrop occurs near the summit of the hill. Indications suggest that this could be the largest of all the showings. Favorable hillside geometry and good road access further add to the potential ease of mining within this zone.

-     Lake  Zone:

Located near the end of a logging road the Lake Zone is exposed for some 180 feet. Quality appears to be exceptionally high. The Lake Zone represents the southernmost exposure of the meta-tuff.

QUALITATIVE  TESTS

Material was submitted by Gordon Webster to George Simandi of the Industrial Minerals Branch, BC Department of Mines and Petroleum Resources, Victoria, British Columbia, Canada. X-ray diffraction indicated the prime components of the rock to be quartz with subordinate feldspar and varying amounts of smectite, a clay mineral forming at relatively low temperatures and often associated with another clay mineral, illite.

Additional material was also taken by C2C and tested (under the name 'Princeton Zeolite') at the Tilbury Cement Laboratory, 77777 Ross, Delta, British Columbia, Canada, for its suitability as a pozzolanic additive to concrete both by itself and in conjunction with other substances. Results indicate that it is suitable for that specific use. The resulting compressive strength when used in a mortar was in fact found to be superior to that of the control mortar.

RESOURCE  POTENTIAL

Prior to establishment of a reserve a determination must be made regarding suitability of the material for various end-uses, unit value and resulting bottom-line economics. As there are obvious metamorphic variations of the meta-tuff within the sequence some study will be required as to the applicability of the various metamorphic products as concrete additives. It is possible that metamorphic grade differential has very little effect upon end use as a pozzolanic additive.

In any event there are four exposed zones of highly altered white meta-tuff which preliminary testing has indicated to be suitable as a pozzolanic concrete additive. Four drill holes placed into the Main Pit Zone indicate continuity of the meta-tuff to at least the 150 foot depth. Utilizing the drill hole intercepts, the pit itself and the determined specific gravity for the material of 2.31, an indicated resource figure of 716,000 tons may be calculated for the Main Pit Zone.

In all probability the remaining three zones contain resources of a similar order of magnitude.

Previous  Work  on  the  Dick/Slate  Claims.

Previous  work  on the claims has exposed the meta-tuff and uncovered sufficient
material  for  qualitative  investigation.   It  has  also  provided  an initial
indication  as  to  the  deposit's  size  potential.

Initial claims were staked by Gordon Webster in 1993 with additional ground added in 1999 and 2001. A test pit measuring approximately 36 feet by 18 feet by 12 feet deep was excavated in 1994. Some 650 tonnes of material was removed and utilized as decorative rock. C2C carried out various qualitative and determinative tests on the material. In addition, Mr. Webster established a grid, took a number of soil samples and enlisted Phoenix Engineering to look into the feasibility of open cast production.

The services of Harold Adams Drilling, Princeton, British Columbia, Canada, were employed in 1994 to drill four steeply angled BQ-sized drill holes in the vicinity of the pit. Each hole was 150 feet in length, the program totaled 600 feet. The core, which is currently stored on the property, provides a look at the sub-surface as well as the depth persistence of the meta-tuff.

Work  Done  -  2001

Five and one half days were spent by Jenks on the Dick/Slate claims between July 31 and August 5, 2001. Outcrops and float were examined along logging roads and in places strategic traverses were made off the roads. 1:15,000 scale BC
Government airphotos were utilized as a basemap upon which road, outcrops and float were plotted. Stereoscopic study of the airphotos was useful in determining structure and geological contacts.

In addition to the aforementioned activities road construction by logging companies have exposed further showings of meta-tuff 2,400 feet east-southeast as well as 4,200 feet southwest of the Dick pit.

Work  done  in  2002

During 2002, the Registrant undertook an exploration program on the Dick/Slate mineral claims which comprised the geologist transversing the mountain where the claims are located and undertaking a reserve study thereon. These expenditures were submitted to the British Columbia Ministry of Energy and Mines for work credit on the claims.

CONCLUSIONS  AND  RECOMMENDATIONS

John Jenks states in his report that activities to date have exposed a whitish-colored, highly metamorphosed tuff in four, possibly connected, distinct locations designated the North, Main Pit, Central and Lake zones. Alteration may be due to thermal effects from the Eagle Granodiorite situated half a mile to the southwest. Preliminary testing has indicated the meta-tuff to be suitable for application as a pozzolanic additive in concrete. Drilling and pitting has tested the continuity of the Main Pit zone in which a reserve of 716,000 tons is indicated. It is felt that the three other zones would contain resources of a similar order of magnitude. If the four zones are found to be connected - a distinct possibility, a resource figure to a 300 foot depth in the order of 400,000,000 tons would be attainable.

To  advance  the  project  the  following  is  recommended:

- Market Testing - The dimension of the resource may far exceed the market demand. Accordingly, it must be ascertained from a survey of possible end users what would be the demand for the product in terms of annual tonnage. A study into possible alternative applications should also be undertaken. A unit value must be obtained for the end product prior to establishment of economic parameters and reserve calculations.

- Material Testing - Samples should be taken from each of the showings which are representative of both the highly altered as well as the less altered product to determine if the degree of alteration negatively affects the effectiveness of the meta-tuff as a pozzolanic additive to mortar or concrete.Should the degree of alteration prove critical then stringent grade control measures would be required both in resource determination as well as exploitation of the material.

- Establishment of Tonnage and Continuity - Assuming a satisfactory demand for the product further exploration will be required to establish adequate reserves in terms of size and location and to provide the information required for a mining feasibility study. In a modest demand situation minimal drilling and trenching in the immediate vicinity of one or all of the showings would suffice to define adequate reserves capable of satisfying small demands. The Main Pit and Central zones would be particularly prospective in that regard. For a large tonnage situation drilling/trenching would be designed to establish continuity between the zones and a possible massive tonnage reserve.

- For a small-tonnage situation test-pitting and diamond-drilling of the Main Pit and/or Central Zones would be recommended. Approximately ten holes per zone to 90-150 foot depths and an equal number of test pits should provide sufficient information to establish one to two million tons of resources. Hole and pits locations would be situated along sections around the perimeter of the zones and expanded to the point where adequate resource tonnages are proven.

- To establish the connectivity of the zones a series of drill test lines and pits should be strategically located between the zones. Between ten and thirty holes would be recommended to depths between 90 and 150 feet. The program could be expanded or reduced depending upon results and indicated value of the material encountered.

- Materials drilled, pitted and sampled should be spot-tested for consistency and suitability of material product. Further testing by X-ray diffraction and thin-section examination should also be carried out in order to further ascertain the mineralogical make-up of the meta-tuff.

ESTIMATED  PROGRAMME  COSTS

              Small  Tonnage  Establishment





Exploration work required                                                           Amount
Diamond drilling (15 holes / 105 foot depth / 1,575 feet total @ $15.10 per foot. $23,782
Back-hoe rental (50 hours @ $48 per hour) . . . . . . . . . . . . . . . . . . . .   2,400
Material testing, thin-section examination, X-ray diffraction . . . . . . . . . .   3,258
Program management, geological study (18 days @ $225 per day) . . . . . . . . . .   4,050
Data analyses, report preparation . . . . . . . . . . . . . . . . . . . . . . . .   1,600
Vehicle expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     870
Meals and accommodation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     870
Reclamation costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2,580
Miscellaneous and contingency . . . . . . . . . . . . . . . . . . . . . . . . . .    3,870  $43,280
                                                                                   -------




     Large  Tonnage  Establishment





Exploration work required                                                         Amount
Diamond drilling (20 holes/105 foot depth / 2,100 feet total @ $15.10 per foot.  31,710
Back-hoe rental (80 hours @ $48 per hour) . . . . . . . . . . . . . . . . . . .   3,840
Material testing, etc.. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3,325
Program management, geological study (20 days @ $225 per day) . . . . . . . . .   4,500
Data analyses, report preparation . . . . . . . . . . . . . . . . . . . . . . .   1,620
Vehicle expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     970
Meals and accommodation . . . . . . . . . . . . . . . . . . . . . . . . . . . .     970
Reclamation costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3,325
Miscellaneous and contingency . . . . . . . . . . . . . . . . . . . . . . . . .    4,840  55,100
                                                                                 -------  ------

Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         . .  $98,380





There is considerable flexibility in the above cost estimates relating to the degree of exploration deemed necessary. Once the nature of the meta-tuff unit becomes established it may be come apparent that closely-spaced drill patterns and/or test pitting are not required. This would result in a significant reduction of the density of coverage and related costs. Accordingly, the above estimates are seen to be maximal expenditure requirements.

Other  Mineral  Properties

In addition to the Dick/Slade claims and the Zeo Group claims the Registrant has
entered  into other agreements and acquired other mineral properties.   They are
as  follows:

ANYOX  COPPER/GOLD/SILVER  DEPOSITS

Anyox, British Columbia, Canada, is located in the Skeena Mining District in Northern British Columbia, and was the site of the Hidden Creek Mine. The proposed exploration areas are all within 5 miles of tidewater at Granby Bay on Observation Inlet, which branches off of the Portland Canal. The old townsite and port facilities are approximately 20 miles south of Stewart, British Columbia. The claims owed by the Registrant at Anyox are as follows:





CLAIM NAME         TENURE NUMBER  NO. OF UNITS     EXPIRY DATE
  Buck #1. .         315094          1          December 14, 2003
  Buck #2. .         314095          1          December 14, 2003
  Buck #3. .         314096          1          December 14, 2003
  Buck #4. .         314097          1          December 14, 2003
  Millard. .         251701          1          December 14, 2003
  Bella #3 .         366757         20           December 9, 2003
  Bella #3 .         366758         20           December 9, 2003
  Victory #1         352222          1          December 14, 2003
  Victory #2         352223          1          December 14, 2003
  Victory #3         352224          1          December 14, 2003
  Victory #4         352225          1          December 14, 2003
  Victory #5         352226          1          December 14, 2003
  Victory #6         352227          1          December 31, 2003




The above mining claims are held in the name of the President of the Registrant rather than the name of the Registrant due to the Registrant's name at the date of obtaining the above mineral claims being The Canadian Mining Company which name conflicted with another company of a similar name in British Columbia. The claims are held in trust by its President, who has a Free Miner License, for the benefit of the Registrant.

The above mineral claims can be examined on the Ministry of Mines and Energy for the Province of British Columbia by refer to www.em.gov.bc.ca/mida

On January 15, 2001 the Registrant entered into an Agreement (refer to Exhibit 10.4.1) with Hidden Rock Drilling Ltd. ("Hidden Rock") whereby Hidden Rock would purchase an undivided 100 percent interest in the above noted mineral claims in consideration for the sum of $103,000 (CDN $160,000) to be paid as follows:

(a)     a  check  in  the  amount  of  $6,400  upon signing which has been paid;
(b) a credit for assessment work or cash paid in lieu of assessment work that was filed against the mineral claims by Hidden Rock on behalf of the Registrant for the last two years in the amount of $6,600
        (CDN $10,200)  which payment  is  hereby  acknowledged;
(c) a promissory note (Exhibit 10.4.1-Schedule 'C') in the amount of $90,000 (Cdn.$139,800).

The purchase price was divided between the Reclamation Permit (Exhibit 10.4.1-Schedule B1) in the amount of $6,000(CDN $10,000) and the mineral claims in the amount of $97,000(CDN $150,000). The Agreement reached was that Hidden Rock would pay the Registrant $600 per month, after the initial $6,400 payment. No monthly payments have been made to date by Hidden Rock.

These mineral claims have been maintained in good standing with the Ministry of Mines and Energy for the Province of British Columbia by paying cash in lieu of doing physical work on the claims.

TAWEEL  LAKE  PROPERTY  -  North  Thompson  area,  Kamloops,  British  Columbia

The Lem 2 claim consists of 6 contiguous units (7,407 acres), which is wholly owed by the Registrant under record number 334438. The claim will expire on March 25, 2005. It is accessible by road and is located 18 air miles north northwest of Little Fort, British Columbia and 12 miles west of Clearwater, British Columbia. The property straddles Lemieux Creek at the east end of Taweel Lake.

PROCESSING  FACILITIES  -  AQUILA,  ARIZONA

The Registrant owns a 100% interest in a precious metals processing plant in Aquila, Arizona, which plant is located 90 miles north-west of Phoenix, Arizona on Highway 60. The facility encompasses 10.3 acres of rail and highway accessible industrial property which is fully permitted, services and has additional water capacity to meet production requirements.

The fenced and secured property contains four buildings structures totaling 5,860 square feet, of which the processing plant building is 3,500 square feet and the caretaker's building is 1,000 square feet. In addition, there is a 750 square foot laboratory and a 600 square foot industrial material storage building.

The Maricopa County Department of Planning and Development has approved the following industrial uses for the property:

1.     Assaying  and  general  ores  and  minerals;

2. General offices for records keeping, sales/marketing and shipping functions;

3.     Stockpiling,  leaching,  milling  and  shipping  of  ores  and  minerals;

4. Repairing and fabricating mining and processing equipment, supplies and vehicles;

5.     Loading  and  shipping  by  rail  and  transport  trucks;  and

6. Storing, dismantling, cleaning and repairing all mine related equipment and vehicles.

The Registrant and Western MG, LLC ("Western") entered into a Lease Agreement on September 13th, 2002. The term of the lease shall be for 2 years to September 12, 2004. Western has an option to extend the lease for 2 years by June 30, 2004 with at 7% increase in rent. Western will pay the Registrant $3,000 per month and applicable sales and occupancy taxes. The property may be purchase by Western for $275,000 cash. The Lease Agreement can be examined under Exhibit
10.7  page  123.

OFFICES

The Registrant's executive offices are located in 2300 - 1066 West Hastings St., Vancouver, British Columbia, Canada.

The Registrant has plant facilities in Aquila, Arizona which comprises 10.3 acres including four buildings totaling 5,860 square feet (refer to Processing Facilities - Aquila, Arizona above). The Registrant does not use these facilities but rather leases them since it no longer requires them in its future plan of operations.

The Registrant, at the present time, does not expect to construct any facilities on the Zeo claims but as operations commence it might be required to do so. If this event occurs, the Registrant will have to seek permission from the District Supervisor of mines which will entail preparing a detailed plan of buildings required thereon.

INVESTMENT  POLICY

The Registrant is not limited on the percentage of assets which may be invested in any one investment or mineral property. A disposal of a major asset would result in the Board of Directors seeking shareholder approval since this would ensure no subsequent shareholder action could be brought against the Registrant and its directors and officers. The Registrant's policy is to acquire assets, being mainly mineral properties, primarily for income in the future rather than capital gains. It is the intention of the Registrant to explore and develop, if warranted, its mineral properties in hopes of eventually developing them into income producing properties from the sale of the minerals contained thereon.


ITEM  4.          SECURITY  OWNERSHIP  OF  CERTAIN
          BENEFICIAL  OWNERSHIP  AND  MANAGEMENT

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS

The following table sets forth information regarding the beneficial ownership of shares of the Registrant's common stock as of February 28, 2003 (25,124,868 shares issued and outstanding) by (i) all stockholders known to the Registrant to be beneficial owners of more than 5 percent of the outstanding common stock; and (ii) all directors and executive officers of the Registrant, individually and as a group:





TITLE OR                       NAME AND ADDRESS OF             AMOUNT OF        PERCENT OF
CLASS                          BENEFICIAL OWNER (1)      BENEFICIAL OWNERSHIP     CLASS
-------------------------  ----------------------------  ---------------------
                           L. Raymon Paquette
                           2001 - 1500 Howe Street
   Common . . . . . . . .  Vancouver, British Columbia
      Stock . . . . . . .  Canada, V6Z 2M1                       3,231,518 (2)    12.86

   Common . . . . . . . .  Ownership of all directors
      Stock . . . . . . .  and officers as a group               3,309,018        13.17




(1) Except as noted in any footnotes below, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.

(2) In addition to the above noted shares held by Mr. Paquette, he is the holder of 945,000 warrants exercisable at a price of $0.09 per share on or before July 18, 2004 and 1,000,000 warrants exercisable at $0.08 per share on or before January 13, 2005 and stock options as mention on page 43.

SECURITY  OWNERSHIP  OF  MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of the Registrant's common stock as of February 28, 2003 (25,124,868 shares issued and outstanding) by (i) all stockholders known to the Registrant to be beneficial owners of more than 5 percent of the outstanding common stock; and (ii) all directors and executive officers of the Registrant, individually and as a group:





TITLE OR                       NAME AND ADDRESS OF             AMOUNT OF        PERCENT OF
CLASS                          BENEFICIAL OWNER (1)      BENEFICIAL OWNERSHIP     CLASS
-------------------------  ----------------------------  ---------------------
                           L. Raymon Paquette
                           2001 - 1500 Howe Street
   Common . . . . . . . .  Vancouver, British Columbia
      Stock . . . . . . .  Canada, V6Z 2M1                   3,231,518 (2)       12.86

                           Edward Skoda
                           APDO Postal No. 376
   Common . . . . . . . .  Chapala, Jalisco
      Stock . . . . . . .  Mexico, C.P. 45900                      Nil            0.00

                           David Kephay
                           5042 Cliffridge Avenue
   Common . . . . . . . .  North Vancouver, B.C.
      Stock . . . . . . .  Canada, V7R 3T9                      77,500            0.31

                           Richard Haderer
                           258 - 25th Avenue, NE
   Common . . . . . . . .  Calgary, Alberta
      Stock . . . . . . .  Canada, T2E 1Y1                         Nil            0.00

   Common . . . . . . . .  Ownership of all directors
      Stock . . . . . . .  and officers as a group           3,309,018           13.17

(1) Except as noted in any footnotes below, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.

(2) Other than as footnoted below, some of these security holders have the right to acquire additional shares from options whereas Mr. Paquette has the right to obtain additional shares by way of exercise certain warrants outstanding as more fully describes under Security Ownership of Certain Beneficial Owners above.

OUTSTANDING  STOCK  OPTIONS

Stock options outstanding to officers and directors as at December 31, 2002 are noted below:





                      DATE OPTION    NUMBER OF        PRICE PER           EXPIRY
OPTIONEE                 GRANT         SHARES        SHARE (US)            DATE
-------------------  --------------  ----------  -------------------  --------------
Raymon Paquette . . April 27, 2001   1,000,000          $0.12          April 27, 2003

Edward Skoda. . ..  April 27, 2001     100,000          $0.12          April 27, 2003

David Kepkay        February 15, 2002  200,000          $0.15       February 15, 2004
           . . . .  April 27, 2001      37,500          $0.12          April 27, 2003

Richard Haderer     February 15, 2002  325,000          $0.10       February 15, 2004
               . .  April 27, 2001      37,500          $0.12          April 27, 2003





ITEM  5.          DIRECTORS,  EXECUTIVE  OFFICERS, PROMOTERS AND CONTROL PERSONS


DIRECTORS,  EXECUTIVE  OFFICERS  AND  PROMOTERS

The name, municipality of residence, position held within the Registrant, principal occupation of each of the directors and officers and the date the individual was first elected or appointed are set forth in the following table. Each director is to serve until the next Annual Meeting of Shareholders or until his successor is elected or appointed. Unless otherwise indicated, each director and officer has been engaged for the past five years in the specified principal occupations or in other executive capacities with the companies or firms referred to, or with affiliates or predecessors thereof.





NAME AND             POSITION OR OFFICE                       YEAR
MUNICIPALITY OF          WITHIN THE                 PRINCIPAL OCCUPATION FOR THE                    BECAME
RESIDENCE                 REGISTRANT                     PAST FIVE YEARS                        A DIRECTOR
L.Raymon Paquett. .    President,
Vancouver, British.    Treasurer and
Columbia . . . . .      Director (1)                Treasurer of Registrant since 1994 and
                                                    President since 1998                              1994

Edward Skoda            Director (1)                Mining consultant since 1979                      1998
Vancouver, British
Columbia

David Kepkay. . . .     Director                    President of D.K. Workflow                        2000
Vancouver, British.                                 Consulting Ltd. incorporated in
Columbia. . . . . .                                 May, 1992

Richard Haderer         Director                    President of PUBCO Services                       2001
Vancouver, British         and.                     Inc., a consulting firm since
Columbia         . .  Corporate Secretary




 (1)     Directors  who  are  members  of  the  Audit  Committee.

The Audit Committee of the Registrant currently consists of Raymon Paquette, President, and Edward Skoda, Director. The general function of the audit committee is to review the overall audit plan and the Registrant's system of internal control, to review the results of the external audit, and to resolve any potential dispute with the Registrant's auditors. The percentage of common shares beneficially owned, directly or indirectly, or even which control or direction is exercised by all directors and officers of the Registrant, collectively, is approximately 13.17 percent of the total issued and outstanding shares. The Registrant has not yet appointed an independent member of the Audit Committee who is neither a director or officer of the Registrant. This will be done within the six months

The following are detailed biographies of the directors and officers of the Registrant.

RAYMON PAQUETTE, 54, President, Treasurer and Director, has served on the Registrant's Board of Directors since 1994 and was elected President of the Registrant in February 1999. Mr. Paquette has over 25 years of business management experience. He owned and operated eight large discount clothing stores, eight theme restaurants, was involved in land development, had three commercial buildings in Regina, Calgary and Vancouver from 1972 to 1994. His experience and managerial skills are now focused on the development and growth of the industrial mineral division of the Registrant, the establishment of mine site processing, transportation networks to the Ashcroft Plant in British Columbia operated by C2C Corporation and the overseeing of negotiations for the possible sale of the Anyox and Bullard mining properties.

EDWARD SKODA, 55, Director, obtained a Diploma in Business Management from the British Columbia Institute of Technology in 1979 and a Diploma in Mining Engineering Technology from the Haileybury School of Mines in Ontario in 1971. Mr. Skoda has over 25 years experience in mining industry in which time he has worked on many national and international projects. During the past 15 year, Mr. Skoda has worked as a consultant and in a supervisory capacity as a shift boss, superintendent, or project manager for various mining and exploration companies. Other projects include two year employment as the Senior Tunnel Inspector on a hydro project for Bechtel Canada Inc. Mr. Skoda is presently a director of the Quinto Technological Inc., a reporting company listed on the TSX Exchange in Canada that is involved in developing an industrial minerals project. He is also the Vice-President of Mining for Clearview Minerals Resources Corp., a public company trading on the TSX Exchange in Canada. He is a director on The Bralorne Mining Company, a reporting company in the United States.

DAVID KEPKAY, 47, Director, has over 20 years experience in sales, marketing and technical support of CADD (computer aided design and drafting) computer workstations and local area network installations. He has a Diploma in
Business Administration and Computer Sciences from Capilano College in North Vancouver, British Columbia which he obtained in 1979. Mr. Kepkay worked for 12 year with one of Western Canada's largest AutoCAD dealers in a sales and support capacity. Over the past six years he had built up his self-employed computer consulting services company with technicians to support and enhance administrative and operational computer processing systems. Mr. Kepkay brings to the Registrant organizational skills, and the ability to help develop new markets that will blend the use of technology and industrial minerals in creating environmental responsible solutions.

RICHARD HADERER, 39, Secretary, was employed with the Alberta Stock Exchange (now a part of the TSX Exchange) in Calgary, Alberta, Canada from November 1989 to July 1992 as a listing and filing assistant and from July 1992 to April 1996 as a Listings Officer. Since 1996, Mr. Haderer has been the President of PUBCO Services, Inc., a consulting firm providing consulting services to public companies. Mr. Haderer is a Director and Assistant Secretary of Gallery Resources Ltd., Jackal Energy Ltd. and Winfield Resources Ltd., companies trading on the TSX Exchange. Mr. Haderer was appointed Corporate Secretary of the Registrant in August of 1997 and a director in 2001. He is currently a director of Ocean Ventures Inc., a OTCBB Company and reporting in the United States.

David Kepkay, a Director, has assisted in certain administrative activities involved mainly in shareholders' communication, preparation and distribution of news releases and other duties as required from time to time by the Board of Directors. His compensation for the three years ended 2001 was $39,000. During this period of time he was basically working full time for the Registrant but in October 2001 it was agreed that his services would be paid on an hourly basis only.

Ed Skoda, a Director of the Registrant has undertaken exploration activities on some of the Registrant's mineral properties over the last several years. He has been compensated for the work he performed in the amount of $4,400.

Richard Haderer, Secretary and Director, maintains all the corporate record books for the Registrant and ensures all resolutions from the directors and shareholders are processed properly. His annual compensation is approximately $5,500 per annum. His activities on behalf of the Registrant are on a part time basis only and upon the request of the Board of Directors.

Significant  Employees

Raymon Paquette is the only full time employee of the Registrant. The other directors do not work full time for the Registrant; rather they do consulting work for the Registrant when requested.

The Registrant engages the services of certain consultants, which are not employees, who do sufficient work for the Registrant on its mineral properties to make them an integral part to the operations of the Registrant. For example, John Jenks, Professional Geologist, is responsible for the various reports prepared on the Registrant's mineral claims in British Columbia, Canada, (refer to Item 3 - Description of Property) and in performing various explorations activities thereon.

Family  Relationships

There are no family relationships among directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers.

Involvement  in  Legal  Proceedings

To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Registrant:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by the court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filings;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)  engaging  in  any  type  of  business  practice;  or

(iii) engaging in any activities in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activities;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

ITEM  6.          EXECUTIVE  COMPENSATION

Presently the Registrant has one employee who is full-time. This employee holds an executive position with the Registrant and is responsible for the day-to-day operations. Plant, mine site and distribution center workers are contracted by the Registrant and are not considered employees.

The following table sets forth compensation paid or accrued by the Registrant for the last three years ended December 31, 2002 to the Registrant's President, Directors and Secretary.

                SUMMARY COMPENSATION TABLE ( 2000, 2001 AND 2002)
                                          Long  Term  Compensation  (US Dollars)
                                          --------------------------------------
                   Annual  Compensation       Awards                     Payouts
--------------------                      ------                     -------




     (a)                        (b)     (c)           (e)        (f)        (g)       (h)        (i)
                                                     Other    Restricted                     All other
                                                     Annual   Stock       Options/    LTIP     compen-
                                                     Comp.    awards        SAR      payouts   sation
Name and  Principal position.  Year     Salary        ($)      ($)          (#)        ($)       ($)
---------------------------  -------   --------    -------    -------     --------   -------      ----

Raymon Paquette . . . . . . .  2000    $ 38,400       -0-       -0-         -0-        -0-       -0-
President, and. . . . . . . .  2001    $ 38,400       -0-       -0-         -0-        -0-       -0-
Director (i). . . . . . . . .  2002    $ 49,200       -0-       -0-         -0-        -0-       -0-

Peter L. Veregin
Director. . . . . . . . . . .  2000        -0-        -0-       -0-         -0-        -0-       -0-

                               2000    $  4,400       -0-       -0-         -0-        -0-       -0-
Edward Skoda. . . . . . . . .  2001        -0-        -0-       -0-         -0-        -0-       -0-
Director (ii) . . . . . . . .  2002        -0-        -0-       -0-         -0-        -0-       -0-

William Berridge
Director. . . . . . . . . . .  2000        -0-        -0-       -0-         -0-        -0-       -0-

                               2000    $ 38,400       -0-       -0-         -0-        -0-       -0-
David Kepkay. . . . . . . . .  2001    $ 32,300       -0-       -0-         -0-        -0-       -0-
Director (iii). . . . . . . .  2002        -0-        -0-       -0-         -0-        -0-       -0-

Richard Haderer . . . . . . .  2000    $  5,800       -0-       -0-         -0-        -0-       -0-
Director and. . . . . . . . .  2001    $  5,800       -0-       -0-         -0-        -0-       -0-
Secretary  (iv) . . . . . . .  2002    $  4,840       -0-       -0-         -0-        -0-       -0-




(i) In 2002, this represents $3,200 per month for six months and $5,000 for six months until December 31, 2002.

(ii)     Represents  work  undertaken  by Mr. Skoda on the mineral properties in
         2000   The  rates  changed  by  Mr.  Skoda  were  equal  to  rates charged by an independent contractor who is not a related party. All amounts paid were approved by the Board of Directors.

(iii) For 2000 and part of 2001 the compensation was at $3,200 per month. On October 31, 2001, the monthly payment ceased and an hourly amount was agreed upon at $45 per hour. The payments made to this director was paid to his wholly owned company; D. K. Workflow Consulting Ltd.

(iv) All payments made to this director are made to his personal private holding company in which he is the only shareholder; PubCo Services Inc. The fees paid are for services rendered in undertaking his duties as Corporate Secretary of the Registrant.

Directors are not paid for meetings attended at the Registrant's corporate headquarters and there are no fees for telephone meetings. All travel and lodging expenses associated with directors' meeting(s) are reimbursed by the Registrant when incurred.

Mr. Raymon Paquette is the most highly compensated executive officer of the Registrant but other than the salary as noted above receives no other compensation other than stock options.

ITEM  7.          CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Other than as set forth below, during the past two years, there have not been any transactions that have occurred between the Registrant and its officers, directors, and five percent or greater shareholders.

On January 10, 2000, the President of the Registrant, Raymon Paquette, exercised 500,000 warrants at a price of $0.10 per share. The warrants were exercisable on a one to one basis. On February 21, 2000, he exercised a further 500,000 warrants at a similar price per share and conversion consideration. On April 4, 2000, Mr. Paquette participated in a private placement wherein he purchased 1,500,000 common shares at a price of $0.18. On July 17, 2000, he exercised 810,810 warrants at a price of $0.11 per shares on a one to one conversion ratio; on October 10, 2000, exercised another 500,000 share purchase warrants at a price of $0.12 per share; and on January 31, 2001 a further 289,474 warrants at a similar price to the previous exercise of the warrants. On April 27, 2001, Mr. Paquette exercise stock option in the amount of 305,000 shares at a price of $0.14 per share.

On July 17, 2001 a former director of the Registrant, Mr. Peter Veregin, exercised 20,000 stock options at a price of $0.14 per share.

The Registrant has granted 1,900,000 stock options which are presently outstanding to the following directors, officers and key employees:





NAME OF          NUMBER OF                      ORIGINAL DATE OF        EXPIRY
OPTIONEE          OPTIONS    EXERCISE PRICE           GRANT              DATE
---------------  ---------  -----------------  -----------------  -----------------
Raymon Paquette  1,000,000     $  0.12           April 27, 2001     April 27, 2003

Edward Skoda. .    100,000     $  0.12           April 27, 2001     April 27, 2003

David Kepkay. .    200,000     $  0.10          February 15, 2002  February 15, 2004
                    37,500     $  0.12           April 27, 2001     April 27, 2003

Richard Haderer    325,000     $  0.10          February 15, 2002  February 15, 2004
                    37,500     $  0.12           April 27, 2001     April 27, 2003

Dale Oleskyn. .    100,000     $  0.10          February 15, 2002  February 15, 2004

Thor Gauti. . .    100,000     $  0.13           January 17, 2002   January 17, 2004




As of February 28, 2003 there are 3,275,000 warrants outstanding. 275,000 warrants have an exercise price of Cdn.$0.13 per share and expire August 19, 2003 and 3,000,000 warrants have an exercise price of Cdn.$0.12 per share and expire July 18, 2004.

Transactions  with  Promoters

The Registrant engaged the services of R & R Communications Ltd. of Vancouver, British Columbia for $3,300 per month from the period of May to July 1999, totaling $9,900. No stock options were given to R & R Communications prior to the termination of the services of R & R Communication.

From December 1999 to January 2000, the Registrant used the promotional services of M.A. Shields, a promoter living in Vancouver, British Columbia, for a sum of $7,000. No stock options were given to M.A. Shields.

The Registrant, from May to July 2000, used the promotional services of Prime Capital Corp, Calgary, Alberta, at a price of $2,300 per month for the three months. The total paid to Prime Capital Corp. was $6,900. Prime Capital Corp was to receive up to 160,000 stock options at a price of $0.30 per share. No options were exercised by Prime Capital Corp since the Registrant terminated their agreement on July 27, 2000.

T. Gauti Ventures, Duncan, British Columbia, provided service to the Registrant from January to May 2001 at a price of $9,000. Thor Gauti obtained 100,000 stock options at an exercise price of .$0.13 per share from the Registrant. These options are presently outstanding and have not been exercised - refer to list of outstanding options noted above.

The  Registrant  has  not  acquired  any  assets  from  any  promoter.


ITEM  8.          DESCRIPTION  OF  SECURITIES

The  authorized  capital  of  the  Registrant consists of an unlimited number of
common shares without nominal or par value.   The holders of common stock shall:

- have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Registrant;

- are entitled to share ratably in all of the assets of the Registrant available for distribution upon winding up of the affairs of the Registrant; and

- are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

The  shares  of  common  stock  do  not  have  any  of  the  following  rights:

-     preference  as  to  dividends  or  interest;

-     preemptive  rights  to  purchase  in  new  issues  of  shares;

-     preference  upon  liquidation;  or

-     any  other  special  rights  or  preferences.

In  addition,  the shares are not convertible into any other securities.   There
are  no  restrictions  on  dividends  under  any  loan  other  than  financing
arrangements or otherwise.   As February 28, 2003, the Registrant had 25,124,868
shares  of  common  stock  issued  and  outstanding.

Non-Cumulative  Voting.

The holders of shares of common stock of the Registrant do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Registrant's directors.

Dividends

The Registrant has not declared or paid any dividends on its common stock. It does not currently anticipate paying any cash dividends in the foreseeable future on its common stock. Although the Registrant intends to retain its earnings, if any, to finance the development and growth of its mineral properties, its Board of Directors will have the discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon the Registrant's earnings, capital requirements, and other factors, which its Board of Directors may deem relevant.

Change  in  Control  of  the  Registrant

The Registrant does not know of any arrangements which might result in a change in control.

Transfer  Agent

The Registrant has engaged the service of CIBC Mellon Trust Company, P.O. Box 2517, Calgary, Alberta, Canada, T2P 4P3 (formerly The Royal Trust Company), to act as transfer and registrar.

Debt  Securities  and  Other  Securities

There are no debt securities outstanding or other securities other than amounts owed to officers and directors as at February 28, 2003.

                                     PART II

ITEM  1.          MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  COMPANY'S
          COMMON  EQUITY  AND  OTHER  STOCKHOLDER  MATTERS

MARKET  INFORMATION

The Registrant's common stock trades on the TSX-V Exchange in Canada under the symbol "ZEO". The Registrant began using this symbol in April 2000 following the changing of its name from The Canadian Mining Company to its present name. Prior to changing its name the Registrant traded under the symbol "CNA". In November 1996 the Registrant changed its name from Canadian Zeolite Ltd. to The Canadian Mining Company. Prior to the name change in 1996 the Registrant's stock traded under the symbol "CZL".

The range of closing prices shown below is as reported by the TSX-V Exchange. The quotation reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock High, Low, Close and Volume by Quarter for the Fiscal Year Ending June 30, 2000 (stated in Canadian dollars)





QUARTER                        HIGH    LOW   CLOSE    VOLUME
July 1, 1999 - Sept. 30, 1999  $0.23  $0.11  $ 0.22  3,381,868
Oct. 1, 1999 - Dec. 31, 1999.  $0.22  $0.10  $ 0.13  3,951,900
Jan. 1, 2000 - Mar. 31, 2000.  $0.61  $0.15  $ 0.43  7,779,117
Apr. 1, 2000 - June 30, 2000.  $0.47  $0.19  $ 0.23  4,539,532




Per Share Common Stock High, Low, Close and Volume by Quarter for the Fiscal Year Ending June 30, 2001 (stated in Canadian dollars)





QUARTER                        HIGH    LOW   CLOSE    VOLUME
July 1, 2000 - Sept. 30, 2000  $0.43  $0.20  $ 0.25  7,514,800
Oct. 1, 2000 - Dec. 31, 2000.  $0.32  $0.12  $ 0.16  5,438,014
Jan. 1, 2001 - Mar. 31, 2001.  $0.29  $0.14  $ 0.19  7,514,657
Apr. 1, 2001 - June 30, 2001.  $0.26  $0.14  $ 0.18  7,062,550




Per Share Common Stock High, Low, Close and Volume by Quarter for the fiscal year ended June 30, 2002 (stated in Canadian dollars)





QUARTER                        HIGH    LOW   CLOSE    VOLUME
July 1, 2001 - Sept. 30, 2001  $0.30  $0.13  $ 0.17  6,597,500
Oct. 1, 2001 - Dec. 31, 2001.  $0.18  $0.12  $ 0.15  7,542,909
January 1 - March 31, 2002. .  $0.24  $0.11  $ 0.11  4,818,030
April 1, 2002 - June 30, 2002  $0.19  $0.11  $ 0.17  6,568,600




Per Share Common Stock High, Low, Close and Volume by Quarter for the Period Ended December 31, 2002 (stated in Canadian dollars)





QUARTER                        HIGH    LOW   CLOSE    VOLUME
July 1 - September 30, 2002 .  $0.18  $0.10  $ 0.12  2,454,300
October 1 - December 31, 2002  $0.14  $0.09  $ 0.14  2,080,900





PARENT  COMPANY

The Registrant does not have a parent company and no company owns sufficient shares to have voting control over the Registrant.


ANNUAL  AND  SPECIAL  MEETING  OF  SHAREHOLDERS

The Registrant held an annual and special meeting of shareholders on September 3, 2002 which resulted in the following resolutions being passed by the shareholders;

1. 3,297,385 votes for; 5,000 votes against; 16,000 votes abstain to receive the annual report of the Board of Directors and the audited financial statements of the corporation for the fiscal year ended June 30, 2001;

2. 3,242,085 votes for; 74,100 votes withheld on the election as directors of Raymon Paquette, Richard Haderer, David Kepkay and Edward Skoda for the ensuing year;

3. 3,290,385 votes for; 24,100 votes withheld on the appointment of Emil Rem, Chartered Accountant, as auditor of the Registrant, for the next Ensuing financial year at a remuneration to be fixed by the Board of Directors;

4. 2,209,985 votes for; 1,092,500 votes against; 15,900 votes abstain to consider and if thought appropriate to authorize the Board of Directors in its sole discretion, to amend the Articles of the Incorporation to consolidate the common shares of the Registrant on up to and including a one for five basis such that in exchange for up to each five common shares in the capital of the Registrant as currently constituted, a shareholder would be issued one new common share in the capital of the Registrant; and

5. 3,0827,785 votes for; 112,100 votes against; 123,500 votes abstain to consider and if thought appropriate to authorize the Board of Directors in its sole discretion, to amend the Articles of the Incorporation to change the name of the Registrant to "Zeo-Tech Corp.", or such other name as the Board of Directors shall approve and applicable regulatory bodies shall accept.

The latter two special resolutions were approved by two-thirds of the votes cast at the Meeting; a requirement under the Registrant's By-Laws. There were 40 shareholders, in person or by proxy, representing 3,318,385 shares. This is
13.74  percent  of  the  shares  issued  and  outstanding  eligible  to  vote.

The text of the proposed Special Resolution in respect of the approval of the consolidation of Common Shares is as follows:

     "Be  it  resolved  as  a  special  resolution  that:

1. the Board of Directors be and is hereby authorized to consolidate on an up to and including a one-for-five basis, all of the issued and outstanding Common Shares of the Corporation and, to the extend considered necessary or advisable, any Common Shares then reserved for issuance, and any one director or officer is hereby authorized and directed to prepare and file Articles of Amendment for the Corporation to consolidate the Common Shares of the Corporation up to and including a one-for-five basis;

2. any one or more directors or officers be and are hereby authorized, upon the Board of Directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

3. notwithstanding the foregoing, the Board of Directors of the Corporation be and are hereby authorized to exercise their discretion as circumstances may require, and to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Corporation in that regard."

The text of the proposed Special Resolution in respect of the approval of the name change is as set forth below:

     "Be  it  resolved  as  a  special  resolution  that:

1. the Board of Directors be and is hereby authorized to amend the Articles of the Corporation to change the name of the Corporation to "Zeo-Tech Corp." or such other name that it, in its sole discretion, determines is appropriate and which any regulatory body having jurisdiction may accept;

2. any one or more directors or officers be and are hereby authorized, upon the Board of Directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

3. notwithstanding the foregoing, the Board of Directors of the Corporation be and are hereby authorized to exercise their discretion as circumstances may require and to revoke this resolution before it is acted upon without requiring furthers approval of the shareholders of the Corporation in this regard.

As at February 28, 2003, no action has been taken by the Board of Directors regarding the above two noted Special Resolutions.


HOLDERS

There are approximately 1,200 record holders owing 24,124,868 of the Registrant's common stock as at March 17, 2003. Two of these shareholders are current directors and officers of the Registrant. Canadian shareholders hold 23,942,669 shares, U.S. shareholders hold 2,076,199 shares and U.K. shareholders hold 6,000 shares.

DIVIDENDS

The  Registrant  has  never paid cash dividends on its common stock and does not
intend to do so in the foreseeable future.   The Registrant currently intends to
retain  any  earnings  for  the  operation  and  expansion  of  its  business.

ITEM  2.          LEGAL  PROCEEDINGS

Other than as set forth below, the Registrant is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Registrant has been threatened.

On February 19, 1998 the Registrant, under a Settlement Agreement approved in the United States District Court, District of Nevada, received a judgment in its favor against Pat Westphal, 820 Mountain Ventures, Inc. and New Mineral Metallurgies, Inc. in the amount of Cdn.$400,000.

Unfortunately during the summer of 2002, Mr. Westphal passed away suddenly. The collectibility of this judgment is now in doubt but the Registrant is taking whatever action it can to protect its judgment. Therefore, the Registrant has not received any money regarding this Settlement Agreement. The receivable has been written off in the attached audited financial statements.

ITEM  3.          DISAGREEMENT  WITH  ACCOUNTANTS  AND
                  FINANCIAL  DISCLOSURE

The principal accountant's report, rendered by Emil Rem, Chartered Accountant, 200, 839-5th Avenue, S.W., Calgary, Alberta, Canada, T2P 3C8, on the financial statements issued under Canadian generally accepted accounting principles ("GAAP") for either of the past two years did not contain adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles. No decision has been made by the shareholders of the Registrant to change accountants. The Directors have appointed Andersen Andersen & Strong, Certified Public Accountants, to render an opinion on the financial statements as at June 30, 2002 in conformity with US GAAP. The Registrant's Canadian auditor will continue to render an opinion on the financial statements for filing with the TSX Exchange and Andersen Andersen & Strong will issue financial statements in conformity with US GAAP for filing with this Form 10-SB. There has been no disagreements with the two auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

ITEM  4.          RECENT  SALES  OF  UNREGISTERED  SECURITIES

Other than set forth below, during the last three years there have not been any sales of unregistered securities of the Registrant; no commissions or fees were paid in connection with any of these sales.

Shares  issued  during  the  fiscal  year  ended  June  30,  2000

In November 1999, the Registrant completed a private placement of 1,000,000 unit at a price of $0.10 per unit each unit consisting of one share and one share purchase warrant exercisable in whole or in part on or before November 2, 2001 at price of $0.10 per share. Raymon Paquette, President of the Registrant, subscribed for the entire private placement. The shares attached to these units could not be traded, transferred or dealt with in any manner for a four month period from the date of the closing of the private placements as per the rules and regulations of the Alberta Securities Commission. On January 10, 2000, Raymon Paquette exercised 500,000 warrants and on February 21, 2000 and exercised the balance of 500,000 warrants on February 21, 2001.

On April 4, 2002, the Company undertook a further private placement of 1,500,000 units consisting of one common share and one share purchase warrant exercisable at a price of $0.23 per share on or before April 4, 2002. The entire private placement was subscribed to by Raymon Paquette and therefore the shares issued were restricted from trading for a four month period. Subsequently, the warrants expired without being exercised.

Total consideration for the private placements and subsequent exercise of warrants was $475,000.

Shares  issued  during  the  fiscal  year  ended  June  30,  2001

During the year, the Registrant issued 100,000 shares to Gordon Webster under an Option Agreement dated May 21, 2001 for the Dick/Slade claims and a further 50,000 shares for the JB claims in Princeton, British Columbia which liked the two groups of Zeo Claims. The value assigned to the shares issued of these two sets of shares was $0.15 per share or a total of $22,500.

On July 17, 2000, the Registrant issued 810,810 common shares at a price of $0.12 per share to Raymon Paquette pursuant to the exercise of warrants attached to a unit offering of a similar number of shares on December 3, 1998. In addition, warrants in the amount of 500,000 shares due on April 12, 2001 were exercised at a price of $0.10 and a further 289,474 warrants were exercised at a similar price which had an expiry date of April 30, 2001. The latter two exercise of warrants were done by parties originally subscribing to the private placement. Total consideration for the exercise of the above noted warrants was $192,034.

During the year, Raymon Paquette exercised stock options totaling 305,000 at a price of $0.13 per share for a total consideration of $39,650.

Shares  issued  during  the  fiscal  year  ended  June  30,  2002

On August 20, 2001, the Registrant completed a private placement of 550,000 units at a price of $0.12 per unit for a total consideration of $66,000 comprising one common share and one share purchase warrant exercisable in whole or in part on or before August 20, 2003 at a price of $0.08 per share (having been revised down from the original exercise price of $0.15 per share due to market conditions). The shares issued under this private placement were restricted from trading for a period of four months.

During the year, 20,000 stock options were exercised by Peter Veregin, a former director of the Registrant, at a price of $0.12 per share for a total consideration of $2,600.

Shares  issued  during  six  months  ended  December  31,  2002

On July 5, 2002, the Registrant issued to Gordon Webster 250,000 common shares as pursuant to an Option Agreement dated May 31, 2002 at a price per share of $0.125 per share for a total deemed value of $32,215.

On July 18, 2002, the Registrant entered into a private placement in the amount of 3,000,000 units for a total consideration of $180,000 in which each unit included one common share and one share purchase warrant exercisable in whole or in part on or before July 18, 2004 at a price of $0.08 per share. The shares issued under this private placement had a four month hold period attached to them before they could be sold, transferred or dealt with in any way.

Shares  issued  subsequent  to  December  31,  2002

On January 13, 2003, the Registrant issued a private placement in the amount of 1,000,000 units at a price of $0.06 per unit consisting of one common share and one share purchase warrant exercisable in whole or in part on or before January 13, 2005 at a price of $0.08 per share. The entire private placement was subscribed to by Raymon Paquette and the shares issued had an hold period applied to them where they could not be sold, transferred or dealt with in any way for a period of four months.


ITEM  5.          INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

The Registrant is incorporated under the Business Act of Alberta wherein Section 124 sets forth the indemnification of directors and officers as follows:

"124(1) Except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and the director's or officer's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director or officer of that corporation or body corporate, if

(a) the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and
(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director's or officer's conduct was lawful.

(2) A corporation may with the approval of the Court indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with the action if the person fulfils the conditions set out in subsection (1)(a) and (b).

(3) Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the person in connection with the defense of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity

(a) was substantially successful on the merits in the person's defense of the action or proceeding,
(b)     fulfils  the  conditions  set  out  in  subsection  (1)(a)  and (b), and
(c)     is  fairly  and  reasonably  entitled  to  indemnity.

(4) A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by the person

(a) in the person's capacity as a director or officer of the corporation, except when the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the corporation, or
(b) in the person's capacity as a director or officer of another body corporate if the person acts or acted in that capacity at the corporation's request, except when the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the body corporate.

(5) A corporation or a person referred to in subsection (1) may apply to the Court for an order approving an indemnity under this section and the Court may so order and make any further order it thinks fit.

(6) On an application under subsection (5), the Court may order notice to be given to any interested person and that person is entitled to appear and be heard in person or by counsel.
1981  cB-15  s119"

Under Section 8 of the Bylaws - refer to Exhibit 3.8, it states the following regarding liability and indemnification:

(1)  Limitation  of  Liability

"Every Director and Officer in exercising the powers and discharging the duties of office must act honestly and in good faith with a view to the best interests of the Corporation and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No Director or Officer is liable for:

(a) the acts, omissions or defaults of any other Director or Officer or an employee of the Corporation;

(b) any loss, damage or expense incurred by the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation;

(c) the insufficiency or deficiency of any security in or upon which any of the money of the Corporation is invested;

(d) any loss or damage arising from the bankruptcy, insolvency or tortious or criminal acts of any person with whom any of the Corporation's money is, or securities or other property are, deposited;

(e)  any  loss  occasioned  by  any  error  of  judgment  or  oversight;  or

(f) any other loss, damage or misfortune which occurs in the execution of the duties of office or in relation to it;

unless occasioned by the wilful neglect or default of that Director or Officer. Nothing in this By-law relieves any Director or Officer of any liability imposed by the ABCA or otherwise by law."

(2)  Indemnity

"The Corporation shall indemnify a Director or Officer, a former Director or Officer and a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (the "Indemnified Parties") and the heirs and legal representatives of each of them, against all costs, charges and expenses, which includes, without limiting the generality of the foregoing, the fees, charges and disbursements of legal counsel on an as-between-a-solicitor-and-thesolicitor's- own-client basis and an amount paid to settle an action or satisfy a judgment, reasonably incurred by an Indemnified Party, or the heirs or legal representatives of an Indemnified Party, or both, in respect of any action or proceeding to which any of them is made a party by reason of an Indemnified Party being or having been a Director or Officer or a director or officer of that body corporate, if:

(a) the Indemnified Party acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party's conduct was lawful.

The Corporation shall indemnify an Indemnified Party and the heirs and legal representatives of an Indemnified Party in any other circumstances that the ABCA permits or requires. Nothing in this By-law limits the right of a person entitled to indemnity to claim indemnity apart from the provisions of this Bylaw."

                                    PART F/S

                              FINANCIAL STATEMENTS

ANDERSEN  ANDERSEN  &  STRONG, L.C.                941 East 3300 South Suite 202
CERTIFIED  PUBLIC  ACCOUNTANTS  AND                 Salt Lake City, Utah,  84106
BUSINESS  CONSULTANTS                                     Telephone 801-486-0096
Members  SEC  Practice  Section  of  the  AICPA                 Fax 801-486-0098

Board  of  Directors
Zeo-Tech  Enviro  Corp.
Vancouver,  B.C.,  Canada

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Zeo-Tech Enviro Corp. (exploration stage company) at June 30, 2002 and the related statements of operations, stockholders' equity, and cash flows for the years ended June 30, 2002 and 2001 and the period June 5, 1987 (date of inception) to June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeo-Tech Enviro Corp. at June 30, 2002 and the results of operations, and cash flows for the years ended June 30, 2002 and 2001 and the period June 5, 1987 (date of inception) to June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have sufficient working capital to service its debts and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are described in Note 6. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt  Lake  City,  Utah
February  26,  2003              /s/  "Andersen  Andersen  and Strong L.C."

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)
                                  BALANCE SHEET
                                  June 30, 2002





ASSETS
CURRENT ASSETS
     Cash. . . . . . . . . . . . . . . . . . . . .  $     9,623
     Accounts receivables. . . . . . . . . . . . .        5,819
     Inventory . . . . . . . . . . . . . . . . . .        7,188
                                                    ------------

         Total Current Assets. . . . . . . . . . .       22,630
                                                    ------------

REAL PROPERTY - net of accumulated depreciation. .      272,758
                                                    ------------

MINERAL LEASES - Note 3. . . . . . . . . . . . . .       51,641
                                                    ------------

SECURITY DEPOSIT - Note 3. . . . . . . . . . . . .       16,322
                                                    ------------

                                                    $   363,351
                                                    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable - related parties . . . . .  $   202,464
      Accounts payable . . . . . . . . . . . . . .       12,427
                                                    ------------

          Total Current liabilities. . . . . . . .      214,891
                                                    ------------

STOCKHOLDERS' EQUITY

  Common stock
     Unlimited shares authorized with no par value
     20,894,561 shares issued and outstanding. . .    4,730,608
  Accumulated comprehensive adjustment . . . . . .       71,855
  Accumulated deficit during development stage . .   (4,654,003)
                                                    ------------
           Total Stockholders' Equity. . . . . . .      148,460
                                                    ------------

                                                    $   363,351
                                                    ============







   The accompanying notes are an integral part of these financial statements.

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)
                             STATEMENT OF OPERATIONS
          For  the  Years  Ended  June  30,  2002  and  2001  and  the
          Period from June 5, 1987 (date of inception) to June 30, 2002






                                       JUNE 30,     June 30,       June 5, 1987
                                         2002         2001       To June 30, 2002
                                     ------------  -----------  ------------------
REVENUES. . . . . . . . . . . . . .  $    36,171   $   18,687   $         147,602
                                     ------------  -----------  ------------------

EXPENSES:

Depreciation. . . . . . . . . . . .        2,242            -               2,242
Exploration costs . . . . . . . . .       27,457       77,283           2,643,581
Bad debt. . . . . . . . . . . . . .      130,682            -             171,921
Administrative. . . . . . . . . . .      142,642      274,073           1,942,622
                                     ------------  -----------  ------------------
                                         303,023      351,356           4,760,366
                                     ------------  -----------  ------------------

NET LOSS - before other expenses. .     (266,852)    (332,669)         (4,612,764)

LOSS ON DISPOSAL OF ASSETS. . . . .            -      (23,202)            (41,239)
                 .. . . . . . . . .            .            .
-----------------------------------  ------------  -----------
NET LOSS. . . . . . . . . . . . . .     (266,852)    (355,871)         (4,654,003)

COMPREHENSIVE ADJUSTMENTS

   Currency translation adjustment.       (7,938)      (9,627)             71,855
                                     ------------  -----------  ------------------

NET COMPRENSIVE LOSS. . . . . . . .  $  (274,790)  $ (365,498)  $      (4,582,148)
                                     ============  ===========  ==================



NET LOSS PER COMMON SHARE

Basic . . . . . . . . . . . . . . .  $      (.01)  $     (.02)
                                     ============  ===========
Dilutive. . . . . . . . . . . . . .  $         -   $        -
                                     ============  ===========

AVERAGE OUTSTANDING SHARES

   Basic (stated in 1000's) . . . .       20,611       20,326
                                     ============  ===========
Dilutive. . . . . . . . . . . . . .       22,686       22,401
                                     ============  ===========





   The accompanying notes are an integral part of these financial statements.

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)

                    STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
        For the Period  June 5, 1987 (date of inception) to June 30, 2002





                                                                        Accumulated
                                                      Common Stock     Comprehensive    Accumulated
                                                   Shares      Amount     Adjustment       Deficit
                                                -----------  --------  --------------  -------------
Balance June 5, 1987 (date of . . . . . .              -     $      -     $       -       $          -
inception

Issuance of common stock for             . .      400,000       20,000            -                  -
cash at $0.05 - 1987

Issuance of common stock for . .                  400,000       60,000            -                  -
cash at $0.15 - 1988

Foreign currency translation  . . .                     -            -        9,757                  -
adjustment - 1988

Net operating loss for the year .                       -            -            -             (1,572)
ended June 30, 1999

Issuance of common stock                   .      423,250      121,300            -                  -
for cash at $.287 - 1989

Foreign currency translation           . . .            -            -        5,404                  -
adjustment - 1989

Net operating loss for the year .                       -            -            -           (104,966)
ended June 30, 1989

Foreign currency translation           . . .            -            -        2,071                  -
adjustment - 1990

Net operating loss for the year                         -            -            -            (65,806)
ended June 30, 1990

Foreign currency translation           . . .            -            -          863                  -
adjustment - 1991

Net operating loss for the year .                       -            -            -            (17,986)
ended June 39, 1991

Foreign currency translation           . . .            -            -        1,265                  -
adjustment - 1992

Net operating loss for the year            .            -            -            -            (78,231)
ended June 30, 1992

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)

                    STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
        For the Period  June 5, 1987 (date of inception) to June 30, 2002





                                                                       Accumulative
                                                   Common  Stock       Comprehensive      Accumulated
                                                  Shares    Amount       Adjustment           Deficit
                                             ------------  -------     --------------    ------------

Issuance of common stock for
Payment of debt at $0.238 - 1993                  343,840   81,738                -                 -
Issuance of common stock for
purchase of mineral property at $0.35 - 1993      100,000   35,000                -                 -
Issuance of common stock for cash at  . . .        80,000   48,000                -                -
$0.60 - 1993

Foreign currency translation  . . . . . . .             -        -             (931)               -
adjustment - 1993

Net operating loss for the year ended
June 30, 1993. . . . .  . . . . . . . . . .             -        -                -         (217,114)

Issuance of common stock for
expenses at $.26 - 1994                           145,686   38,296                -                 -
Issuance of common stock for
payment of debt at $.22 - 1994                    266,600   58,652                -                 -
Issuance of common stock for
purchase of mineral property at $.64              580,000  371,200                -                 -
1994
Issuance of common stock for cash at. . . .       770,000  269,500                -                -
$.35 - 1994

Foreign currency translation                            -        -           24,817                -
Adjustment - 1994

Net operating loss for the year ended
     June 30, 1994. . . . . . . . . . . . .             -        -                -         (622,798)

Issuance of common stock for
payment of debt at $.36 - 1995                    120,000   43,200                -                 -
Issuance of common stock for cash at  . . .       110,000   36,300                -                -
$.33 - 1995

Foreign currency translation . . . . . . . . . .       -        -               (45)               -
Adjustment - 1995

Net operating loss for the year ended
     June 30, 1995. . . .  . . . . . . . .             -        -                 -         (148,546)

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)

                    STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
        For the Period  June 5, 1987 (date of inception) to June 30, 2002





                                                                        Accumulative
                                                    Common  Stock       Comprehensive     Accumulated
                                                   Shares     Amount     Adjustment         Deficit
                                                ---------    ---------  -------------     -----------

Issuance of common stock for           . . .       389,117    70,444              -                 -
payment of $.18 - 1996
Issuance of common stock for
purchase of property at $.25 - 1996              1,800,000   450,000              -                 -
Issuance of common stock for cash at  . . . . .  2,160,000   432,000              -                -
$.20 - 1996

Foreign currency translation . . . . . . . . .           -         -          2,029                 -
Adjustment - 1996

Net operating loss for the year ended
     June 30, 1996. . . . . . . . . . . . . . .          -         -              -         (873,952)

Issuance of common stock for
purchase at $.68 - 1997                            140,000     95.200             -                 -
Issuance of common stock for cash . . . . . . .  4,010,000  1,203,000             -                 -
at $.30 - 1997

Foreign currency translation  . . . . . . . .            -          -        10,811                 -
adjustment  - 1997

Net operating loss for the year ended
     June 30, 1997. . . . . . . . . . . . . . .          -          -              -        (776,024)

Issuance of common stock for
purchase of property at $1.39 - 1998                40,000     55,600              -                -
Issuance of common stock for cash at  . . . . .    650,000    222,500              -                -
$.34 - 1998

Foreign currency translation                             -          -         (7,679)               -
Adjustment - 1998

Net operating loss for the year ended
     June 30, 1998. . . . . . . . . . . . . . .          -          -              -        (386,553)

Issuance of common stock for cash at . . . . . .  1,840,784   220,894              -                -
$.12 - 1999

Foreign currency translation   . . . . . . . . .          -         -         38,407                -
Adjustment - 1999


                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)

                    STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
        For the Period June 5, 1987 (date of inception) to June 30, 2002





                                                                       Accumulative
                                                    Common  Stock      Comprehensive     Accumulative
                                                   Shares     Amount     Adjustment         Deficit
                                                ----------   --------   ------------     ------------
Net operating loss for the year ended
     June 30, 1999 . . . . . . . . . . . . . .          -         -               -         (161,956)

Issuance of common stock for cash at. . . . .   3,500,000   475,000               -                 -
$0.11 - 2000

Foreign currency translation . . . .                    -         -           2,651                 -
adjustment.- 2000

Net operating loss for the year ended
     June 30, 2000 . . . . . . . . . .  . . .           -         -              -          (575,776)

Issuance of common stock for                      150,000    22,500              -                  -
purchase property at $.15 - 2001
Issuance of common stock for cash at. . . . .   1,905,284   231,684              -                  -
$.12 - 2001

Foreign currency translation  . . . . . . . .           -         -         (9,627)                 -
adjustment - 2001

Net operating loss for the year ended
     June 30, 2001 . . . . . . .. . . . . . .           -         -              -          (355,871)

Issuance of common stock for cash at
$.12 - 2002                                       550,000    66,000              -                  -
Issuance of common stock for cash at  . . . .      20,000     2,600              -                  -
$.13 - 2002

Foreign currency translation                            -         -         (7,938)                 -
adjustment - 2002

Net operating loss for the year ended
     June 30, 2002 . . . . . . . . .. . . . .           -         -              -          (266,852)
                                               ----------   -------        -------          ---------

BALANCE AS AT JUNE 30, 2002. . . . . . . .  .  20,894,561 $4,730,608      $ 71,855      $ (4,654,003)
                                               ==========  =========        ======        ===========







    The accompanying notes are an integral part of these financial statements

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)
                             STATEMENT OF CASH FLOWS
             For the Years Ended June 30, 2002 and 2001 and for the
            Period June 5, 1987 (date of inception) to June 30, 2002





                                               JUNE 30      June 30     June 5, 1987 to
                                                 2002        2001        June 30, 2002
                                              ----------  -----------  -----------------
CASH FLOWS FROM
   OPERATING ACTIVITIES

     Net loss. . . . . . . . . . . . . . . .  $(266,852)  $ (355,871)  $     (4,654,003)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities

    Depreciation . . . . . . . . . . . . . .      2,242            -              2,242
    Issuance of common stock for expenses. .     66,000       22,500          1,387,830
    Loss on disposal of property . . . . . .          -       23,202                  -
    Changes in accounts receivable . . . . .    132,451       66,089             (5,819)
    Changes in inventory . . . . . . . . . .      2,474       (9,669)            (7,188)
    Changes in accounts payable. . . . . . .     78,459      (54,107)           214,891
    Foreign currency translation adjustment.     (7,938)      (9,627)            71,855
                                              ----------  -----------  -----------------

    Net Change in Cash Flows from Operations      6,836     (317,483)        (2,990,192)
                                              ----------  -----------  -----------------

CASH FLOWS FROM INVESTING
   ACTIVITIES
    Security deposit - mineral properties. .    (16,322)           -            (16,322)
    Cost to prove mineral properties . . . .          -            -            (51,641)
    Purchase real estate . . . . . . . . . .          -            -           (275,000)
                                              ----------  -----------  -----------------
                                                (16,322)           -           (342,963)
                                              ----------  -----------  -----------------

CASH FLOWS FROM FINANCING
   ACTIVITIES
      Proceeds from issuance of common stock      2,600      231,684          3,342,778
                                              ----------  -----------  -----------------

    Net Change in Cash . . . . . . . . . . .     (6,886)     (85,799)             9,623

    Cash at beginning of the period. . . . .     16,509      102,308                  -
                                              ----------  -----------  -----------------

    CASH AT END OF PERIOD. . . . . . . . . .  $   9,623   $   16,509   $          9,623
                                              ==========  ===========  =================




NON  CASH  FLOWS  FROM  OPERATING  ACTIVITIES

Issuance  of  4,625,243  common  shares  for  expenses  - 1987 - 2002          $
1,387,830
     ====

   The accompanying notes are an integral part of these financial statements.

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                  June 30, 2002

1.     ORGANIZATION

The Company was incorporated under the laws of the Province of Alberta, Canada on June 5, 1987 under the name of "Adamas Resources, Inc." with authorized common capital stock of an unlimited number of shares with no par value. Since inception the Company has made several changes and on April 10, 2000 changed its name to "Zeo-Tech Enviro Corp".

The Company acquired all of the outstanding stock of "Canadian Mining Company Ltd." on August 3, 1999 which was organized in the state of Nevada however Canadian Mining does not have any assets or operations and therefore consolidated financial statements have not been prepared.

On  June  15,  1993  the Company completed a reverse common split of 5 shares of
outstanding  shares for one share.   This report has been prepared showing after
stock  split  shares  from  inception.

The principal business activity of the Company has been the acquisition and development of mining properties, and in particular zeolite products, and is considered to be in the exploration stage.


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.

Income  Taxes
-------------

On June 30, 2002, the Company has a net operating loss carried forward in Canada of $2,325,000. The tax benefit has not been determined, however, it would be fully offset by a valuation reserve because the use of the future benefit is doubtful since the Company has been unable to project a reliable estimated income for the future. The net operating loss will expire in Canada starting in 2001 through 2008.

Basic  and  Diluted  Net  Income  (Loss)  Per  Share
----------------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if the shares had been issued on exercise of the preferred rights unless the exercise becomes antidilutive and then the diluted income (loss) per share is shown.

Financial  and  Concentrations  Risk
------------------------------------

The  Company  does  not have any concentration or related financial credit risk.

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                                  June 30, 2002

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  CONTINUED

Revenue  Recognition
--------------------

Revenue is recognized on the sale and delivery of a product or the completion of services provided.

Statement  of  Cash  Flows
--------------------------

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Real  Property
--------------

Real property consists of a commercial rental located in Aguila, Arizona, which includes four buildings totaling 5,860 square feet, which is being depreciated over 39 years using the straight line method. The property is presently under a month lease for $3,000, with a right to purchase at $275,000.





Description                     Amount
-----------------------------  ---------
Land. . . . . . . . . . . . .  $187,550
Buildings . . . . . . . . . .    87,450
Less accumulated depreciation    (2,242)
                               ---------
                               $272,758
                               =========




Financial  Instruments
----------------------

The carrying amounts of financial instruments, including cash, accounts receivable, inventory and accounts payable, are considered by management to be their estimated fair values.

Capitalization  of  Mineral  Property  Costs
--------------------------------------------

Cost of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mine equipment will be capitalized and depreciated over their useful lives.

Environmental  Requirements
---------------------------

At the report date environmental requirements related to the mineral leases acquired are unknown and therefore an estimate of any future cost cannot be made.

Foreign  Currency  Translations
-------------------------------

The functional currency used for the Company reporting is the Canadian dollar. These financial statements have been translated to United States dollars using the year end exchange rate for assets and liabilities, except the real property, which has been stated at its historical US dollar cost, and the statement of operations at the yearly average exchange rate. The accumulated translation gains and losses are reported under the equity section of the balance sheet.

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                                  June 30, 2002

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  CONTINUED

Accounting  for  Stock-Based  Compensation
------------------------------------------

The  Company  has adopted Statement of Financial Accounting Standard No. 123 but
has elected to continue to measure compensation costs under APB 25. The adoption of FASB No. 123 has no impact on the Company's financial statements.

Estimates  and  Assumptions
---------------------------

Management  uses  estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Recent  Accounting  Pronouncements
----------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.     MINERAL  LEASES

The Company has 22 zeolite claims in the Princeton area of British Columbia described as the Zeotech group of claims, 27 pozzolanic claims also located in Princeton, British Columbia known as the Dick/Slate claim group, and other Canadian properties include the Anyox, B.C. copper and molybdenum property in the Skeena Mining Division of Northern British Columbia and a gold/silver property in the North Thompson Area, Kamloops, British Columbia (referred to as the Taweel Lake Property and the "Lem" claims). The Company also owns a 100% interest in a precious metal processing facility in Aguila, Arizona. Management believes that all the properties mentioned above have opportunity for further development. The zeolite properties will be the main focus for the foreseeable future, which will include hazardous waste encapsulation, animal and municipal waste, and the lightweight zeolite concrete markets.

The company has proven 861,528 metric tonnes on the Zeolite property. All costs of exploration have been expensed and the costs of proving the available tonnage have been capitalized. An economic feasibility, including estimated mining costs and product prices, have not been completed. The capitalized costs will be amortized over seven years, its estimated use, starting with production.

A security deposit of $cdn25,000 has been made with the Department of Mines, in Canada, to cover claims for any future environmental cleanup.

The claims have been leased from the Canadian Government and have expiration dates of December 2008 through October 2011, all of which may be renewed for varying amounts.

In October 2001 C2C Zeolite Corporation and the Company entered into a Licensing and Production Agreement. C2C has developed and holds patent licenses and proprietary information on the nature, use and applications of zeolite. The Company will pay C2C a royalty of 10% of sales on the first Cdn $1,000,000 per annum, 5% on sales from Cdn $1.0-$1.5 million per annum and 3% on sales over Cdn. $1.5 million per annum.

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                                  June 30, 2002
3.       MINERAL  LEASES  -  CONTINUED

Both companies will form a management committee that will oversee the engineering, procurement, construction and operation of a plant to produce ZEOFUM.

License fees to the consumer will be collected by C2C and the Company from consumers and manufacturers and distributed equally between the two companies. Licenses will be issued on both exclusive and non-exclusive licensing agreements. The application of zeolite in downhole cementing will be restricted for the purposes of this agreement. The agreement between C2C Zeolite and Halliburton for exclusive use of this application in NAFTA countries has already been assigned.

4.      COMMON  CAPITAL  STOCK

Since inception the Company has issued 16,269,318 shares of its common capital stock in Canada under the required Canadian registration for $3,342,778.

The Company has issued stock options to officers-directors and consultants outlined in note 5. The Company has warrants outstanding for the purchase of 275,000 common shares at Cdn.$13 which will expire on expire on August 20, 2003.

5.      SIGNIFICANT  TRANSACTIONS  WITH  RELATED  PARTIES

Officers-directors and their controlled entities have acquired 5.9% of the common stock and have none interest-bearing, demand, loans to the Company of $202,464.
The company has issued compensatory stock to its officers-directors and consultants as follows:





 Shares    Expiration Date       Exercise Price
---------  --------------------  ---------------
  200,000    September 27, 2002  $        cdn.20
  100,000    January 17, 2003          .  cdn.20
1,175,000    April 27, 2003 . .           cdn.18
  625,000    February 15, 2004.           cnd.15




On the date of the grant the fair value of the stock was less than the exercise price. 300,000 of the above options have expired on the date of this report. Officers received a yearly salary of $cdn102,000 during the fiscal year.


6.      GOING  CONCERN
----------------------

The Company does not have the working capital necessary to service its liabilities and for its planned activity which raises substantial doubt about its ability to continue as a going concern.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, long term financing, and loans from its officers, which will enable the Company to operate for the coming year.

                              ZEO-TECH ENVIRO CORP.
                              ---------------------
                           (Exploration Stage Company)
                           ---------------------------
                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                  ---------------------------------------------
                                  June 30, 2002
                                  -------------

7.     SUBSEQUENT  EVENTS
-------------------------

On July 18, 2002 the Company issued 3,000,000 common shares at cdn $.10 for cash, including warrants to purchase an additional 3,000,000 shares at $.12 which will expire July 18, 2004.

                                   SIGNATURES
                                   ----------


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                                         ZEO-TECH  ENVIRO  CORP.
                                               (Registrant)


Dated:   March  31,  2003
-------------------------

                                  By      /s/  "Raymon  Paquette"
                                          ------------------------
                                            Raymon  Paquette
                                          President  and  Director


                                  By     /s/  "Richard  Haderer"
                                        -----------------------
                                               Richard  Haderer
                                      Corporate  Secretary  and  Director


                                POWER OF ATTORNEY

Each person whose signature appears below hereby appoints L. Raymon Paquette and Richard Haderer, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments to this Form 10-SB necessary or advisable to enable the Registrant to comply with the Securities Exchange Act of 1934, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such changes in this Form 10-SB as the aforesaid attorney-in-fact deems appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.


/s/  "L.  Raymon  Paquette"   President and Director      Dated: March 30, 2003
          ---------------
       L.  Raymon  Paquette  (Principal Executive Officer)


     /s/  "Richard Haderer"   Secretary and Director      Dated: March 30, 2003
     ----------------------
         Richard  Haderer    (Principal  Financial  Officer)


     /s/  "Edward  Skoda"     Director                    Dated: March 30, 2003
     --------------------
           Edward  Skoda


     /s/  "David  Kephay"     Director                    Dated: March 30, 2003
     --------------------
          David  Kephay

ITEM  1.          INDEX  TO  EXHIBITS





EXHIBIT
  NO.    DESCRIPTION                                                            PAGE
-------  ---------------------------------------------------------------------  ----
    3.1    Articles of Incorporation dated June 5, 1987. . . . . . . . . . . .    74

         Certificate of Amendment wherein the Registrar change its name from
    3.2    Adamas Resources Inc. to Zeacan Products Inc dated March 1, 1989. .    75

         Certificate of Revival issued by Alberta Corporation Registry dated
    3.3    December 11, 1992 . . . . . . . . . . . . . . . . . . . . . . . . .    77

         Articles of Amendment dated June 15, 1993, whereby the Registrant
         Change its name from Zeacan Products Inc. to Canadian Zeolite Ltd.
         And effected a consolidation of the issued and outstanding common
         Shares of the Registrant on the basis of five old shares for one new
    3.4    Share.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    79

         Articles of Amendment dated November 19, 1996 whereby the
         Registrant changed its name from Canadian Zeolite Ltd. to The
         Canadian Mining Company and amended its articles to allow for shareholders' Meetings to be held in British Columbia as well as
    3.5    anywhere in theProvince of Alberta. . . . . . . . . . . . . . . . .    81

         Certificate of Revival issued by the Alberta Corporate Registry dated
    3.6    March 9, 1999 . . . . . . . . . . . . . . . . . . . . . . . . . . .    83

         Certificate of Amendment dated April 10, 2000, the Registrant changed
         Its name from The Canadian Mining Company to Zeo-Tech Enviro
    3.7    Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    84

    3.8    Bylaws. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    85

    4.1    Share Certificate . . . . . . . . . . . . . . . . . . . . . . . . .   106

   10.1    Transfer Agent and Registrar Agreement dated July 31, 1987. . . . .   107

         Gordon Webster and Zeo-Tech Enviro Corp for the Zeo Claim Group
   10.2    Dated May 31, 2002. . . . . . . . . . . . . . . . . . . . . . . . .   109

   10.3    Mineral Lease Tenure Number 380929 for Zeo and Zeo #1 claims. . . .   112

         Mineral Property Purchase Agreement made between Hidden Rock
         Drilling Ltd., the Registrant and Raymond Paquette dated
   10.4    January 15, 2001. . . . . . . . . . . . . . . . . . . . . . . . . .   114

         Strategic Alliance Agreement between C2C Mining Corporation and
   10.5    The Canadian Mining Company Ltd. dated October 28, 1999.. . . . . .   120

         Licensing and Production Agreement between C2C Mining Corporation
   10.6    And Zeo-Tech Enviro Corp. dated October 15, 2001. . . . . . . . . .   121





Exhibit
No.                              Description                           Page
-------  ------------------------------------------------------------  ----
10.7. .  Lease Agreement re Real Property                               123

11.1. .  Statement re: Computation of per share Earnings                126

13.1. .  Quarterly Financial Statements - December 31, 2002             127

         Subsidiaries of Registrant
21.1. .  Canadian Mining Company                                        140

         Consent of experts and counsel:
         Letter of Authorization - John Jenks, Professional Geologist   141
         Consent of Independent Certified Public Accountant
23. . .  Andersen Andersen & Strong LLC                                 142


                            ARTICLES OF INCORORATION
                                       OF
EXHIBIT  3.1

                            BUSINESS CORPORATION ACT
                                   (SECTION 6)

ALBERTA  Consumer  and  Corporate  Affairs          ARTICLES  OF  INCORPORATION

1.     NAME  OF  CORPORATION

                             ADAMAS  RESOURCES  INC.

2. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE.

                     AN  UNLIMITED  NUMBER  OF  COMMON  SHARES

3.   RESTRICTIONS  IF  ANY  ON  SHARE  TRANSACTIONS.

                                       NONE

4.   NUMBER  (OR  MINIMUM  AND  MAXIMUM  NUMBER)  OF  DIRECTORS.

                           MINIMUM  (3)  -  MAXIMUM  (9)

5.   RESTRICTIONS  IF  ANY  ON  BUSINESS  THE  CORPORATION  MAY  CARRY  ON.

                                        NONE

6.   OTHER  PROVISIONS  IF  ANY.

                    THE  CORPORATION  IS  A  DISTRIBUTING  CORPORATION

7.   INCORPORATORS.                              DATE:   JUNE  4,  1987




NAMES                         ADDRESS (INCLUDING POSTAL CODE)          SIGNATURE
----------------------------  -------------------------------  --------------------------

                             300, 615 - 3rd Avenue S.W.
GREGORY R. HARRIS. . . . . .  CALGARY, ALBERTA, T2P 0G6        /S/    "Gregory R. Harris"
----------------------------  -------------------------------  --------------------------






     FOR  DEPARTMENTAL  USE  ONLY

     CORPORATE  ASSESS  NO.                         INCORPORATION  DATE:
1987/JUNE/O5

EXHIBIT  3.2

                                                                        20365671
                                                                    ------------
                                                            CORPORATE ACCESS NO.

ALBERTA

                            BUSINESS CORPORATIONS ACT
                                     Form 5

                            CERTIFICATE OF AMENDMENT

                          -     ZEACAN PRODUCTS LTD. -

                               Name of Corporation

I HEREBY CERTIFY THAT THE ARTICLES OF THE ABOVE-MENTIONED CORPORATION WERE AMENDED.

     UNDER SECTION 13 OF THE BUSINESS CORPORATIONS ACT IN ACCORDANCE WITH THE ATTACHED NOTICE;

     UNDER  SECTION  27  OF  THE  BUSINESS  CORPORATIONS  ACT  AS SET OUT IN THE
     ATTACHED  ARTICLES  OF  AMENDMENT  DESIGNATING  A  SERIES  OF  SHARES;

X UNDER SECTION 171 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF AMENDMENT;

     UNDER SECTION 185 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF REORGANIZATION;

     UNDER SECTION 186 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF ARRANGEMENT.



                                                           /s/  "M. M. Prashine"
                                                       -------------------------
                                                       Registrar of Corporations

                                                                   MARCH 1, 1989
                                                                  --------------
                                                             Date  of  Amendment
             ALBERTA
       CORPORATE  REGISTRY

    CONSUMER  AND  CORPORATE
            AFFAIRS

                     ALBERTA CONSUMER AND CORPORATE AFFAIRS

                                     FORM 4

                              ARTICLES OF AMENDMENT


1.     Name of Corporation:                  2.     Corporate Access Number:

     ADAMAS  RESOURCES  INC.                                   20365671


3.     The  Articles  of  the  above-named  Corporation  are amended as follows:

Pursuant to Section 167 (1) (a) of the Business Corporations Act, the Articles of the Corporation are amended as follows:

The  name  of  the  Corporation  be  changed  to:

     ZEACAN  PRODUCTS  LTD.



6.     Date                         Signature                    Title

Feb.  28 / 89                   /s/ "G. McDermott"             Solicitor
                               Gail  E.  McDermott

For  Department  Use  Only                                        Filed

EXHIBIT  3.3


ALBERTA

                            BUSINESS CORPORATIONS ACT

                                     Form 16

                             CERTIFICATE OF REVIVAL

                          -     ZEACAN PRODUCTS LTD. -

                               Name of Corporation

I  HEREBY  CERTIFY  THAT  THE  ABOVE-MENTIONED  CORPORATION  WAS REVIVED, AS SET

OUT  IN  THE  ATTACHED  ARTICLES  OF  REVIVAL, UNDER SECTION 201 OF THE BUSINESS

CORPORATIONS  ACT.


                                                             /s/    "H.A. Baker"
                                                         -----------------------
                                                       Registrar of Corporations

                                                               December 11, 1992
                                                     ---------------------------
                                                               Date  of  Revival
           ALBERTA
       CORPORATE  REGISTRY

           (Seal)

CONSUMER  AND  CORPORATE
        AFFAIRS

EXHIBIT  3.3  -  CONTINUED



                            BUSINESS CORPORATIONS ACT
                                  (SECTION 201)
                     ALBERTA CONSUMER AND CORPORATE AFFAIRS

FORM  15
                               ARTICLES OF REVIVAL


1.     NAME  OF DISSOLVED CORPORATION        2.     CORPORATE ACCESS NUMBER

           Zeacan  Products  Ltd.                           203656671

3.     REASON  FOR  DISSOLUTION

     Failure  to  file  the  1991  and  1992  Annual  Returns


4. STATE YOUR INTEREST IN THE CORPORATION AND WHY YOU SEEK REVIVAL OF THE CORPORATION

     The  Annual  Returns were not filed through inadvertence and the Company an
operating  Company  and need to be revived.   I am the solicitor and I have been
authorized  to  sign  this  Articles  of  Revival.

5.     NAME  OF  APPLICANT                     6.     ADDRESS  OF APPLICANT

        Gregory R. Harris                          1410, 1122 - 4th Street S.W.
     Barrister  &  Solicitor                       Calgary,  Alberta, T2R 1M1

     /s/  "G.  Harris"

7.  SIGNATURE  OF  APPLICANT                              DATE

                                                          December  11,  1992


For  Departmental  Use  Only                              Filed

EXHIBIT  3.4


                                                                  20365671
                                                                ------------
                                                        Corporate  Access No.

ALBERTA

                            BUSINESS CORPORATIONS ACT

                                     Form 5

                            CERTIFICATE OF AMENDMENT

                               CANADIAN ZEOLITE LTD.
                                ---------------------
                               Name of Corporation



I HEREBY CERTIFY that the Articles of the above-mentioned Corporation were amended under Section 171 of the Business Corporations Act as set out in the attached Articles of Amendment.






                                                             /s/    "H.A. Baker"
                                                         -----------------------
                                                       Registrar of Corporations

                                                                   June 15, 1993
                                                         -----------------------
                                                             Date  of  Amendment
       ALBERTA
 CORPORATE  REGISTRY

       (Seal)

CONSUMER  AND  CORPORATE
       AFFAIRS

EXHIBIT  3.4  -  CONTINIUED




                            BUSINESS CORPORATIONS ACT
                               (SECTION 27 OR 171)

                     ALBERTA CONSUMER AND CORPORATE AFFAIRS

                              ARTICLES OF AMENDMENT


1.     NAME  OF  CORPORATION                    2.     CORPORATE  ACCESS  NUMBER

       Zeacan  Products  Ltd.                              20365671


3.     THE  ARTICLES  OF  THE  ABOVE-NAMED  CORPORATION  ARE AMENDED AS FOLLOWS:

Pursuant  to  Section  167  (a)(f)  of  the  Business Corporations Act (Alberta)
Article 2 of the Articles of Incorporation is amended by consolidating the issued and outstanding Common Shares of the Company on the basis of five old shares for one new share to be consolidated to 1,757,090 common shares.

Pursuant  to  Section  167  (1)(a)  of  the  Business Corporations Act (Alberta)
Article 1 of the Articles of Incorporation is amended by changing the name of the Company to Canadian Zeolite Ltd.


DATE                                   SIGNATURE               TITLE

                                   /s/  "B.  Vickers"
                                   ------------------
May  17, 1993                         Brent Vickers          President


C\GEN\ZEACAN\ARTICLES.AMD

"Filed'  dock  per  additional  fees  submitted"

EXHIBIT  3.5


CORPORATE  ACCESS  NUMBER

                                                                        20365671
ALBERTA
GOVERNMENT  OF  ALBERTA

                            BUSINESS CORPORATIONS ACT


                                   CERTIFICATE
                                       OF
                                    AMENDMENT



THE  CANADIAN  MINING  COMPANY  LTD.

AMENDED  ITS  ARTICLES  ON  NOVEMBER  19,  1996.





     REGISTRIES
                                            /s/   "G.  G.  Bodley"
                                        --------------------------
      (seal)                              Registrar  of  Corporations

GOVERNMENT  OF  ALBERTA

                            BUSINESS CORPORATIONS ACT
                               (SECTION 27 OR 171)

ALBERTA
CONSUMER  AND  CORPORATE  AFFAIRS                    ARTICLES  OF  AMENDMENT


1.     NAME  OF  CORPORATION                    2.     CORPORATE  ACCESS  NUMBER

     Canadian  Zeolite  Ltd.                                   20365671


3.     THE  ARTICLES  OF  THE  ABOVE  NAMED  CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 167 (1)(a) of the Business Corporations Act (Alberta) Item 1 of the Articles of Incorporation, as amended, is amended by changing the name of the corporation from Canadian Zeolite Ltd. to The Canadian Mining Company Ltd. and for greater certainty, the name of Canadian Zeolite Ltd. is hereby deleted from Item 1 and replaced with the name:

          THE  CANADIAN  MINING  COMPANY  LTD.

Pursuant to Section 126 (4) and 167 (1)(m) of the Business Corporations Act (Alberta) Item 6 of the Articles of Incorporation is amended by the addition thereto of the following text:

          MEETINGS OF THE CORPORATION'S SHAREHOLDERS MAY BE HELD ANYWHERE IN THE PROVINCE OF BRITISH COLUMBIA AS WELL AS ANYWHERE IN THE PROVINCE OF ALBERTA.

     Nov.  12.96               /s/  "R.  Paquette"               Director
     -----------               -------------------               --------
4.     DATE                    SIGNATURE                          TITLE

     November  12,  1996                                        Treasurer

FOR  DEPARTMENTAL  USE  ONLY                                       FILED

                                               Stamped  on  Nov.  19,  1996

                                          Registrar  of  Corporations
                                                    Province  of  Alberta

EXHIBIT  3.6

                       CORPORATE ACCESS NUMBER:  203656715

                                     ALBERTA

                            BUSINESS CORPORATIONS ACT


                                   CERTIFICATE

                                       OF

                                     REVIVAL


                        THE CANADIAN MINING COMPANY LTD.
                              REVIVED ON 1999/03/09




                                                       REGISTRAR  OF


                                                          (SEAL)


                                                        CORPORATIONS

EXHIBIT  3.7



                       CORPORATE ACCESS NUMBER: 203656715

                                     ALBERTA

                            BUSINESS CORPORATIONS ACT


                                   CERTIFICATE

                                       OF

                                    AMENDMENT



                        THE CANADIAN MINING COMPANY LTD.

            CHANGED ITS NAME TO ZEO-TECH ENVIRO CORP. ON 2000/04/10.




                                                                    REGISTRAR OF

                                                                       (SEAL)

                                                                    CORPORATIONS

The information in this document is an accurate reproduction of data electronically captured within the official records of Alberta Registries.

EXHIBIT  3.8

                                 BY-LAW NUMBER 1
                           A BY-LAW RELATING GENERALLY
                            TO THE TRANSACTION OF THE
                             BUSINESS AND AFFAIRS OF
                              ZEO-TECH ENVIRO CORP.

                                    SECTION 1
                         DEFINITIONS AND INTERPRETATION

(1)  DEFINITIONS

In  the  by-laws,  unless  the  context  otherwise  requires:

(a)  "ABCA"  means  the  Business  Corporations  Act  (Alberta),  as  amended;
(b)  "appoint"  includes  elect  and  vice  versa;
(c) "Articles" includes the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution and articles of revival of the Corporation, and any amendment to any of them;
(d)  "Board"  means  the  board  of  directors  of  the  Corporation;
(e) "By-laws" means this by-law and all other by-laws of the Corporation from time to time in force;
(f)  "Corporation"  means  Zeo-Tech  Enviro  Corp.;
(g) "Director" means an individual who is elected or appointed as a director of the Corporation;
(h) "Indemnified Party" has the meaning set out in Section 8 for purposes of that section;
(i)  "Officer"  means  an  officer  of  the  Corporation appointed by the Board;
(j) "Record Date" means, for the purpose of determining Shareholders entitled to receive notice of a meeting of Shareholders:
     (i) the date fixed in advance by the Board for that determination which precedes the date on which the meeting is to be held by not more than fifty (50) days and not less than twenty one (21) days,
    (ii) if no date is fixed by the Board, at the close of business on the last business day which precedes the day on which the notice is sent, or
   (iii)   if  no  notice is sent, the  day  on  which  the  meeting  is held;
(k)  "Recorded  Address"  means:
     (i) in the case of a Shareholder, the Shareholder's latest address as shown in the Corporation's records or those of its transfer agent,
    (ii) in the case of joint Shareholders, the latest address as shown in the Corporation's records or those of its transfer agent in respect of those joint holders, or the first address appearing if there is more than one address,
   (iii) in the case of a Director, the Director's latest address as shown in the Corporation's records or in the last notice of directors filed with the Registrar, and
    (iv) in the case of an Officer or auditor of the Corporation, that person's latest address as shown in the Corporation's records;
(l) "Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointedunder the ABCA;

(m) "Regulations" means the Regulations, as amended, in force from time to time under the ABCA;and
(n)  "Shareholder"  means  a  shareholder  of  the  Corporation.

(2)  INTERPRETATION

In the by-laws, except if defined in this section or the context does not permit:

(a) words and expressions defined or used in the ABCA have the meaning or use given to them in the ABCA;
(b)  words  importing  the  singular  include  the  plural  and  vice  versa;
(c)  words  importing gender include masculine, feminine and neuter genders; and
(d)  words  importing  persons  include  bodies  corporate.

(3)  HEADINGS

The headings used in the by-laws are inserted for convenience of reference only. The headings are not to be considered or taken into account in construing the terms of the by-laws nor are they to be deemed in any way to clarify, modify or explain the effect of any term of the by-laws.

(4)  BY-LAWS  SUBJECT  TO  THE  ABCA

The by-laws are subject to the provisions of the ABCA and the Regulations, to any unanimous shareholder agreement and to the Articles, in that order.

                                    SECTION 2
                           BUSINESS OF THE CORPORATION

(1)  EXECUTION  OF  DOCUMENTS

Documents may be executed on behalf of the Corporation in the manner and by the persons as the Board may designate by resolution from time to time.

(2)  CHEQUES,  DRAFTS  AND  NOTES

Cheques, drafts or orders for the payment of money, notes, acceptances and bills of exchange shall be executed in the manner and by the persons as the Board may designate by resolution from time to time.

(3)  CORPORATE  SEAL
The Board may, by resolution, adopt a corporate seal containing the name of the Corporation as the corporate seal. A document issued by or executed on behalf of the Corporation is not invalid only because the corporate seal is not affixed to that document. A document requiring authentication by the Corporation does not require to be under seal.

(4)  BANKING  ARRANGEMENTS

The Board may open any bank accounts as the Corporation may require at a financial institution designated by resolution of the Board from time to time.

The Board may adopt, authorize, execute or deposit any document furnished or required by the financial institution and may do any other thing as may be necessarily incidental to the banking and financial arrangements of the Corporation.


(5)  VOTING  RIGHTS  IN  OTHER  BODIES  CORPORATE

The persons designated by the Board to execute documents on behalf of the Corporation may execute and deliver instruments of proxy and arrange for the issue of voting certificates or other evidence of the right to exercise voting rights attached to any securities held by the Corporation in another body corporate. The instruments, certificates or other evidence shall be in favour of the person that is designated by the persons executing the instruments of proxy or arranging for the issue of voting certificates or other evidence of the right to exercise voting rights. In addition, the Board may direct the manner in which and the person by whom any particular voting right or class of voting rights may be exercised.

(6)  WITHHOLDING  INFORMATION  FROM  SHAREHOLDERS

No Shareholder is entitled to obtain any information respecting any detail or conduct of the Corporation's business which, in the opinion of the Board, would not be in the best interests of the Shareholders or the Corporation to communicate to the public.

The Board may determine whether and under what conditions the accounts, records and documents of the Corporation are open to inspection by the Shareholders. No Shareholder has a right to inspect any account, record or document of the Corporation except as conferred by the ABCA or authorized by resolution of the Board or by resolution passed at a meeting of Shareholders.

(7)  DIVISIONS

The Board may cause any part of the business and operations of the Corporation to be segregated or consolidated into one or more divisions upon any basis as the Board considers appropriate. Any division may be designated by a name as the Board determines and may transact business under that name. The name of the Corporation must be set out in legible characters in and on all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of any division of the Corporation.

                                    SECTION 3
                                    BORROWING

(1)  BORROWING  POWER

Without limiting the borrowing power of the Corporation provided by the ABCA, the Board may, without authorization of the Shareholders:

(a)  borrow  money  on  the  credit  of  the  Corporation;
(b)  issue,  reissue,  sell  or  pledge  debt  obligations  of  the Corporation;
(c) subject to Section 45 of the ABCA, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and
(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

The Directors may, by resolution, delegate to a Director, a committee of Directors or an Officer all or any of the powers conferred on them by this section.

                                    SECTION 4
                                    DIRECTORS

(1)  MANAGEMENT  OF  BUSINESS

The  Board  shall  manage  the  business  and  affairs of the Corporation. Every
Director must comply with the ABCA, the Regulations, the Articles and the By-laws.

(2)  QUALIFICATION

A  person  is  disqualified  for  election  as  a  Director  if  that  person:

(a)  is  less  than  18  years  of  age;
(b)  is
    (i) a dependant adult as defined in the Dependent Adults Act (Alberta) or the subject of a certificate of incapacity under that Act,
   (ii)  a formal patient as defined in  the  Mental  Health  Act  (Alberta),
  (iii) the subject of an order under The Mentally Incapacitated Persons Act (Alberta) appointing a committee of his or her person, estate or both, or
   (iv) a person who has been found to be of unsound mind by a court elsewhere than in Alberta;
(c)  is  not  an  individual;  or
(d)  has  the  status  of  bankrupt.

A  Director  is  not  required  to  hold  shares  issued  by  the  Corporation.

(3)  NUMBER  OF  DIRECTORS

The Board is to consist of that number of Directors permitted by the Articles. In the event the Articles permit a minimum and maximum number of Directors, the Board is to consist of the number of Directors the Shareholders determine by ordinary resolution. The number of Directors at any one time may not be less than the minimum or more than the maximum number permitted by the Articles.

(4)  INCREASE  NUMBER

The Shareholders may amend the Articles to increase the number, or the minimum or maximum number, of Directors. Upon the adoption of an amendment increasing the number or minimum number of Directors, the Shareholders may, at the meeting at which they adopt the amendment, elect the additional number of Directors authorized by the amendment. Upon the issue of a certificate of amendment, the Articles are deemed to be amended as of the date the Shareholders adopted the amendment.

(5)  DECREASE  NUMBER

The Shareholders may amend the Articles to decrease the number, or the minimum or maximum number, of Directors. No decrease shortens the term of an incumbent Director.

(6)  ELECTION  AND  TERM

Each Director named in the notice of directors filed at the time of incorporation holds office from the issue of the certificate of incorporation until the first meeting of Shareholders. The Shareholders are to elect Directors by ordinary resolution at the first meeting of Shareholders and at each succeeding annual meeting at which an election of Directors is required. The elected Directors are to hold office for a term expiring not later than the close of the next annual meeting of Shareholders following the election. A Director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of Shareholders following the Director's election. If Directors are not elected at a meeting of Shareholders, the incumbent Directors continue in office until their respective successors are elected.

(7)  REMOVAL  OF  DIRECTORS

The Shareholders may by ordinary resolution passed at a special meeting of Shareholders remove a Director from office. Any vacancy created by the removal of a Director may be filled at the meeting at which the Director was removed, failing which the vacancy may be filled by the Directors.

(8)  CONSENT

No  election  or appointment of an individual as a Director is effective unless:

(a) the individual was present at the meeting when elected or appointed and did not refuse to act as Director; or
(b) if the individual was not present at the meeting when elected or appointed as a Director, the individual
     (i) consented in writing to act as a Director before the individual's election or appointment or within 10 days after it, or
    (ii)  has  acted as a Director  pursuant  to  the election or appointment.

(9)  CEASING  TO  HOLD  OFFICE

A  Director  ceases  to  hold  office  when:

(a)  the  Director  dies  or  resigns;
(b)  the  Director  is  removed  from  office  by  the  Shareholders;  or
(c) the Director ceases to be qualified for election as a Director under Subsection 4(2) above.

A Director's resignation is effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

(10)  FILLING  VACANCIES

The Directors may fill a vacancy in the Board, except a vacancy resulting from an increase in the number or minimum number of Directors or from a failure to elect the number or minimum number of Directors required by the Articles. If there is not a quorum of Directors, or if there has been a failure to elect the number or minimum number of Directors required by the Articles, the Directors then in office must immediately call a special meeting of Shareholders to fill the vacancy. If the Directors fail to call a meeting, or if there are no Directors then in office, the meeting may be called by any Shareholder.

(11)  DELEGATION  TO  A  MANAGING  DIRECTOR  OR  COMMITTEE

The Directors may appoint from their number a Managing Director or a committee of Directors. At least half of the members of a committee of Directors must be resident Canadians. A Managing Director must be a resident Canadian. The Directors may delegate to a Managing Director or a committee of Directors any of the powers of the Directors. However, no Managing Director and no committee of Directors has authority to:

(a) submit to the Shareholders any question or matter requiring the approval of the Shareholders;
(b)  fill  a  vacancy  among  the  Directors  or  in  the  office  of  auditor;
(c) issue securities, except in the manner and on the terms authorized by the Directors;
(d)  declare  dividends;
(e) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the Directors;
(f)  pay  a commission in connection with the sale of shares of the Corporation;
(g)  approve  a  management  proxy  circular;
(h)  approve  any  financial  statements;  or
(i)  adopt,  amend  or  repeal  By-laws.

(12)  REMUNERATION  AND  EXPENSES

The Directors are entitled to receive remuneration for their services in the amount as the Board determines. Subject to the Board's approval, the Directors are also entitled to be reimbursed for traveling and other expenses incurred by them in attending meetings of the Board or any committee of Directors or in the performance of their duties as Directors.

Nothing contained in the by-laws precludes a Director from serving the Corporation in another capacity and receiving remuneration for acting in that other capacity.

The Directors must disclose to the Shareholders the aggregate remuneration paid to the Directors. The disclosure must be in a written document to be forwarded to the Shareholders prior to every annual meeting of Shareholders and must relate to the same time period as the financial statements required to be presented such annual meeting.

(13)  ANNUAL  FINANCIAL  STATEMENTS

The Board must place before the Shareholders at every annual meeting of Shareholders financial statements which have been approved by the Board as evidenced by the signature of not less that two (2) of the Directors, the report of the auditor and any further information respecting the financial position of the Corporation and the results of its operations that is required by the ABCA, the Regulations, the Articles, the by-laws or any unanimous shareholder agreement.

                                    SECTION 5
                              MEETINGS OF DIRECTORS

(1)  CALLING  MEETINGS

The Chairperson of the Board, the Managing Director or any Director may call a meeting of Directors. A meeting of Directors or of a committee of Directors may be held within or outside of Alberta at the time and place indicated in the notice referred to in Subsection 5(2) below.

(2)  NOTICE

Notice of the time and place of a meeting of Directors or any committee of Directors must be given to each Director or each Director who is a member of a committee not less than forty eight (48) hours before the time fixed for that meeting. Notice must be given in the manner prescribed in Section 11. A notice of a meeting of Directors need not specify the purpose of the business to be transacted at the meeting except when the business to be transacted deals with a proposal to:

(a) submit to the Shareholders any question or matter requiring the approval of the Shareholders;
(b)  fill  a  vacancy  among  the  Directors  or  in  the  office  of  auditor;
(c)  issue  securities;
(d)  declare  dividends;
(e)  purchase,  redeem  or  otherwise  acquire shares issued by the Corporation;
(f)  pay  a commission in connection with the sale of shares of the Corporation;
(g)  approve  a  management  proxy  circular;
(h)  approve  any  financial  statements;  or
(i)  adopt,  amend  or  repeal  By-laws.

(3)  NOTICE  OF  ADJOURNED  MEETING

Notice of an adjourned meeting of Directors is not required if a quorum is present at the original meeting and if the time and place of the adjourned meeting is announced at the original meeting. If a meeting is adjourned because a quorum is not present, notice of the time and place of the adjourned meeting must be given as for the original meeting. The adjourned meeting may proceed with the business to have been transacted at the original meeting, even though a quorum is not present at the adjourned meeting.

(4)  MEETINGS  WITHOUT  NOTICE

No notice of a meeting of Directors or of a committee of Directors needs to be given:

(a) to a newly elected Board following its election at an annual or special meeting of Shareholders; or
(b) for a meeting of Directors at which a Director is appointed to fill a vacancy in the Board, if a quorum is present.

(5)  WAIVER  OF  NOTICE

A Director may waive, in any manner, notice of a meeting of Directors or of a committee of Directors. Attendance of a Director at a meeting of Directors or of a committee of Directors is a waiver of notice of the meeting, except when the Director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(6)  QUORUM

The Directors may fix the quorum for meetings of Directors or of a committee of Directors, but unless so fixed, a majority of the Directors or of a committee of Directors holding office at the time of the meeting constitutes a quorum. No business may be transacted unless at least half of the Directors present are resident Canadians.

(7)  REGULAR  MEETINGS

The Board may by resolution establish one or more days in a month for regular meetings of the Board at a time and place to be named in the resolution. No notice is required for a regular meeting.

(8)  CHAIRPERSON  OF  MEETINGS

The Chairperson of any meeting of Directors is the first mentioned of the following Officers (if appointed) who is a Director and is present at the meeting: Chairperson of the Board, Managing Director, or President. If none of the foregoing Officers are present, the Directors present may choose one of their number to be Chairperson of the meeting.

(9)  DECISION  ON  QUESTIONS

Every resolution submitted to a meeting of Directors or of a committee of Directors must be decided by a majority of votes cast at the meeting. In the case of an equality of votes, the Chairperson does not have a casting vote.

(10)  MEETING  BY  TELEPHONE

If all the Directors consent, a Director may participate in a meeting of Directors or of a committee of Directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A Director participating in a meeting by means of telephone or other communication facilities is deemed to be present at the meeting.

(11)  RESOLUTION  IN  LIEU  OF  MEETING

A resolution in writing executed by all the Directors entitled to vote on that resolution at a meeting of Directors or committee of Directors is as valid as if it had been passed at a meeting of Directors or committee of Directors. A resolution in writing takes effect on the date it is expressed to be effective.

A resolution in writing may be executed in one or more counterparts, all of which together constitute the same resolution. A counterpart executed by a Director and transmitted by facsimile or other device capable of transmitting a printed message is as valid as an originally executed counterpart.

                                    SECTION 6
                      OFFICERS AND APPOINTEES OF THE BOARD

(1)  APPOINTMENT  OF  OFFICERS

The Directors may designate the offices of the Corporation, appoint as individuals of full capacity, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except those powers referred to in Section 4 which may not be delegated to a Managing Director or to a committee of Directors. Unless required by the by-laws, an Officer does not have to be a Director. The same individual may hold two or more offices of the Corporation.


(2)  TERM  OF  OFFICE

An Officer holds office from the date of the Officer's appointment until a successor is appointed or until the Officer's resignation or removal. An Officer may resign by giving written notice to the Board. All Officers are subject to removal by the Board, with or without cause.

(3)  DUTIES  OF  OFFICERS

An Officer has all the powers and authority and must perform all the duties usually incident to, or specified in the by-laws or by the Board for, the office held.

(4)  REMUNERATION

The Officers are entitled to receive remuneration for their services in an amount as determined by the Board. The Directors must disclose to the Shareholders the aggregate remuneration paid to the five highest Officers in accordance with the rules and regulations of any stock exchange on which its shares are listed. The disclosure must be in a written document to be forwarded to the Shareholders prior to every annual meeting of Shareholders and must relate to the same time period as the financial statements required to be presented such annual meeting.

(5)  CHAIRPERSON  OF  THE  BOARD

If appointed and present at the meeting, the Chairperson of the Board presides at all meetings of Directors, committees of Directors and, in the absence of the President, at all meetings of Shareholders. The Chairperson of the Board must be a Director.

(6)  MANAGING  DIRECTOR

If appointed, the Managing Director is responsible for the general supervision of the affairs of the
Corporation. During the absence or disability of the Chairperson of the Board, or if no Chairperson of the Board has been appointed, the Managing Director exercises the functions of that office. Subject to Section 4, the Board may delegate to the Managing Director any of the powers of the Board.

(7)  PRESIDENT

If appointed, the President is the chief executive officer of the Corporation responsible for the management of the business and affairs of the Corporation.

During the absence or disability of the Managing Director, or if no Managing Director has been appointed, the President also exercises the functions of that office. The President may not preside as Chairperson at any meeting of the Directors or of any committee of Directors unless the President is a Director.

(8)  VICE-PRESIDENT

During the absence or disability of the President, or if no President has been appointed, the Vice-President or if there is more than one, the Vice-President designated by the Board, exercises the functions of the office of the President.

(9)  SECRETARY

If appointed, the Secretary shall call meetings of the Directors or of a committee of Directors at the request of a Director. The Secretary shall attend all meetings of Directors, of committees of Directors and of Shareholders and prepare and maintain a record of the minutes of the proceedings. The Secretary is the custodian of the corporate seal, the minute book and all records, documents and instruments belonging to the Corporation.

(10)  TREASURER

If appointed, the Treasurer is responsible for the preparation and maintenance of proper accounting records, the deposit of money, the safe-keeping of securities and the disbursement of funds of the Corporation. The Treasurer must render to the Board an account of all financial transactions of the Corporation upon request.

(11)  AGENTS  AND  ATTORNEYS

The Board has the power to appoint agents or attorneys for the Corporation in or outside of Canada with any power the Board considers advisable.

                                    SECTION 7
                              CONFLICT OF INTEREST

(1)  DISCLOSURE  OF  INTEREST

A  Director  or  Officer  who:

(a) is a party to a material contract or proposed material contract with the Corporation; or
(b) is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation;

must disclose in writing to the Corporation or request to have entered in the minutes of meetings of the Directors the nature and extent of the Director's or Officer's interest.

(2)  APPROVAL  AND  VOTING

A Director or Officer must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of Directors, the nature and extent of the Director's or Officer's interest in a material contract or proposed material contract if the contract is one that in the ordinary course of the Corporation's business would not require approval by the Board or the Shareholders. The disclosure must be made immediately after the Director or Officer becomes aware of the contract or proposed contract. A Director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract unless the contract is:

(a) an arrangement by way of security for money lent to or obligations undertaken by the Director, or by a body corporate in which the Director has an interest, for the benefit of the Corporation or an affiliate;
(b) a contract relating primarily to the Director's remuneration as a Director or Officer, employee or agent of the Corporation or as a director, officer, employee or agent of an affiliate;
(c)  a  contract  for  indemnity  or  insurance  under  the  ABCA;  or
(d)  a  contract  with  an  affiliate.

(3)  EFFECT  OF  CONFLICT  OF  INTEREST

If a material contract is made between the Corporation and a Director or Officer, or between the
Corporation and another person of which a Director or Officer is a director or officer or in which the Director or Officer has a material interest:

(a) the contract is neither void nor voidable by reason only of that relationship, or by reason only that a Director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of Directors or committee of Directors that authorized the contract; and
(b)  a Director or Officer or former Director or Officer to whom a profit
     accrues      as  a  result  of  the  making  of  the contract is not
     liable to account      to the Corporation  for  that  profit by reason
     only of holding office as a Director or Officer;

if the Director or Officer disclosed the Director's or Officer's interest in the contract in the manner prescribed by the ABCA and the contract was approved by the Board or the Shareholders and was reasonable and fair to the Corporation at the time it was approved.

                                    SECTION 8
                          LIABILITY AND INDEMNIFICATION

(1)  LIMITATION  OF  LIABILITY

Every Director and Officer in exercising the powers and discharging the duties of office must act honestly and in good faith with a view to the best interests of the Corporation and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No Director or Officer is liable for:

(a) the acts, omissions or defaults of any other Director or Officer or an employee of the Corporation;
(b) any loss, damage or expense incurred by the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation;
(c) the insufficiency or deficiency of any security in or upon which any of the money of the Corporation is invested;
(d) any loss or damage arising from the bankruptcy, insolvency or tortious or criminal acts of any person with whom any of the Corporation's money is, or securities or other property are, deposited;
(e)  any  loss  occasioned  by  any  error  of  judgment  or  oversight;  or

(f) any other loss, damage or misfortune which occurs in the execution of the duties of office or in relation to it;

unless occasioned by the willful neglect or default of that Director or Officer. Nothing in this By-law relieves any Director or Officer of any liability imposed by the ABCA or otherwise by law.

(2)  INDEMNITY

The Corporation shall indemnify a Director or Officer, a former Director or Officer and a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (the "Indemnified Parties") and the heirs and legal representatives of each of them, against all costs, charges and expenses, which includes, without limiting the generality of the foregoing, the fees, charges and disbursements of legal counsel on an as-between-a-solicitor-and-the solicitor's- own-client basis and an amount paid to settle an action or satisfy a judgment, reasonably incurred by an Indemnified Party, or the heirs or legal representatives of an Indemnified Party, or both, in respect of any action or proceeding to which any of them is made a party by reason of an Indemnified Party being or having been a Director or Officer or a director or officer of that body corporate, if:

(a) the Indemnified Party acted honestly and in good faith with a view to the best interests of the Corporation; and
(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party's conduct was lawful.

The Corporation shall indemnify an Indemnified Party and the heirs and legal representatives of an Indemnified Party in any other circumstances that the ABCA permits or requires. Nothing in this By-law limits the right of a person entitled to indemnity to claim indemnity apart from the provisions of this Bylaw.

(3)  INSURANCE

The Corporation may purchase and maintain insurance for the benefit of a person referred to in Section 8 against the liabilities and in the amounts the ABCA permits and the Board approves.

                                    SECTION 9
                                   SECURITIES

(1)  SHARES

Shares of the Corporation may be issued at the times, to the persons and for the consideration as the Board determines from time to time. No share may be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

(2)  OPTIONS  AND  OTHER  RIGHTS  TO  ACQUIRE  SECURITIES

The Corporation may issue certificates, warrants or other evidences of conversion privileges, options or rights to acquire securities of the

Corporation. The conditions attached to the conversion privileges, options and rights must be set out in the certificates, warrants or other evidences or in certificates evidencing the securities to which the conversion privileges, options or rights are attached.

(3)  COMMISSIONS

The Board may authorize the Corporation to pay a reasonable commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for shares of the Corporation.

(4)  SECURITIES  REGISTER

The Corporation shall maintain at its records office a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

(a) the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;
(b)  the  number  of  securities  held  by  each  security  holder;  and
(c)  the  date  and  particulars  of  the  issue  and transfer of each security.

The Corporation shall keep information relating to a security holder that is entered in the securities register for at least seven (7) years after the security holder ceases to be a security holder.

(5)  TRANSFER  AGENTS  AND  REGISTRARS
The Corporation may appoint one or more trust corporations as its agent to maintain a central securities register and one or more agents to maintain a branch securities register. An agent may be designated as a transfer agent or a branch transfer agent, and a registrar, according to the agent's function. An agent's appointment may be terminated at any time by the Board. The Board may provide for the registration or transfer of securities by a transfer agent, branch transfer agent or registrar.

(6)  DEALINGS  WITH  REGISTERED  HOLDERS

The Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

(7)  TRANSFERS  OF  SECURITIES

Securities of the Corporation may be transferred in the form of a transfer endorsement on the security certificates issued in respect of the securities of the Corporation, or in any form of transfer endorsement which may be approved by resolution of the Board.

(8)  REGISTRATION  OF  TRANSFERS

If a security in registered form is presented for registration of transfer, the Corporation must register the transfer if:

(a) the security is endorsed by the person specified by the security or by special endorsement to be entitled to the security or by the person's successor, fiduciary, survivor, attorney or authorized agent, as the case may be;
(b) reasonable assurance is given that the endorsement is genuine and effective;
(c) the Corporation has no duty to inquire into adverse claims, or has discharged its duty to do so;
(d) any applicable law relating to the collection of taxes has been complied with;
(e)  the  transfer  is  rightful  or  is  to  a  bona  fide  purchaser;  and
(f) the fee prescribed by the Board for a security certificate issued in respect of a transfer has been paid.

(9)  LIEN

If the Articles provide that the Corporation has a lien on a share registered in the name of a Shareholder or the Shareholder's legal representative for a debt of the Shareholder to the Corporation, and the Shareholder is indebted to the Corporation, the Corporation may refuse to register any transfer of such holder's shares pending enforcement of the lien.

(10)  SECURITY  CERTIFICATES

Security certificates and acknowledgments of a security holder's right to obtain a security certificate must be in a form as the Board approves by resolution. A security certificate must be executed by at least one Director or Officer. Unless the Board otherwise determines, security certificates representing securities in respect of which a transfer agent or registrar has been appointed are not valid unless counterexecuted by or on behalf of the transfer agent or registrar. Any signature may be printed or otherwise mechanically reproduced on a security certificate. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a Director or Officer, and the security certificate is as valid as if the person were a Director or Officer at the date of issue.

(11)  ENTITLEMENT  TO  A  SECURITY  CERTIFICATE

A security holder is entitled at the holder's option to a security certificate or to a non-transferable written acknowledgment of the holder's right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by that holder.

(12)  SECURITIES  HELD  JOINTLY

The Corporation is not required to issue more than one security certificate in respect of securities held jointly by several persons. Delivery of a certificate to one of the joint holders is sufficient delivery to all of them. Any one of the joint holders may give effectual receipts for the certificate issued in respect of the securities or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of the security.

(13)  REPLACEMENT  OF  SECURITY  CERTIFICATES

The Board or an Officer or agent designated by the Board may in its or the Officer's or agent's discretion direct the issue of a new security certificate in place of a certificate that has been lost, destroyed or wrongfully taken. A new security certificate may be issued only on payment of a reasonable fee and on any terms as to indemnity, reimbursement of expenses and evidence of loss of title as the Board may prescribe.

(14)  FRACTIONAL  SHARES

The Corporation may issue a certificate for a fractional share or may issue in its place scrip certificates in a form that entitles the holder to receive a certificate for a full share by exchanging scrip certificates aggregating a full share. The Directors may attach conditions to any scrip certificates issued by the Corporation, including conditions that:

(a) the scrip certificates become void if they are not exchanged for a share certificate representing a full share before a specified date; and
(b) any shares for which those scrip certificates are exchangeable may, notwithstanding any preemptive right, be issued by the Corporation to any person and the proceeds of those shares distributed rateably to the holders of the scrip certificates.

                                   SECTION 10
                            MEETINGS OF SHAREHOLDERS

(1)  ANNUAL  MEETING  OF  SHAREHOLDERS

The Board shall call an annual meeting of Shareholders to be held not later than eighteen (18) months after the date of incorporation and subsequently, not later than fifteen (15) months after holding the last preceding annual meeting. An annual meeting is to be held for the purposes of considering the financial statements and auditor's report, fixing the number of Directors for the following year, electing Directors, appointing an auditor or reappointment an incumbent auditor and transacting any other business that may properly be brought before the meeting.

(2)  SPECIAL  MEETINGS  OF  SHAREHOLDERS

The  Board  may  at  any  time  call  a  special  meeting  of  Shareholders.

(3)  SPECIAL  BUSINESS

All business transacted at a special meeting of Shareholders and all business transacted at an annual meeting of Shareholders, except as otherwise contemplated in Subsection 10(1), is deemed to be special business.

(4)  PLACE  AND  TIME  OF  MEETINGS

Meetings of Shareholders shall be held at the place within Alberta and at the time the Board determines, unless the Articles provide otherwise. A meeting of Shareholders may be held outside Alberta of the Articles so provide or if all the Shareholders entitled to vote at that meeting agree to holding the meeting outside Alberta. A Shareholder who attends a meeting of Shareholders held outside Alberta is deemed to have agreed to holding the meeting outside Alberta, except when the Shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held. Notwithstanding the foregoing, a meeting of Shareholders may be held outside of Alberta in and as specified by the Articles.

(5)  NOTICE  OF  MEETINGS

Notice of the time and place of a meeting of Shareholders must be sent not less than twenty one (21) days and not more than fifty (50) days before the meeting to:

(a)  each  Shareholder  entitled  to  vote  at  the  meeting;
(b)  each  Director;  and
(c)  the  auditor  of  the  Corporation.

Notice of a meeting of Shareholders called for the purpose of transacting any business other than consideration of the business contemplated in Subsection 10(1) must state the nature of the business to be transacted in sufficient detail to permit a Shareholder to form a reasoned judgment on that business and must state the text of any special resolution to be submitted to the meeting.

(6)  NOTICE  OF  ADJOURNED  MEETINGS

With the consent of the Shareholders present at a meeting of Shareholders, the Chairperson may adjourn that meeting to another fixed time and place. If a meeting of Shareholders is adjourned by one or more adjournments for an aggregate of less than thirty (30) days, it is not necessary to give notice of the adjourned meeting, other than by verbal announcement at the time of the adjournment. If a meeting of Shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting must be given as for the original meeting. The adjourned meeting may proceed with the business to have been transacted at the original meeting, even though a quorum is not present at the adjourned meeting.

(7)  WAIVER  OF  NOTICE

A Shareholder and any other person entitled to attend a meeting of Shareholders may waive in any manner notice of a meeting of Shareholders. Attendance of a Shareholder or other person at a meeting of Shareholders is a waiver of notice of the meeting, except when the Shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(8)  SHAREHOLDER  LIST

If the Corporation has more than fifteen (15) Shareholders entitled to vote at a meeting of Shareholders, the Corporation must prepare a list of Shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each Shareholder,

(a)  if a Record Date is fixed, not later than ten (10) days after that date; or
(b)  if  no  Record  Date  is  fixed;
     (i) at the close of business on the last business day preceding the day on which the notice is given; or
    (ii)  if no notice is  given,  on  the  day  on which the meeting is held.

A  Shareholder  may  examine  the  list  of  Shareholders:

(c) during usual business hours at the Corporation's records office or at the place where its central securities register is maintained; and

(d)  at  the  meeting  of  Shareholders  for  which  the  list  was  prepared.

(9)  PERSONS  ENTITLED  TO  VOTE

A person named in a list of Shareholders is entitled to vote the shares shown opposite the person's name at the meeting to which the list relates, except to the extent that:

(a)
   (i) if a Record Date is fixed, the person transfers ownership of any of the person's shares after the Record Date; or
  (ii) if no Record Date is fixed, the person transfers ownership of any of the person's shares after the date on which the list of Shareholders is prepared; and
(b)  the  transferee  of  those  shares
   (i)      produces  properly  endorsed  share  certificates;  or
  (ii)     otherwise  establishes  ownership  of  the  shares;

and demands, not later than ten (10) days before the meeting, that the transferee's name be included in the list before the meeting; in which case the transferee is entitled to vote the shares.

(10)  CHAIRPERSON  OF  MEETINGS

The Chairperson of any meeting of Shareholders is the first mentioned of the following Officers (if appointed) who is present at the meeting: Chairperson of the Board, Managing Director or President. If none of the foregoing Officers are present, the Shareholders present and entitled to vote at the meeting may choose a Chairperson from among those individuals present.

(11)  SCRUTINEER

If desired, one or more scrutineers, who need not be Shareholders, may be appointed by resolution or by the Chairperson of the meeting with the consent of the meeting.

(12)  PROCEDURE  AT  MEETINGS

The Chairperson of any meeting of Shareholders shall conduct the proceedings at the meeting in all respects. The Chairperson's decision on any matter or thing relating to procedure, including, without limiting the generality of the foregoing, any question regarding the validity of any instrument of proxy or other evidence of authority to vote, is conclusive and binding upon the Shareholders.

(13)  PERSONS  ENTITLED  TO  BE  PRESENT

The  only  persons  entitled  to  be  present  at a meeting of Shareholders are:

(a)  the  Shareholders  entitled  to  vote  at  the  meeting;
(b)  the  Directors;
(c)  the  auditor  of  the  Corporation;  and
(d) any others who, although not entitled to vote, are entitled or required under any provision of the ABCA, any unanimous shareholder agreement, the Articles or the by-laws to be present at the meeting.

Any other person may be admitted only on the invitation of the Chairperson of the meeting or with the consent of the meeting.

(14)  QUORUM

A quorum of Shareholders is present at a meeting of Shareholders if at least two persons are present in person or by proxy, each of whom is entitled to vote at the meeting, and who hold or represent by proxy in the aggregate not less than five (5%) percent of the shares entitled to be voted at the meeting. If any share entitled to be voted at a meeting of Shareholders is held by two or more persons jointly, the persons or those of them who attend the meeting of Shareholders constitute only one Shareholder for the purpose of determining whether a quorum of Shareholders is present.

(15)  LOSS  OF  QUORUM

If a quorum is present at the opening of a meeting of Shareholders, the Shareholders present or represented by proxy may proceed with the business of the meeting, even if a quorum is not present throughout the meeting. If a quorum is not present at the opening of a meeting of Shareholders, the Shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

(16)  PROXY  HOLDERS  AND  REPRESENTATIVES

A Shareholder entitled to vote at a meeting of Shareholders may by means of an instrument of proxy appoint a proxy holder and one or more alternate proxy holders, who are not required to be Shareholders, to attend and act at the meeting in the manner and to the extent authorized by the instrument of proxy and with the authority conferred by the instrument of proxy. An instrument of proxy must be executed by the Shareholder or by the Shareholder's attorney authorized in writing and be in the form prescribed by the Regulations. An instrument of proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting. An instrument of proxy executed by a Shareholder and transmitted by facsimile or other device capable of transmittal, or a printed message is as valid as an originally executed instrument of proxy.

A Shareholder that is a body corporate or association may, by resolution of its directors or governing body, authorize an individual to represent it in person at a meeting of Shareholders. That individual's authority may be established by depositing with the Corporation prior to the commencement of the meeting a certified copy of the resolution passed by the Shareholder's directors or governing body or other evidence of the individual's authority to vote. A resolution or other evidence of authority to vote is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

(17)  TIME  FOR  DEPOSIT  OF  PROXIES

The Board may specify in a notice calling a meeting of Shareholders a time not exceeding forty eight (48) hours, excluding Saturdays and holidays, preceding the meeting or an adjournment of the meeting before which proxies to be used at the meeting must be deposited with the Corporation or its agent. If no time for the deposit of proxies has been specified in a notice calling a meeting of Shareholders, a proxy to be used at the meeting must be deposited with the Secretary of the Corporation or the Chairperson of the meeting prior to the commencement of the meeting.

(18)  REVOCATION  OF  PROXIES

A  Shareholder  may  revoke  a  proxy:

(a) by depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing:

    (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or an adjournment of that meeting, at which the proxy is to be used; or
   (ii) with the Chairperson of the meeting on the day of the meeting or an adjournment of the meeting; or
(b)  in  any  other  manner  permitted  by  law.

(19)  JOINT  SHAREHOLDERS

If two or more persons hold shares jointly, one of those holders present at a meeting of Shareholders may, in the absence of the others, vote the shares. If two or more of those persons are present in person or by proxy, they must vote as one on the shares jointly held by them.

(20)  DECISION  ON  QUESTIONS

At every meeting of Shareholders all questions proposed for the consideration of Shareholders must be decided by the majority of votes, unless otherwise required by the ABCA or the Articles. In the case of an equality of votes, the Chairperson of the meeting does not, either on a show of hands or verbal poll or on a ballot, have a casting vote in addition to the vote or votes to which the Chairperson may be entitled as a Shareholder or proxy holder.

(21)  VOTING  BY  SHOW  OF  HANDS

Subject to Subsection 10(22), voting at a meeting of Shareholders shall be by a show of hands of those present in person or represented by proxy or by a verbal poll of those present by telephone or other communication facilities. When a vote by show of hands has been taken upon a question, a declaration by the Chairperson of the meeting that the vote has been carried, carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting is conclusive evidence of the fact without proof of the number of votes recorded in favour of or against any resolution or other proceeding in respect of the question.

(22)  VOTING  BY  BALLOT

If a ballot is required by the Chairperson of the meeting or is demanded by a Shareholder or proxy holder entitled to vote at the meeting, either before or on the declaration of the result of a vote by a show of hands or verbal poll, voting must be by ballot. A demand for a ballot may be withdrawn at any time before the ballot is taken. If a ballot is taken on a question, a prior vote on that question by show of hands or verbal poll has no effect.

(23)  NUMBER  OF  VOTES

At every meeting a Shareholder present in person or represented by proxy or present by telephone or other communication facilities and entitled to vote has one vote for each share held.

(24)  MEETING  BY  TELEPHONE

Any person described in Subsection 10(13) may participate in a meeting of Shareholders by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A Shareholder participating in a meeting by means of telephone or other communication facilities is deemed to be present at the meeting.

(25)  RESOLUTION  IN  LIEU  OF  MEETING

A resolution in writing executed by all the Shareholders entitled to vote on that resolution at a meeting of Shareholders is as valid as if it had been passed at a meeting of Shareholders. A resolution in writing takes effect on the date it is expressed to be effective.

A resolution in writing may be executed in one or more counterparts, all of which together constitute the same resolution. A counterpart executed by a Shareholder and transmitted by facsimile or other device capable of transmitting a printed message is as valid as an originally executed counterpart.

                                   SECTION 11
                                     NOTICES
(1)  METHOD  OF  NOTICE

A notice or document required to be sent to a Shareholder, Director, Officer or auditor of the Corporation may be given by personal delivery, prepaid transmitted or recorded communication, prepaid mail addressed to the recipient at the recipient's Recorded Address or by facsimile, or other device capable of transmitting a printed message. A notice or document sent by personal delivery or facsimile, or other device capable of transmitting a printed message is deemed to be given when it is actually delivered. A notice or document sent by means of prepaid transmitted or recorded communication is deemed to be given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. A notice or document sent by mail is deemed to be given when deposited at a post office or in a public letter box.

(2)  NOTICE  TO  JOINT  SHAREHOLDERS

If two (2) or more persons are registered as joint holders of any share, a notice or document may be sent or delivered to all of them, but notice given to any one joint Shareholder is sufficient notice to the others.

(3)  NOTICE  TO  SUCCESSORS

Every person who, by operation of law, transfer, death of a Shareholder or any other means becomes entitled to any share, is bound by every notice in respect of the share which is sent or delivered to the Shareholder prior to the person's name and address being entered in the Corporation's securities register and prior to the person furnishing proof of authority or evidence of entitlement as prescribed by the ABCA. This subsection applies whether the notice was given before or after the event which resulted in the person becoming entitled to the share.

(4)  NON-RECEIPT  OF  NOTICES

If a notice or document is sent to a Shareholder, Director, Officer or auditor of the Corporation in accordance with Subsection 11(1) and the notice or document is returned on three (3) consecutive occasions, the Corporation is not required to give any further notice or documents to the person until that person informs the Corporation in writing of the person's new address.

(5)  FAILURE  TO  GIVE  NOTICE

The accidental failure to give a notice to a Shareholder, Director, Officer or auditor of the Corporation, the non-receipt of a notice by the intended recipient or any error in a notice not affecting its substance does not invalidate any action taken at the meeting to which the notice relates.



(6)  EXECUTION  OF  NOTICES

Unless otherwise provided, the signature of any person designated by resolution of the Board to execute a notice or document on behalf of the Corporation may be written, stamped, typewritten or printed MADE by the Directors as evidenced by the signature of the following Director effective



/s/  "Richard  Haderer_____,  2002.
----------------------
Richard  D.  Haderer



CONFIRMED by the Shareholders as evidenced by the signature of the following Shareholder effective _________________________, 200__.

EXHIBIT  4.1

                              ZEO-TECH ENVIRO CORP

           INCORPORATED UNDER THE BUSINESS CORPORATIONS ACT (ALBERTA)

                                                               CUSIP 989431 10 1


Number                                                  Common  Shares


THIS  CERTIFIES  THAT




Is  the  registered  holder  of
Fully paid and non-assessable Common Shares without nominal or par value in the Capital Stock of

                              ZEO-TECH ENVIRO CORP.

Transferable on the books of the Corporation by the holder in person or by duly authorized attorney in writing upon surrender of this Certificate properly endorsed

This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar of the Corporation.

IN WITNESS WHEREOF the Corporation has caused this Certificate to be signed by the facsimile signatures of its duly authorized officers.

Dated



                                                  /s/  "Raymon  Paquette"
                                                          PRESIDENT
COUNTERSIGNED  AND  REGISTERED
CIBC  MELLON  TRUST  COMPANY,  Calgary,  Alberta
          TRANSFER  AGENT  AND  REGISTRAR



                                                  /S/  "Richard  Haderer"
          AUTHORIZED  SIGNATURE                           SECRETARY

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE TRANSFERABLE AT THE PRINCIPAL OFFICE OF CIBC MELLON TRUST COMPANY, CALGARY, ALBERTA.

EXHIBIT  10.1
                      TRANSFER AGENCY & REGISTRAR AGREEMENT
                      -------------------------------------

     MEMORANDUM  OF  AGREEMENT,  made  this  31st  day  of  July  ,  AD,  1987.

BETWEEN

     ADAMAS RESOURCES INC. having its registered and principal office in the City of Calgary, in the Province of Alberta (hereinafter referred to as the "Corporation")
                                                               ON THE FIRST PART
                                   -     and -

THE ROYAL TRUST COMPANY, a company incorporated under the laws of the Province of Quebec and duly authorized to carry on business in the Province of Alberta and all Provinces of Canada (hereinafter referred to as the "Trust Company")
                                                              ON THE SECOND PART

IT  IS  AGREED  AND  CONVENATED  BY  AND  BETWEEN THE PARTIES HERETO AS FOLLOWS:

1. The Corporation has by resolution of its directors appointed the Trust Company its Transfer Agent and Registrar, and the Trust Company at its principal office in the City of Calgary, Alberta, Canada, accepts such appointment for the Common no par value shares in the share capital of the Corporation. The Corporation also appoints the Trust Company its agent to disburse to the holders of the Common no par value shares dividends which may from time to time be declared and the Trust Company is authorized and directed to pay such dividends which may be declared by the Board of Directors of the Corporation upon the Corporation notifying the Trust Company in writing at its principal office in Calgary of the declaration of such dividends and depositing with the Trust
Company at its principal office in Calgary funds in the amount sufficient for the payment of such dividends at least one (1) business day before each date on which such dividends is payable and the Trust Company accepts such appointment.

2. The Trust Company shall keep at its principal office in the City of Calgary the Corporation's share ledger and register in respect of its Common no par value shares and subject to such general and particular instructions as it may receive from time to time by or under authority of the Corporation's Board of Directors, the Trust Company shall:

(a) make such entries from time to time in the Books as may be necessary in order that the accounts of each Common no par value shareholder of the Corporation may be properly and accurately kept and transfers of Common no par value shares properly recorded;

(b) countersign and issue the Corporation's share certificates for the Common no par value shares to the respective shareholders entitled thereto, representing the Common no par value shares owned by or transferred to them, respectively; and

(c) supply the Corporation from time to time as required with lists of holders of the Common no par value shares of the Corporation, as shown by the Books corrected to the dates of such lists, showing the name and post office address of each shareholder of the Common no par value shares and the number, respectively, held by each shareholder.

3. The Trust Company agrees faithfully to carry out and perform its duties hereunder and upon the termination hereof to deliver over to the Corporation the Books and any documents and papers connected therewith or with such business of the Corporation transacted hereunder, and a receipt signed by the Chairman of the Board, Deputy Chairman of the Board, President, any Vice-President, Secretary or Assistant Secretary of the Corporation, or by any other person duly authorized shall be a valued discharge to the Trust Company.

4. The Corporation undertakes to afford the Trust Company all possible assistance in order to identify the signatures of shareholders so that the Trust Company may be in a position to guard against illegal transfers.

5. It shall not be the duty of the Trust Company to pass on the validity of transmissions of Common no par value shares owing to death, transfers by companies or tutors, or under Power of Attorney, etc., and the Trust Company is hereby authorized at its discretion to refer all documents relating to such transfers  to  the  solicitors  of  the  Corporation,  at  the  expense  of  the
Corporation. The Trust Company may, however, pass on any documents which appear to it to be in order and in such cases the Corporation will assume all responsibility for the Trust Company's actions.

6. The Common no par value shares shall be effectively and interchangeably transferable on the Books maintained by the Trust Company, as Transfer Agent and Registrar.

7. All certificates for Commons no par value shares surrendered to the Corporation or to the Trust Company on any transfer of Common no par value shares or on exchange of certificates in respect of any change in or reorganization of the Common no par value shares shall be cancelled by the Trust Company and held by it for a period of ten (10) years. The Trust Company shall not be required to hold such certificates after the expiry of ten (10) year period and the Corporation agrees to instruct the Trust Company from time to time as to the disposal to be made of them.

8. Provided the Trust Company has acted in good faith with due diligence and without negligence, the Corporation assumes full responsibility and shall indemnify the Trust Company and save it harmless from and against any and all actions and suits whether groundless or otherwise and from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising directly or indirectly out of its agent relationship to the Corporation; provided, however, that the Trust Company shall not be indemnified or held harmless for any loss, damage, cost, charge, counsel fee, expense or liability resulting from its negligence or willful conduct or that of its agents or employees. The Trust Company shall be under no obligation to prosecute or defend any action or suit in respect of such agency which may involve it in expense or liability unless the Corporation shall, on request, furnish satisfactory indemnity against such expense or liability.

9. The Trust Company's fees for the above mentioned services shall be as mutually agreed upon from time to time.

10. The Agreement may be terminated by either party on ninety (90) days notice in writing being given to the other.

     IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto affixing their corporate seals by the hands of their duly authorized officers in that behalf, on the day and year first above written.


     ADAMAS  RESOURCES  INC.                    THE  ROYAL  TRUST  COMPANY

  Per:     /s/  "Gary Fee"                       Per:     /s/ "Martin Fare"
  ----     ---------------                      ----     -----------------

  Per:    /s/  "Jonathon  Moss"                  Per:     /s/  "A.  Salem"
----     ---------------------                   ----     ----------------

EXHIBIT  10.  2

THIS  AGREEMENT  dated  for  reference  this  31st  day  of  May,  2002.

BETWEEN:
                           GORDON WEBSTER, PROSPECTOR
                                   PO BOX 1420
                              PRINCETON, BC VOX 1W0

                       (hereinafter called the "Assignor")

                                                               OF THE FIRST PART
AND:

                              ZEO-TECH ENVIRO CORP.
                         2300-1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2

                       (hereinafter called the "Assignee")

                                                              OF THE SECOND PART

WHEREAS the Assignor is the beneficial owner of the Property described in Schedule "A" attached hereto.

The Assignor entered into an Option Agreement dated June 4, 1999 with STONE MOUNTAIN QUARRIES LTD. (the "Option Agreement") with respect to the Property.

AND WHEREAS the Assignor is desirous of assigning all of his right, title and interest in and to the Property subject to the Option Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants, agreements and provisos hereinafter contained, the parties hereto agree each with the other as follows:

1. The Assignor hereby assigns and sets over to the Assignee absolutely all of his right, title and interest in the Property. In consideration for the assignment, the Optionee agrees to allot and issue shares in its capital stock as set out in paragraph 2 hereof.

2. Forthwith upon execution of this Agreement, the Assignee agrees to allot and issue 250,000 shares in its capital stock as fully paid and non-assessable at a deemed value of Thirteen cents ($.13) per share of the Assignor.

3. The parties acknowledge and agree that the 250,000 shares of the Assignee to be allotted and issued pursuant to the terms and conditions hereof may become subject to escrow provisions imposed by securities regulatory bodies having jurisdiction over shares. In such event, the Assignor agrees to execute whatever form of Escrow restrictions upon the said 250,000 shares.

4. The Assignee acknowledges that it is receiving the Property subject to the Option Agreement.

a) Reserving and paying to the Assignor $1.50 (Canadian) per tonne royalty for mineral products taken from the Property.

b) Complying with all terms and conditions regarding maintaining the said claims in good standing, keeping them free and clear of encumbrances and charges, and carrying out work thereon in a good and minerlike manner.

5.     The  Assignor  warrants  and  represents  to  the  Assignee  as  follows:

a) That the Option Agreement is presently in arrears of $9,500.00 and that he has the right to assign his interests in the Property to the Assignee.

b) That to the best of his knowledge the said claims are in good standing at the date hereof, free and clear of any liens, encumbrances or charges as the case may be except for the Option Agreement.

6. In the event that the Property is sold or further optioned the Royalty herein shall continue and if the Property is abandoned by the Assignee it shall revert to the Assignor.

7. This agreement shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors or assigns as the case may be.

IN WITNESS WHEREOF this Assignment Agreement has been executed by the parties hereto as of the day and year first above written.


SIGNED,  SEALED,  AND  DELIVERED          )
In  the  presence  of:                    )


/s/  "Oparees  L.  Albas"                 )
-------------------------
witness  signature                        )
                                          )
Albas  Law  Corporation                   )
-----------------------
                                          )
102-530  Ellis  Street                    )
----------------------
(address)                                 )     /s/  "Gordon  Webster"
                                                ----------------------
                                          )     GORDON  WEBSTER
Penticton,  B.C.  V2A  4L7                )
--------------------------


SIGNED,  SEALED  AND  DELIVERED           )
In  the  presence  of:                    )
                                          )
/s/  "Tom  Sharp"                         )     ZEO-TECH  ENVIRO  CORP.
-----------------
witness  signature                        )     BY  ITS  AUTHORIZED
                                          )     SIGNATORY
320  -  1100  Melville  Street            )
------------------------------
address                                   )     /s/  "Ray  Paquette"
                                                --------------------
                                          )     RAY  PAQUETTE
Vancouver, British Columbia, V6E 4A6      )

SCHEDULE  "A"


The property reffered to in the said agreement consists of mineral claims located in the Similkameen Mining Division, Provision of British Columbia described as follows:




Claim Name   Tag #   Record #     Record Date     Expiry Date   # of Units
            -------  --------  -----------------  ------------  ----------
   Zeo . .  682231M    360978  December 16, 1997  Dec. 16/2008           1
   Zeo #1.  683812M    360979  December 16, 1997  Dec. 16/2008           1
   Zeo #2.  683815M    381118  January 5, 1998    Jan. 5/2009            1
   Zeo #3.  683816M    361119  January 5, 1998    Jan. 5/2009            1
   Zeo #4.  681456M    361120  January 5, 1998    Jan. 5/2009            1
   Zeo #5.  683813M    361121  January 6, 1998    Jan. 6/2009            1
   Zeo #6.  683814M    361122  January 6, 1998    Jan. 6/2009            1
   Zeo #7.  633294M    361123  January 6, 1998    Jan. 6/2009            1
   Zeo #8.  683826M    361549  March 9, 1998      Mar. 9/2009            1
   Zeo #9.  683827M    361550  March 9, 1998      Mar. 9/2009            1
   Zeo #10  683828M    361551  March 9, 1998      Mar. 9/2009            1
   Zeo #11  683829M    361552  March 9, 1998      Mar. 9/2009            1
   Zeo #12  683830M    361553  March 9, 1998      Mar. 9/2009            1
   Zeo #13  683831M    361554  March 9, 1998      Mar. 9/2009            1

EXHIBIT  10.3

(ARMS  OF  PROVINCE)

     BRITISH
        COLUMBIA

December  18,  2000                                        File No: 13880-03-540

REGISTERED  MAIL

Zeo  Tech  Enviro  Corp.
Suite  2300,  1066  West  Hastings  St.
Vancouver,  BC  V6E  3X2

RE:     MINING  LEASE  TENURE  NUMBER  380929
        SIMILAMEEN  MINING  DIVISION

     Further to the Application for a Mining Lease received November 6, 2000, enclosed please find the original mining lease document issued by the Chief Gold Commissioner. The mining lease was issued on December 15, 2000 for a term of 30 years which expires on December 15, 2030. Each year rental must be paid to the Gold Commissioner on or before December 15th anniversary date.

Yours  truly,

/s/  "Kim  Stone"

(Mrs.)  Kim  Stone
Manager
Mineral  Titles  Recording  Office,  Victoria

Enclosure

/c  Gold  Commissioner,  Kamloops,  B.C.









    THE   GOVERNMENT   OF   BRITISH   COLUMBIA   IS   AN   "EMPLOYMENT   EQUITY
                                   EMPLOYER''


Ministry of Energy and Mines                       3001,1810  Blanchard  Street
                                                         Victoria  BC  V8W  9N3

                                                    Telephone:  (250)  952-0542
                                                   Facsimile:   (250)  952-0541

Annual  rental  $     310.00             (SEAL  )
                      ------

Map  No.   092H048             PROVINCE  OF          Mining Lease No. 380929
           -------           BRITISH COLUMBIA
                                                                  ----------
Area  (hectares)  30.8           Ministry  of      Mining Division SIMILKAMEEN
                  ----        Energy, Mines and
                             Petroleum  Resources       Land  District     YDYD
                                                                           ----

                            Mineral  Tenure  Act      Date of Lease   Dec 15/00
                                Section  37

Lessee          ZEO  TECH  ENVIRO  CORP.
                ------------------------

Address     SUITE  2300,  1066  WEST  HASTINGS  ST.,  VANCOUVER,  BC,  V6E  3X2
            -------------------------------------------------------------------

          The lessor, in accordance with and subject to the provisions of the Mineral Tenure Act, hereby demises upon the lessee, for the term of 30 years
                                                                        --
from the date first above written, all Crown minerals available upon the terms of the Mineral Tenure Act within and under the leasehold together with the rights the lessee held as the holder of the claim or claims herein described.

NAME  OF  CLAIM(S)     ZEO  AND  ZEO  1
                       ----------------

TITLE  NO(S).          360978  AND  360979
                       -------------------

LOT  NO(S).          1885
                     ----

     The lessee shall save harmless and keep the lessor indemnified against all actions, claims, and demands that may be brought or made against the lessor by reason of anything done by the lessee, his servants, workmen, or agents in the exercise of the rights, powers and privileges hereby granted.

     The lessee hereby covenants and agrees at all times to perform, observe, and comply with the provisions of the Mineral Tenure Act, and the Mine Act and amendments made thereto from time to time, and the provisions of any regulations which may from time to time be made under authority thereof, as to the same apply to the said leasehold, and all such amendments or regulations as are from time to time shall be deemed to be incorporated into these presents and shall bind the lessee in the same manner and to the same extent as if the same as made, or amended, were set out herein as covenants on the part of the lessee.

     The lessee shall make application for an extension of the terms of this lease prior to the expiry of the current term.

PROVISOS
               SUBJECT  TO  ALL  PRIOR  RIGHTS

IN WITNESS WHEREOF, the lessor and lessee have hereby set their hands and seals as of the day and year first above written

     /s/"Dan  Keys                              /s/"R.  Paquette"
     -------------                              -----------------
         Witness                         ZEO  TECH  ENVIRO  CORP. Lessee

     /s/  "Kim  Stone                              /s/"Denis  Trentard"
     ----------------                              --------------------
         Witness                         CHIEF  GOLD  COMMISSIONER, LESSOR

     EXHIBIT  10.  4

 The following Licensing and Production Agreement is stated in Canadian dollars

                            HIDDEN ROCK DRILLING LTD.

     January  15,  2001

Zeo-Tech  Enviro  Corp.
#2300  -  1066  West  Hastings  Street
Vancouver,  B.C.
V6E  3X2

Attention:  Ray  Paquette

And:

Ray  Paquette
#2300  -  1066  West  Hastings  Street
Vancouver,  B.C.
V6E  3X2

Dear  Sirs:

RE:  Mineral  Property  Purchase  -  Anyox,  B.C.
-------------------------------------------------

Further to our recent discussion, this letter will confirm the agreement between Hidden Rock Drilling Ltd. as purchaser (the "Purchaser") and Ray Paquette ("Paquette"), as agent for Zeo-Tech Enviro Corp., and Zeo-Tech Enviro Corp. as vendor (the "Vendor") to purchase an undivided 100% interest in certain mineral claims situated in the Skeena Mining division in the Province of British Columbia, more particularly described in Schedule "A" attached hereto (the "Mineral Claims") and the reclamation permit more particularly described in Schedule "B1" attached hereto (the "Permit") (the Mineral Claims and the Permit are collectively called the "Assets") on the following terms and conditions:

1. The Vendor hereby transfers and assigns to the Purchaser all its rights, title and interest in and to the Assets in consideration of the sum of $160,000 (the "Purchase Price") paid as follows:

(a)     a  cheque in the amount of $10,000 to be paid on signing this Agreement;

(b) a credit for assessment work or cash paid in lieu of assessment work that was filed against the Mineral Claims by the Purchaser on behalf of the Vendor for the last two years in the amount of $10,200 [payment whereof is hereby acknowledged];

(c) a promissory note (the "Promissory Note") in the amount of $139,800 in the form as attached hereto as Schedule "C".

2.     The  Purchase  Price  shall  be  allocated  as  follows:

     (a)     Permit               $  10,000
     (b)     Mineral  Claims      $ 150,000

3. Full right, title and interest in the Assets shall vest in the Purchaser on the Closing Date.

4. At the Closing, the Purchaser shall deliver or cause to be delivered to the Vendor recordable Bill of Sale for the transfer of the Mineral Claims as set out in Schedule "F" into the name of the Vendor to be held as security for the unpaid portion of the Purchase Price, and the Purchaser and the Vendor will execute and deliver the Escrow Instructions
      (the "Escrow Instructions") in substantially the form of that attached hereto as Schedule "E". The Vendor agrees that for each $3,000 paid towards the Promissory Note, the Purchase shall be entitled to the release of one (1) unit of Mineral Claims [the selection is to be at the discretion of the Purchaser] until the last unit remains as which time the Vendor will pay the final payment on the Promissory Note in the amount of $4,800.

5. The Vendor and Paquette, jointly and severally, hereby covenant, represent and warrant to and with the Purchaser:

(a) that Paquette is the legal and registered owner of 100% undivided interest in and to the Assets, and the Vendor is the beneficial owner of a 100 percent undivided interest in and to the Assets;

(b)    that  Ray  Paquette  holds  the  Assets  in  trust  for  the  Company;

(c) that they have the right to enter into this Agreement and to dispose of a full interest in the Assets in the manner contemplated herein;

(d) that the Mineral Claims are in good standing under the laws of British Columbia up to and including at least the respective expiry dates set forth in Schedule "A" hereto;

(e) that it has complied with all laws in effect in British Columbia with respect to the Mineral Claims and such Mineral Claims have been properly located, staked and are valid and subsisting under the laws and regulations of the Province of British Columbia;

(f) that the Mineral Claims at the date hereof are free of any and all charges, encumbrances, adverse interests, outstanding agreements to acquire or purchase the Mineral Claims or any portion thereof, and no person has any royalty or other interest whatsoever in production from the Mineral Claims save and except for a net smelter return of one and one half (1 %) percent in favour of Steven Buchan.

(g) that the Permit is free of any and all charges, and encumbrances, and no person has any interest in the Permit, the Safekeeping Agreement and the certificate (the "Certificate") securing the Safekeeping Receipt, and true copies of the Permit, the Safekeeping Agreement, and the Certificate securing the Permit are attached hereto as Schedule "B1" and "B2" and "B3" respectively and that Paquette will continue  to  hold  them  in trust for the Purchaser;

(h) that they will turn over to the Purchaser all reports, maps, assay results, computer disks and other relevant date compiled by or in the Vendors possession with respect to the Mineral Claims; and

(i)     that  Canadian  Mining  Company Ltd. changed its name to Zeo-Tech Enviro
        Corp.

6. The Purchaser covenants, represents and warrants to and with the Vendor as follows:

(a) that the Purchaser is duly incorporated under the laws to the Province of British Columbia and is in good standing with respect to filing of annual reports as of the date hereof;

(b) that the Purchaser has the necessary corporate authority to enter into this Agreement;

(c) that it has duly obtained all authorizations for execution, delivery and performance of this Agreement, and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws.

(d) that the Purchaser agrees to use its best efforts to replace the Permit with a new Permit in the name of the Purchaser, and that in the event that the Purchaser options the Mineral Claims to a third party
        (the "Optionee") that will be doing mining work on the Mineral Claims, the Purchaser will use its best efforts to have the Optionee replace the Permit with a new Permit which is in the name of either the Optionee or the Purchaser.

7. The closing (the "Closing") shall take place on or before February 14, 2001 (the "Closing Date"), or at such other date as the parties may agree, at the offices of the Purchaser at #305 - 1177 West Hastings Street, Vancouver, B.C.

8.     At  the Closing, the Vendor shall deliver or cause to be delivered to the
Purchaser:

(a) recordable Bills of Sale absolute for the transfer of the Mineral Claims into the name of the Purchaser;

(b) a duly executed assignment of the Permit, the Safekeeping Receipt and the Certificate with attached approval of such assignment form the Ministry of Energy and Mines - Mine Branch;

(c) a certified copy of a directors resolution approving the sale of Assets and the assignment of the Permit to the Purchaser; and

(d)     the  Escrow  Agreement  attached  hereto  as  Schedule  "E'.

9. At the Closing, the Purchaser shall deliver or cause to be delivered to the Vendor:

(a)     A  chques  in  the  amount  of  $10,000;

(b)     the  Promissory  Note;

(c) a certified copy of a directors resolution approving the purchase of the Assets;

(d)     the  Escrow  Agreement  attached  hereto  as  Schedule  "E".

10. The parties hereto agree to execute such further and other deeds, documents and assurances and do such further and other acts as may be necessary to carry out the true intent and meaning of the Agreement fully and effectually.

11.     Time  shall  be  of  the  essence  of  the  Agreement.

12. This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors and assigns.

13. All information and data concerning or derived from the Mineral Claims shall be confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person without the prior written consent of the Purchaser. The text of any news releases or other public statements which the Vendor desires to make with respect to the Mineral Claims and this Agreement shall be made available to the Purchaser prior to publication and the Purchaser shall have the right to make suggestions for changes therein within twenty four (24) hours of delivery.

14. No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control (except those caused by its own lack of funds) including, but not limited to, acts of Gold, fire, storm, flood, explosion, strikes, lockouts or other industrial disturbances, acts of public enemy, war, riots, laws, rules and regulations orders of any duly constituted governmental authority, or non-availability of materials or transportation (such as "Intervening Events"). All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event. A party relying on the provisions of this paragraph hereof, insofar as possible, shall promptly give written notice to the other party of the particulars of the Intervening Event, shall give written notice to all other parties as soon as the Intervening Event ceases to exist, shall take all reasonable steps to eliminate any Intervening Event and will perform its obligations under this Agreement as far as practicable, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

15. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

16. All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre.

17. The appointing authority shall be the British Columbia International Commercial Arbitration Centre and the case shall be administered by the British Columbia International Commercial Arbitration Centre in accordance with its "Procedures for Cases under the BCICAC Rules" at Vancouver, British Columbia.

If this Agreement is acceptable to you, please sign two copies of this Agreement and deliver on fully executed copy to us on or before 5:00 pm on January 30, 2001 failing which this Agreement shall be of no further force and effect.

We hereby acknowledge and accept and return the enclosed copy of this Letter of Agreement by telecopy, telex or other means of electronic communication providing a printed copy.

Yours  very  truly,

Hidden  Rock  Drilling  Ltd.


Per:/s/  "Steven  Buchan"
-------------------------
     Authorized  Signatory

                                  SCHEDULE "A"

                             LIST OF MINERAL CLAIMS
                             SKEENA MINING DIVISION
                                  [MAP 103P05W]






           PERCENTAGE
             TENURE    NUMBER OF        EXPIRY         OF TITLE
NAME         NUMBER      UNITS           DATE         BEING SOLD
---------  ----------  ---------  ------------------  ----------

MALLARD .      251701     1         March 4, 2001         100
---------  ----------  ---------  ------------------  ----------
BUCK 1. .      315094     1    September 18, 2001         100
---------  ----------  ---------  ------------------  ----------
BUCH 11 .      315095     1    September 18, 2001         100
---------  ----------  ---------  ------------------  ----------
BUCH 111.      315096     1    September 18, 2001         100
---------  ----------  ---------  ------------------  ----------
BUCH 1V .      315097     1    September 18, 2001         100
---------  ----------  ---------  ------------------  ----------
BELLA 3 .      366757    20    September 20, 2001         100
---------  ----------  ---------  ------------------  ----------
BELLA 4 .      366758    20    September 20, 2001         100
---------  ----------  ---------  ------------------  ----------
VICTORY 1      352222     1    September 18, 2001         100
---------  ----------  ---------  ------------------  ----------
VICTORY 2      352223     1    September 18, 2001         100
---------  ----------  ---------  ------------------  ----------
VICTORY 3      352224     1    September 18, 2001         100
---------  ----------  ---------  ------------------  ----------
VICTORY 4      352225     1    September 18, 2001         100
---------  ----------  ---------  ------------------  ----------
VICTORY 5      352226     1    September 18, 2001         100
---------  ----------  ---------  ------------------  ----------
VICTORY 6      352227     1    September 18, 2001         100
---------  ----------  ---------  ------------------  ----------

                                  SCHEDULE "B1"

                               RECLAMATION PERMIT

     Reclamation  Permit  Mx  1-474

Safekeeping  Agreement  dated  April  10,  1996

Canadian Imperial Bank of Commerce Certificate Number 78-21412777 in the amount of $10,000 maturing April 10, 1997.

COPY OF RECLAMATION PERMIT AND SAFEKEEPING AGREEMENT AND THE CERTIFICATE ARE ATTACHED HERETO AS SCHEDULE B1 & B2 & B3.


                                  SCHEDULE "C"
                                 PROMISSORY NOTE

     TO:          Zeo-Tech  Enviro  Corp.
                  #2300  -  1066  West  Hastings  Street
                  Vancouver,  B.C.
                  V6E  3X2

     DATED:     January 15, 2001                         AMOUNT:     $139,800.00

FOR VALUE RECEIVED, the undersigned, being a company incorporated under the laws of British Columbia, promises to pay to or to the order of Zeo-Tech Enviro Corp. at the above address, the sum of One Hundred and Thirty Eight Hundred Dollars ($139,800.00) (the "Principal Sum") without interest thereon payable as follows:

(a) the sum of one thousand ($1,000) dollars per month commencing on June 1, 2001 until paid in full.

The  terms  herein  have  the  meaning  set  out  in  the  Agreement.

In the event of default in payment, the Vendor shall give the Purchaser written notice of such default and the Purchaser shall have sixty (60) days to rectify such default failing which the Vendor shall be entitled to exercise its rights under Section 4 of the Agreement.

The undersigned, when not in default hereunder, shall have the privilege of prepaying in whole or in part the Principal Sum without notice or bonus.

The undersigned hereby waives presentment, notice, dishonor, protect, notice of protest and notice of default.


Hidden  Rock  Drilling  Ltd.


     /s/  "Steve  Buchan"
     --------------------
Authorized  Signatory

EXHIBIT  10.5

                               STRATEGIC ALLIANCE

Between
C2C mining Corporation   By 8, 3716 - 56 Avenue S.E. Calgary, Alberta, T2C  2B5

And
Canadian  Mining Company Ltd. 2500-1177 West Hastings Vancouver, B.C. V6E  2K3

This strategic alliance agreement entered into by the parties C2C Mining Corporation (hereafter referred to as C2C) and Canadian Mining Company Ltd. (hereafter referred to as CMC) recognizes the interest of both parties to collaborate in the development of their respective zeolite holdings.

This alliance is being created for the purposes of collaboration in the production, manufacturing, marketing and distribution of zeolite resources located in British Columbia. This alliance recognizes that both parties are independent, it is not intended to be construed in any manner other than joint collaboration in the areas of processing, research, product development, marketing and sales.

Neither party is bound nor deemed to be bound or in any way restricted from dealing with other entities for the purposes of zeolite processing research, product development, marketing and sales. Neither party, by virtue of this strategic alliance, has any financial obligation to the other party.

The alliance recognizes that both parties are interested in technical and commercial collaboration in order to develop and promote zeolite applications. The parties recognize that the development of technologies, application , and use of zeolite is beneficial to both parties.

C2C has developed and holds patent licenses and proprietary information on the nature, use, and applications of zeolite. C2C will work with CMC to establish the suitability of CMC's zeolite in C2C's patent licenses and proprietary utilizations and applications. C2C will recommend to CMC various uses and applications of CMC's zeolite. C2C will toll process and package CMC's zeolite.

C2C may establish a buyer/seller relationship with CMC whereby C2C may purchase zeolite from CMC at an agreed price and likewise sell C2C's zeolite to CMC at an agreed price.

Both parties recognize marketing as the key component to financial success of their respective zeolite properties. Both parties agree to collaborate in the marketing of their respective zeolite products, technologies and applications where appropriate.

Neither party will release any technical information on the other's zeolite without written approval.

C2C  Mining  Corporation                    Canadian  Mining  Corporation  Ltd.
/s/  "Lu  Verne  E.W.  Hogg"                    /s/  "Ray  Paquette"
----------------------------                    --------------------
Per  Lu Verne E.W. Hogg, President            Per Ray Paquette, President

October  28,  1999                            October  28,  1999

EXHIBIT  10.  6

 The following Licensing and Production Agreement is stated in Canadian dollars


                       LICENSING AND PRODUCTION AGREEMENT

     Between:
                             C2C Zeolite Corporation
                  Bay 8, 3716 - 56 Avenue S. E. Calgary Alberta
                                     ("C2C")

     And
                              Zeo Tech Enviro Corp.
               2300, 1066 West Hastings Vancouver British Columbia
                                  ("Zeo Tech")

     WHEREAS C2C Zeolite Corporation and Zeo-Tech Enviro Corp. entered into a Strategic Alliance in October of 1999, created for the purpose of collaborating on the production manufacturing marketing and distribution of zeolite resources in British Columbia.

AND WHEREAS C2C has developed and hold patent licenses and proprietary information on the nature, use and application of zeolite;

THE  PARTIES  HERETO  AGREE  AS  FOLLOWS:

C2C hereby grants to Zeo-Tech license to produce and manufacture zeoFUME from Princeton zeolite deposits under license.

     TERMS  OF  THE  LICENSE:

ZeoTech  will pay C2C a royalty of 10% of sales on the first 1,000,000 per annum

ZeoTech will pay C2C a royalty of 5% on sales from $1,000,000 to $1,500,000 per annum

ZeoTech  will  pay  a  royalty  of  3%  on  sales  over  $1,500,000  per  annum

Minimum  royalties  will  be  due  to  C2C  on  the  following  basis

Year  1           0

Year  2           $5,000

Year  3-15        $10,000  per  annum

Of this, C2C will pay all royalties due to the National Research Council of Canada.

MANAGEMENT  COMMITTEE

C2C and ZeoTech will establish a management committee. Responsibilities of the management committee include:

     Engineering, procurement and construction of plant to produce zeoFUME Quality control and quality assurance
     Operations  will  report  to  the  management  committee

C2C shall receive a fee for services provided to the management committee as agreed.

LICENSE  FEES  TO  CONSUMER

The consumer/manufacturer will or may require a license, which C2C and ZeoTech will issue in consort. The license fee will vary according to product segment and consumer size. Any license fee received will be distributed equally between
C2C  and  ZeoTech.   The  flexibility  exists  to  issue  both  exclusive  and
non-exclusive  licensing  agreements.

The license will provide the selected consumer with market protection and provide a marketing edge.

RESTRICTION  ON  DOWN  HOLD  CEMENTING

The application of zeolite in downhole cementing will be restricted for the purpose of our agreement. As you are aware, we have signed a Joint Development Agreement with Halliburton. This agreement calls for the assignment of
exclusive  use  of  this  application  to  them  for  the NAFTA countries.   The
exclusion does not preclude Princeton zeolite from supplying this market provided your material meets technical qualifications, and the product is commercialized.

If the terms set forth above are satisfactory, please sign this Agreement in the space provided below and return on signed copy to us.

Yours  truly;

/s/  "Lu  Verne  Hogg"

Lu  Verne  E.W.  Hogg
President

Accepted  and  agreed  to  this  15  day  of  October,  2001.

Zeo  Tech

By:     /s/  "Raymon  Paquette"
        -----------------------

Title:         President
           -------------

EXHIBIT  10.7
                        LEASE AGREEMENT RE REAL PROPERTY

     This Agreement is entered this 13 day of September, 2002 between ZEO TECH ENVIRO CORP. (formerly Canadian Mining Co., Ltd.), a Canadian corporation as "Lessor" and WESTERN MG, LLC, a Arizona limited liability company as "Lessee" as follows:

     1.     Property:  The  property  which  is  subject of this Lease Agreement
            --------
consists of approximately 12 acres located in Aguila, Maricopa County, Arizona, consisting of Maricopa County Tax Parcel Nos. 506-05-006B and 506-05-006E, and the five buildings and improvements thereon, including, without limitation, a 1975 United Mobile Home, VIN CE51467.

     2.     Term:  Subject  to  the  purchase  option described hereinbelow, the
            -----
term of this Lease shall be for two (2) years, beginning                     and
continuing  through               ,  the  "Initial  Lease Period."  In the event
Lessee shall desire to extend the term of this Lease beyond its original expiration, Lessee shall have the option to do so provided Lessee is not then in default under the terms of this Lease, and provided such notice is given by June 30, 2004. In the event Lessee shall exercise its extension option, this Lease shall be deemed to have been extended for a period of two (2) additional years subject to the following: (1) rent shall be increased b y seven percent (7%) over the preceding year's monthly rental amount as of September 1 of each year of the extended lease term; and (2) taxes payable by Lessee shall be recalculated using the most recent available tax figures.

     3.     Rent:  Rent  in  the  sum  of $3,000.00 per month, together with any
            ----
applicable sales or occupancy taxes, shall be paid, and received, on or before the first day of each month during the lease term. Upon execution of this Lease the first month's rent shall be paid, together with a deposit of $3,000.00 to be held as security during the lease term. All rent will be paid to Lessor's attorney at the following address, with payments made to the order of:
                            Robert D. McCoy, Attorney
                         2001 W. Wickenburg Way, Suite 1
                              Wickenburg, AZ 85390

     With a minimum of ten (10) business days advance written notice, Lessor or Lessor's attorney shall have the right to demand that rent be paid in certified funds. In said notice shall be full and complete instructions and routing information for any funds to the account of Lessor's attorney named above. In the event a payment is not made on or before the date due, a late fee of $25.00 per day shall be paid for each day after the first day of the month until the rent is received by Lessor's attorney. Notwithstanding the foregoing, no default in payment shall be declared unless and until payment is delinquent by five (5) days from the first business day of the month.

     4.     Taxes  and  Insurance:  In  addition  to  rent, and as part thereof,
            ----------------------
Lessee shall pay monthly a sum equal to one-twelfth (1/12) of the annual property taxes and assessments on the property, calculated as of the most recent tax year. Lessee shall also provide a Lessor proof that the property is covered by a policy for fire and extended coverage insurance in the amount of not less that $150,000.00 naming Lessor as loss payee thereon, and shall provide a policy of liability insurance with an aggregate value of not less $2,000,000.00 naming Lessee as an additional insured. Such insurance shall be kept in force at all times during this Lease and Lessee shall provide proof of such insurance upon request by Lessor.

     5.     Purchase Option and Right of First Refusal:  If not then in default,
            -------------------------------------------
Lessee may, at its option during the first year of the Initial Lease Period, purchase the property and all improvements thereon, together with the mobile home identified above, for the purchase price of $275,000 cash. If Lessee elects to exercise its purchase option, one-half (1/2) of the rent paid prior to the date of the exercise of the purchase option (but not including taxes or insurance) shall be credited against against the purchase price and the parties shall open escrow at a title company acceptable to them, with escrow to close 30 days thereafter, and costs of escrow to be divided in accordance with prevailing local custom. Notice of intent to exercise the option shall be given to Lessor in writing and escrow shall be opened within 10 days after such notice is given. The purchase option described herein expire at the end of the first year of the Initial Lease Period.

          Upon expiration of Lessee's purchase option, and for the remainder of the original Lease Term, Lessee shall have a right of first refusal to purchase the entire demised premises upon the same terms and conditions as may be agreed upon between Lessor and any potential purchase of the property. In the event Lessor shall enter into a contract for sale of the demised premises, Lessor shall provide written notice, with a copy of said contract to Lessee. Lessee shall have ten (10) days thereafter to give Lessor notice that Lessee intends to exercise its right of first refusal to purchase the premises, in which event a contract with the same time limitations, terms and conditions set forth in the contract attached to the notice shall be entered between Lessor and Lessee. If Lessee does not give written notice of its intention to exercise its right of first refusal within said 10-day period, the right shall terminate. Lessee's right of first refusal is not assignable or transferable to any other person or entity.

     6.     Warranties and Indemnity:  Lessor warrants that it is seized of good
            -------------------------
title to the premises and has lawful authority to enter into this Lease. Lessor further warrants that it is not aware of any environmental pollution or hazardous substances upon the property, but has made no independent investigation of such matters. Lessee acknowledges that, at the date of entry of this Lease there is certain personal property, including a mill, located on the premises which were the property of a previous tenant. The personal property and fixtures belonging to the previous tenant are not included within the terms of this Lease Agreement.

          Lessor shall indemnify, defend and hold the Lessee and each of its directors, officers, employees, advisors and agents and any affiliate of any of the foregoing Persons (each such Person being called an Indemnitee) harmless from and against any and all third party claims, damages and liabilities, including the reasonable fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, or in connection with the presence, threatened release or release of any hazardous or controlled materials or substances from, on or related to the Leased Premises, or any environmental liability related in any way to the property, provided such condition was existing on or before the date this Lease was entered, whether or not known to Lessor at the time this Lease was entered. This section shall survive the Lease. Furthermore, Lessor has provided to the Lessee copies of any environmental reports, documents or correspondence in its possession, or of which Lessor is aware. Lessor shall, within one (1) week of execution of this Lease, remove the existing tailing ponds from the property and further remove any stored dumped or deposited ore or material which is or may appear to be hazardous in nature.

          Lessee warrants that it is a lawfully existing corporation and will operate the property in accordance with all state and federal statutes or regulations which would affect its operation of the property for the purpose intended by this Lease. Lessee further warrants to Lessor that it will not cause or allow any hazardous or controlled substances to be discharged on or about the property, and that it will indemnify Lessor from any and all liability for any violation of rules, regulations or statutes of any governmental entity or regulatory body, including any costs, attorney fees, expert fees or expenses which may be incurred by Lessor as a result of any activities or purported activities of Lessee or Lessee's licensees, employees or agents on or about the property, provided, however, that such purported activities shall have been reported by a stranger of this Lease Agreement. Lessee warrants that it has inspected the property and all improvements thereon and has determined that the property and all utility services thereon are adequate for the commercial enterprise contemplated by Lessee. The provisions of this paragraph shall survive the expiration or termination of this Lease.

          During the lease period, and any extension of said period, the Lessor or its agents shall have the right, upon not less that seven (7) days advance written notice, to enter onto the property and conduct such tests or inspections as it may deem necessary to verify Lessee's compliance with the terms of this paragraph.

     7.     Lessee's Right to Remove Fixtures:  None of the equipment, materials
            ----------------------------------
or supplies brought to the premises by Lessee during the Lease or any extension thereof shall be deemed fixtures and affixed to the premises regardless of how installed, mounted or used. At the end of the Lease Lessee shall have the right to remove all such equipment, materials and supplies provided Lessee is not in default at such time, and further provided that Lessee shall repair any damage to the premises which may be occasioned by the removal of any such equipment, materials or supplies.

     8.     Miscellaneous:  This  Agreement  is  entered in the State of Arizona
            --------------
and shall be enforceable in the Courts of the State of Arizona. Time is of the essence of this Lease and all the provisions hereof. The Lessee's rights and obligations hereunder may not be assigned, sublet or transferred without the express written permission of Lessor, which permission Lessor shall have no obligation to give. All utility expenses, maintenance and upkeep expenses for the property shall be paid by Lessee and Lessee shall not allow any liens to attach to the property for any purpose.

     9.     Notices:  Any  notice  required  or permitted by this Lease shall be
            --------
sent  to  the  respective  parties  at  the  following  addresses  and  means:

IF  TO  LESSOR:                           IF  TO  LESSEE:

     Zeo  Tech  Enviro  Corp.                    Western  MG,  LLC
     Attn:  Ray  Paquette                        Route  2,  Box  295
     2300-1066  W.  Hastings  Street             Nebo,  NC  28761
     Vancouver,  B.C.
     Canada,  V6E  3X2

WITH  COPY  TO:                         WITH  COPY  TO:

     Robert  D.  McCoy,  Attorney               David  Robinson  Attorney
     2001  W.  Wickenburg Way, Suite 1          6040 North 7th Street, Suite 300
     Wickenburg,  AZ  85390                     Phoenix,  AZ  85014
     (Fax)  928-684-9520                        email  <dave@lawfrl.com>
                                                (Fax)  602-264-5116

     For any notices for any period shorter than ten (10) days, the time of notice shall be counted as of that actual delivery of said notice to the party or its attorney.

     This Agreement may be signed in counterparts, and this document, with counterparts so signed, shall constitute a complete, full and binding Agreement.

LESSOR:                         LESSEE:

ZEO  TECH  ENVIRO  CORP.                    WESTERN  MG,  LLC


By  /s/  "Ray  Paquette"                    By/s/  "Ben  Gunter"
  ----------------------                      ------------------

Its     President                         Its     President
        ---------                                 ---------

EXHIBIT  11.1

                STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS


The following calculation of loss per share have been derived from the audited statements as at June 30, 2002 and the interim unaudited financial statements for the six months ended December 31, 2002.

June  30,  2001:

Average  number  of  shares  outstanding  during  the  year  (stated  in 1,000s)
20,326

Loss  for  the  year  ended  June 30, 2001                              $365,498

Basic  net  loss  per  common  share                                     $(0.02)

June  30,  2002:

Average  number  of  shares  outstanding  during  the  year  (stated  in 1,000s)
20,611

Loss  for  the  year  ended  June 30, 2002                              $274,790

Basic  net  loss  per  common  share                                     $(0.01)

December  31,  2002:

Average  number  of  shares  outstanding  during  the  year  (stated  in 1,000s)
23,478

Loss  for  the  period  ended December 31, 2002                         $116,672

Basic  net  loss  per  common  share                                    $(0.005)

EXHIBIT  13.1
                              ZEO-TECH ENVIRO CORP.
                           (EXPLORATION STAGE COMPANY)
                                  BALANCE SHEET
                                  DECEMBER 31, 2002

                      (Unaudited - Prepared by Management)




                                                                  DECEMBER 31,     June 30
                                                                      2002           2002
                                                                 --------------  ------------
ASSETS
CURRENT ASSETS

    Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      14,144   $     9,623
    Accounts receivable . . . . . . . . . . . . . . . . . . . .         14,693         5,819
    Inventory . . . . . . . . . . . . . . . . . . . . . . . . .          6,558         7,188
    Prepaid expenses. . . . . . . . . . . . . . . . . . . . . .            641             -
                                                                 --------------  ------------

           Total Current Assets . . . . . . . . . . . . . . . .         36,036        22,630
                                                                 --------------  ------------

REAL PROPERTY - net of accumulated depreciation . . . . . . . .        271,637       272,758
                                                                 --------------  ------------

MINERAL LEASES - Note 3 . . . . . . . . . . . . . . . . . . . .         51,641        51,641
                                                                 --------------  ------------

SECURITY DEPOSIT - Note 3 . . . . . . . . . . . . . . . . . . .         16,322        16,322
                                                                 --------------  ------------

                                                                 $     375,636   $   363,351
                                                                 ==============  ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

    Accounts payable - related parties. . . . . . . . . . . . .  $     125,156   $   202,464
    Accounts payable. . . . . . . . . . . . . . . . . . . . . .          5,455        12,427
                                                                 --------------  ------------

          Total Current Liabilities . . . . . . . . . . . . . .        130,611       214,891
                                                                 --------------  ------------

STOCKHOLDERS' EQUITY

    Common stock
        Unlimited shares authorized with no par value;
          24,144,561 shares issued and outstanding on December
          31, 2002 (20,894,561 on June 30, 2002). . . . . . . .      4,943,845     4,730,608
    Accumulated comprehensive adjustment. . . . . . . . . . . .         71,300        71,855
    Accumulated deficit during development stage. . . . . . . .     (4,770,120)   (4,654,003)
                                                                 --------------  ------------
        Total Stockholders' Equity. . . . . . . . . . . . . . .        245,025       148,460
                                                                 --------------  ------------

                                                                 $     375,636   $   363,351
                                                                 ==============  ============




     The accompanying notes are an integral part of these unaudited financial statements.

                              ZEO-TECH ENVIRO CORP.
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF OPERATIONS
       FOR THE  THREE AND SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001 AND
        THE PERIOD JUNE 5, 1987 (DATE OF INCEPTION) TO DECEMBER 31, 2002

                      (Unaudited - Prepared by Management)




                                     THREE         THREE          SIX           SIX
                                     MONTHS        MONTHS        MONTHS        MONTHS
                                     ENDED         ENDED         ENDED         ENDED
                                    DEC. 31,      DEC. 31,      DEC. 31,      DEC. 31,     JUNE 5, 1987 TO
                                      2002          2001          2002          2001        DEC. 31, 2002
                                  ------------  ------------  ------------  ------------
REVENUES . . . . . . . . . . . .  $     3,611   $     8,272   $    11,462   $    13,795   $        159,064
                                  ------------  ------------  ------------  ------------  -----------------

EXPENSES

    Depreciation . . . . . . . .          560           560         1,121         1,121              3,363
    Exploration costs. . . . . .        5,402        21,725        38,011        21,725          2,681,592
    Bad debts. . . . . . . . . .            -             -             -             -            171,921
    Administrative . . . . . . .       33,183        26,766        88,447        80,942          2,031,069
                                  ------------  ------------  ------------  ------------  -----------------
                                       39,145        49,051       127,579       103,788          4,887,945
                                  ------------  ------------  ------------  ------------  -----------------

NET LOSS - before other
   expenses. . . . . . . . . . .      (35,534)      (40,779)     (116,117)      (89,993)        (4,728,881)

LOSS ON DISPOSAL OF
   ASSETS. . . . . . . . . . . .            -             -             -             -            (41,239)
                                  ------------  ------------  ------------  ------------  -----------------

NET LOSS . . . . . . . . . . . .      (35,534)      (40,779)     (116,117)      (89,993)        (4,770,120)

COMPREHENSIVE
   ADJUSTMENTS

Currency translation adjustment.         (395)         (233)         (555)       (4,114)            71,300
                                  ------------  ------------  ------------  ------------  -----------------

NET COMPREHENSIVE
   LOSS. . . . . . . . . . . . .  $   (35,929)  $   (41,012)  $  (116,672)  $   (94,107)  $     (4,698,820)
                                  ============  ============  ============  ============  =================

NET LOSS PER COMMON
   SHARE

    BASIC. . . . . . . . . . . .  $         -   $         -   $         -   $         -
                                  ============  ============  ============  ============
    DILUTED. . . . . . . . . . .  $         -   $         -   $         -   $         -
                                  ============  ============  ============  ============

AVERAGE OUTSTANDING
           SHARES. . . . . . . .       24,145        20,895        23,478        20,752
                                  ============  ============  ============  ============

   BASIC (STATED IN 1000'S). . .       29,220        25,970        28,553        25,827
                                  ============  ============  ============  ============




     The accompanying notes are an integral part of these unaudited financial statements.

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)

                    STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
      For the Period June 5, 1987 (date of inception) to December 31,l 2002
                      (Unaudited - Prepared by Management)





                                                                              Accumulated
                                                        Common      Stock    Comprehensive    Accumulated
                                                        Shares      Amount     Adjustment       Deficit
                                                      -----------  --------  --------------  -------------
Balance June 5, 1987 (date of inception) .  . . . .            -  $      -  $            -   $          -


Issuance of common stock for cash                . .      400,000    20,000               -             -
at $0.05 - 1987

Issuance of common stock for cash . .                     400,000    60,000               -             -
at $0,15 - 1988

Foreign currency translation                   . . .            -         -           9,757             -
adjustment - 1988

Net operating loss for the year                                 -         -               -        (1,572)
ended June 30, 1988

Issuance of common stock for cash                 . .      423,250   121,300               -             -
at $.287 - 1989

Foreign currency translation adjustment - 1989 . . .            -         -           5,404             -


Net operating loss for the year                    .            -         -               -      (104,966)
ended June 20, 1989

Foreign currency translation                   . . .            -         -           2,071             -
Adjustment - 1990

Net operating loss for the year                    .            -         -               -       (65,806)
ended June 30, 1990

Foreign currency translation                   . . .            -         -             863             -
Adjustment - 1991

Net operating loss for the year ended June 30, 1991.            -         -               -       (17,986)

Foreign currency translation                   . . .            -         -           1,265             -
Adjustment - 1992

Net operating loss for the year                                 -         -               -       (78,231)
ended June 30, 1992

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)

                    STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
      For the Period  June 5, 1987 (date of inception) to December 31, 2002
                      (Unaudited - Prepared by Management)





                                                                             Accumulative
                                                       Common  Stock        Comprehensive    Accumulated
                                                      Shares    Amount        Adjustment       Deficit
                                                   ----------   -------     --------------  ------------

Issuance of common stock for . . . . . .              343,840   81,738                -               -
payment of debt at $0.238 - 1993
Issuance of common stock for
purchase of mineral property at $0.35
 - 1993                                               100,000   35,000                -                -
Issuance of common stock for cash at. . . . . .        80,000   48,000                -                -
$0.60 - 1993

Foreign currency translation  . . . . . . . . . .          -        -              (931)               -
adjustment - 1993

Net operating loss for the year ended
     June 30, 1993. . . . . . . .  . . . . . .             -        -                 -        (217,114)

Issuance of common stock for
expenses at $.26 - 1994                               145,686   38,296                 -               -
Issuance of common stock for . . . . . . .            266,600   58,652                 -               -
payment of debt at $.22 - 1994
Issuance of common stock for                          580,000  371,200                 -               -
purchase of mineral property at $.64 - 1994
Issuance of common stock for cash at. . . . . .       770,000  269,500                 -               -
$.35 - 1994

Foreign currency translation  . . . . . . . . .             -        -            24,817               -
adjustment - 1994

Net operating loss for the year ended
     June 30, 1994. . . . . . . . . . . . . . .             -        -                 -       (622,798)

Issuance of common stock for                          120,000  43,200                  -               -
payment debt at $.36 - 1995
Issuance of common stock for cash at. . . . . .       110,000  36,300                  -               -
$.33 - 1995

Foreign currency translation . . . . . . . . .              -       -                (45)              -
adjustment - 1995

Net operating loss for the year ended
     June 30, 1995. . . . . . . . . . . . . . .             -        -                 -       (148,546)

                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)

                    STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
      For the Period  June 5, 1987 (date of inception) to December 31, 2002
                      (Unaudited - Prepared by Management)




                                                                             Accumulated
                                                        Common  Stock       Comprehensive    Accumulated
                                                       Shares     Amount      Adjustment       Deficit
                                                      --------   -------    -------------     ----------

Issuance of common stock for
payment of debt at $.18 - 1996 . . .                 389,117     70,444                -               -
Issuance of common stock for
purchase of property at $.25 - 1996                1,800,000    450,000                -               -
Issuance of common stock for cash at. . . . . . . .2,160,000    432,000                -               -
$.20 - 1996

Foreign currency translation                  . . .          -        -            2,029               -
Adjustment - 1996

Net operating loss for the year ended
     June 30, 1996.                   . . . . . . .          -       -                 -       (873,952)

Issuance of common stock for
purchase of property at $.68 - 1997                  140,000     95,200               -                -
Issuance of common stock for cash at. . . . . . . .4,010,000  1,203,000               -                -
$.30 - 1997

Foreign currency translation      . . . . . . . .          -          -           10,811               -
adjustment - 1997

Net operating loss for the year ended
     June 30, 1997. . . . . . . . . . . . . . . .          -          -              -         (776,024)

Issuance of common stock for
purchase of property at $1.39 - 1998                  40,000    55,600               -                 -
Issuance of common stock for cash at
$.34 - 1998. . . . . . . . .                         650,000   222,500               -                 -

Foreign currency translation  . . . . . . . . . .          -         -            (7,679)              -
adjustment - 1998

Net operating loss for the year ended
     June 30, 1998. . . . . . . . . . . . . . . .          -          -              -         (386,553)

Issuance of common stock for cash at. . . . . . .  1,840,784    220,894              -                 -
$.12 - 1999

Foreign currency translation   . . . . . . . . .          -           -         38,407                 -
adjustment - 1999


                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)

                    STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
      For the Period June 5, 1987 (date of inception) to December 31, 2002
                      (Unaudited - Prepared by Management)





                                                                         Accumulative
                                                       Common  Stock     Comprehensive   Accumulative
                                                     Shares     Amount     Adjustment       Deficit
                                                  -----------  ---------   -----------   ------------
Net operating loss for the year ended
     June 30, 1999 . . . . . . . . .   . . . . .            -         -            -        (161,956)

Issuance of common stock for cash at . . . . . .    3,500,000   475,000            -                -
$0.11 - 2000

Foreign currency translation.            -                  -         -        2,651                -
adjustment - 2000

Net operating loss for the year ended
     June 30, 2000 . . . . . . . . . . . . . . .            -         -            -        (575,776)

Issuance of common stock for
purchase of property at $.15 - 2001                   150,000    22,500            -                -
Issuance of common stock for cash at
$.12 - 2001 . . . .                      . . . .    1,905,284   231,684            -                -


Foreign currency translation       . . . . . . .            -         -       (9,627)               -
adjustment - 2001

Net operating loss for the year ended
     June 30, 2001 . . . . . . . . . . . . . . .            -         -            -        (355,871)

Issuance of common stock for
cash at $.12 - 2002                                   550,000   66,000             -                -
Issuance of common stock for cash at
$.13 - 2002 . . . . . . . .                            20,000    2,600             -                -


Foreign currency translation   . . . . . . . . .            -       -         (7,938)               -
adjustment - 2002

Net operating loss for the year ended
     June 30, 2002 . . . . . . . . . . . . . . .            -       -              -        (266,852)

Issued of common stock for property
purchase at $.12.5 - 2002. .                          250,000  32,215              -                -
Issued of common stock for cash at
$.06 - 2002                                         3,000,000 180,000              -                -



                              ZEO-TECH ENVIRO CORP.
                           (Exploration Stage Company)

                    STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
      For the Period June 5, 1987 (date of inception) to December 31, 2002
                      (Unaudited - Prepared by Management)






                                                                         Accumulative
                                                        Common  Stock    Comprehensive  Accumulated
                                                        Shares  Amount     Adjustment     Deficit
                                                     ---------  ------    ------------    ---------

Foreign currency translation adjustment - 2002. . . . .       -      -         3,616              -

Net operating loss for the six months
ended December 31, 2002                                       -      -             -      (116,114)
                                                      ---------  -------    ---------    ----------

Balance as at December 31, 2002 . . . . . . . . .    24,144,561 $4,942,823  $ 75,471  $  4,770,117
                                                   ============  =========   =======     ==========






     The accompanying notes are an integral part of these unaudited financial statements

                              ZEO-TECH ENVIRO CORP.
                             STATEMENT OF CASH FLOWS
                           (EXPLORATION STAGE COMPANY)
            FOR THE  SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001 AND
        THE PERIOD JUNE 5, 1987 (DATE OF INCEPTION) TO DECEMBER 31, 2002
                      (Unaudited - Prepared by Management)





                                              DECEMBER 31,    DECEMBER 31,    JUNE 5, 1987 TO
                                                  2002            2001         DEC. 31, 2002
                                             --------------  --------------
CASH FLOWS FROM
    OPERATING ACTIVITIES

Net loss. . . . . . . . . . . . . . . . . .  $    (116,117)  $     (89,993)  $     (4,770,120)

Adjustments to reconcile net loss to net
    Cash provided by operating activities

    Depreciation. . . . . . . . . . . . . .          1,121           1,121              3,363
    Issuance of common stock for expenses .              -               -          1,387,830
    Changes in accounts receivable. . . . .         (8,874)           (518)           (14,693)
    Changes in inventory. . . . . . . . . .            630            (264)            (6,558)
    Changes in prepaid expenses . . . . . .           (641)              -               (641)
    Changes in accounts payable . . . . . .        (84,280)         30,556            130,611
    Foreign currency translation adjustment           (555)         (4,114)            71,300
                                             --------------  --------------  -----------------

Net Change in Cash Flows from Operations. .       (208,716)        (63,212)         3,198,908
                                             --------------  --------------  -----------------

CASH FLOWS FROM INVESTING
    ACTIVITIES
    Security deposit - mineral properties .              -               -            (16,322)
    Costs to prove mineral properties . . .              -               -            (51,641)
    Purchase real estate. . . . . . . . . .              -               -           (275,000)
                                             --------------  --------------  -----------------

                                                         -               -           (342,963)
                                             --------------  --------------  -----------------

CASH FLOWS FROM FINANCING
     ACTIVITIES
    Proceeds from issuance of common stock.        213,237          68,600          3,556,015
                                             --------------  --------------  -----------------

Net change in Cash. . . . . . . . . . . . .          4,521           5,388             14,144

Cash at Beginning of Period . . . . . . . .          9,623           9,949                  -
                                             --------------  --------------  -----------------

Cash at End of Period . . . . . . . . . . .  $      14,144   $      15,337   $         14,144
                                             ==============  ==============  =================




NON  CASH  FLOWS  FROM  OPERATING  ACTIVITIES

Issuance  of  4,625,243  common shares for expenses - 1987 -2002      $1,387,830

     The accompanying notes are an integral part of these unaudited financial statements.

                              ZEO-TECH ENVIRO CORP.
                          ( EXPLORATION STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002
                      (Unaudited - Prepared by Management)

1.          ORGANIZATION

The Company was incorporated under the laws of the Province of Alberta, Canada on June 5, 1987 under the name "Adamas Resources, Inc." with authorized common capital stock of an unlimited number of shares with no par value. Since inception the Company has made several name changes and on April 10, 2000 changed its name to "Zeo-Tech Enviro Corp."

The Company acquired all of the outstanding stock of "Canadian Mining Company Ltd." on August 3, 1999 which was organized in the state of Nevada however Canadian Mining does not have any assets or operations and therefore consolidated financial statements have not been prepared.

On June 15, 1993 the Company completed a reverse common stock split of 5 shares of outstanding shares for one share. This report has been prepared showing after stock split shares from inception.

The principal business activity of the Company has been the acquisition and development of mining properties, and in particular zeolite products, and is considered to be in the exploration stage.

2.          SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Accounting  Methods
-------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend  Policy
----------------

The  Company  has  not  yet  adopted  a  policy  regarding payment of dividends.

Income  Taxes
-------------

On December 31, 2002, the Company had a net operating loss available for carry forward in Canada of $2,440,000. The tax benefit has not been determined, however, it would be fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has been unable to project a reliable estimated income for the future. The net operating loss will expire in Canada starting in 2002 through 2009.

Basic  and  Diluted  Net  Income  (Loss)  Per  Share
----------------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if the shares have been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then the diluted income (loss) per share is not shown.

Financial  and  Concentrations  Risk
------------------------------------

The  Company  does  not have any concentration or related financial credit risk.

                              ZEO-TECH  ENVIRO  CORP.
                         ( EXPLORATION  STAGE COMPANY )
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 2002
                      (Unaudited - Prepared by Management)

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  CONTINUED

Revenue  Recognition
--------------------

 Revenue is recognized on the sale and delivery of a product or the completion of service provided.

Statement  of  Cash  Flows
--------------------------

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Real  Property
--------------

Real property consists of a commercial rental located in Aguila, Arizona, which includes four buildings 5,860 square feet, which is being depreciated over 39 years using the straight line method. The property is presently under a month-to-month lease for $3,000, with a right to purchase for $275,000.

                     Land                               $  187,550
                     Buildings                              87,450
                     Less  accumulated  depreciation       (3,363)
                                                          --------
                                                        $  271,637
                                                           =======
Financial  Instruments
----------------------

The carrying amounts of financial instruments, including cash, accounts receivable, inventory, and accounts payable, are considered by management to be their estimated fair values.

Capitalization  of  Mineral  Property  Costs
--------------------------------------------

Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mine equipment are capitalized and depreciated over their useful lives.

Environmental  Requirements
---------------------------

At the report date environmental requirements related to the mineral claims acquired are unknown and therefore an estimate of the any future cost cannot be made.

                              ZEO-TECH ENVIRO CORP.
                         ( EXPLORATION  STAGE COMPANY )
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 2002
                      (Unaudited - Prepared by Management)

2.          SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  CONTINUED

Foreign  Currency  Translation
------------------------------

The functional currency used for the Company reporting is the Canadian dollar. These financial statements have been translated to United States dollars using the year ended exchange rate for assets and liabilities, except the real property, which has been stated at its historical US dollar cost, and the statement of operations at the yearly average exchange rate. The accumulated translation gains and losses are reported under the equity section of the balance sheet.

Accounting  for  Stock-Based  Compensation
------------------------------------------

The Company has adopted Statement of Financial Accounting Standards No. 123 but has elected to continue to measure compensation cost under APB 25. The adoption of FASB No. 123 has no impact on the Company's financial statements.

Estimates  and  Assumptions
---------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Recent  Accounting  Pronouncements
----------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.          MINERAL  LEASES

The Company has 22 zeolite claims in the Princeton area of British Columbia described as the Zeotech group of claims, 27 pozzolanic claims also located in Princeton, British Columbia known as the Dick/Slate claim group, and other Canadian properties include the Anyox, B.C. copper and molybdenum property in the Skeena Mining Division of Northern British Colombia. and a gold/silver property in the North Thompson Area, Kamloops, British Columbia (referred to as the Taweel Lake Property and the "Lem" claims ). The Company also owns a 100% interest in a precious metal processing facility in Aguila, Arizona.

Management believes that all the properties mentioned above have opportunity for further development. The zeolite properties will be the main focus for the foreseeable future, which will include, hazardous waste encapsulation, animal and municipal waste, and the lightweight zeolite concrete markets.

                              ZEO-TECH ENVIRO CORP.
                         ( EXPLORATION  STAGE COMPANY )
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 2002
                      (Unaudited - Prepared by Management)

3.          MINERAL  LEASES  -  continued

The company has proven 861,528 metric tonnes on the Zeolite property. All costs of exploration have been expensed and the costs of proving the available tonage has been capitalized. An economic feasibility, including estimated mining costs and product prices, have not been completed. The capitalized costs will be amortized over seven years, its estimated use, starting with production.

A security deposit of $Cdn 25,000 has been made with the Department of Mines, in Canada, to cover claims for any future environmental cleanup.

The claims have been leased from the Canadian Government and have expiration dates of December 2008 through October 2011, all of which may be renewed for varying amounts.

In October, 2001 C2C Zeolite Corporation and the Company entered into a Licensing and Production Agreement. C2C has developed and holds patent licenses and proprietary information on the nature, use and applications of zeolite. The Company will pay C2C a royalty of 10% of sales on the first $Cdn 1,000,000 per annum, 5% on sales from $Cdn 1.0 - $ 1.5 million per annum and 3% on sales over $Cdn 1.5 million per annum. Both companies will form a management committee that will oversee the engineering, procurement, construction and operation of a plant to produce ZEOFUM.

License fees to the consumer will be collected by C2C and the Company from consumers and manufactures and distributed equally between the two companies. Licenses will be issued on both exclusive and non-exclusive licensing agreements. The application of zeolite in downhole cementing will be restricted for the purposes of this agreement. The agreement between C2C Zeolite and Halliburton for exclusive use of this application in NAFTA countries has already been assigned.

4.          COMMON  CAPITAL  STOCK

Since inception the Company has issued 19,519,318 shares of its common capital stock in Canada under the required Canadian registration for $3,556,015.

The Company has issued stock options to officers-directors and consultants outlined in note 5.

The Company has warrants outstanding for the purchase of 275,000 common shares at $Cdn.13 which will expire on August 20, 2003. On July 18, 2002, the Company issued 3,000,000 common shares at Cdn$.10, for cash, including warrants to purchase an additional 3,000,000 shares at $Cdn.12 which will expire July 18, 2004.

                              ZEO-TECH ENVIRO CORP.
                         ( EXPLORATION  STAGE COMPANY )
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                December 31, 2002
                      (Unaudited - Prepared by Management)


5.          SIGNIFICANT  TRANSACTIONS  WITH  RELATED  PARTIES

Officers-directors and their controlled entities have acquired 8.9% of the common stock and have none interest bearing, demand, loans to the Company of $125,156.

The company has issued stock options to its officers-directors and consultants as follows:

         Shares                Expiration  Date       Exercise Price
         ------                ----------------       --------------
         100,000             January  17,  2003          Cdn$.20
       1,175,000             April  27,  2003            Cdn.$18
         625,000             February  15,  2004         Cdn.$15

On the date of the grant the fair value of the stock was less than or equal to the exercise price.

Officers received salaries Cdn. $45,000 during the six months ended December 31, 2002.

6.          GOING  CONCERN

The Company does not have the working capital necessary to service its liabilities and for its planned activity which raises substantial doubt about its ability to continue as a going concern.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, long term financing, and loans from its officers, which will enable the Company to operate for the coming year.

EXHIBIT  21.1

                            SUBSIDIARY OF REGISTRANT


                               SECRETARY OF STATE

                                     (Seal)

STATE  OF  NEVADA


                                CORPORATE CHARTER



I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that CANADIAN MINING COMPANY LIMITED did on August 3, 1999, file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of Nevada, and further, that said Articles contain all the provisions required by the said State of Nevada.



                             IN WITNESS WHEREOF, I have hereunto set my hand and
                    affixed the Great Seal of State, as my office, in Las Vegas,
                                                      Nevada, on August 3, 1999.

                                                      /s/     "Dean Heller"

                                                         Secretary of State

                                          By.              /s/   "Shane Davis"

          (seal)

EXHIBIT  23


                            JOHN JENKS - P.Geo. (BC)
                               2780 - 25th Ave. NE
                                Salmon Arm, B.C.
                                 Canada, V1E 3C7

                           Tel. & Fax: (250) 832-6346
                          E-Mail:  jjenks@jetstream.net
                                   --------------------



March  17,  2003



                             LETTER OF AUTHORIZATION
                             -----------------------



To  Whom  it  May  Concern:


I hereby authorize Mr. Ray Paquette and/or Zeo-Tech Enviro Corp. and/or any of its authorized representatives to utilitze any and all reports, or portions thereof, written by me pertaining to the Dick/Slade and the Zeolite properties situated in and around Princeton, B.C. for whatever purposes they may require. This would include the filing of 10SB documents for the US Securities and Exchange Commission.

I would ask that any usage of the above reports be made in context and the integrity of the original meaning maintained.


Yours  very  truly;


/s/  "John  Jenks"

John  Jenks  -  P.Geo  (BC)

EXHIBIT  23-1



ANDERSEN  ANDERSEN  &  STRONG,  L.C.               941 East 3300 South Suite 202
Certified Public Accountants and Business Consultants      Salt Lake City, Utah,
Members  SEC  Practice  Section  of  the  AICPA                            84106
                                                         Telephone  801-486-0096
                                                               Fax  801-486-0098







CONSENT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

We hereby consent to the inclusion in a Registration Statement on Form 10SB of our report dated February 26, 2003 accompanying the audited balance sheet of Zeo-Tech Enviro Corp. at June 30, 2002 and the related statement of operations, stockholders' equity, and cash flows for the years ended June 30, 2002 and 2001 and to be named as an expert.


March  27,  2003



                                          /s  ANDERSEN  ANDERSEN  &  STONG  LC